As filed with the Securities and Exchange Commission on March 30, 2016

Registration No. 333-210450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO THE

FORM F-10

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STANTEC INC.

(Exact name of Registrant as specified in its charter)

Canada	8711	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if Applicable)

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Stantec Consulting Services Inc.

19 Technology Drive, Irvine, CA 92618-2334

Telephone: (949) 923-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

The Commission is requested to send copies of all communications to:

Paul J.D. Alpern Stantec Inc. 10160-112 Street Edmonton, Alberta Canada T5K 2L6 (780) 917-7000	Adam M. Givertz Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, Ontario Canada M5K 1J3 (416) 504-0520	Christopher W. Morgan Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of Alberta, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☒	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (2)
Subscription Receipts
Common Shares (3)
Total	N/A (1)	N/A (1)	US$455,107,329.60	US$45,829.31 (4)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. There are being registered under this Registration Statement such indeterminate number of subscription receipts and common shares of the Registrant as shall have an aggregate initial offering price not to exceed US$455,107,329.60.
(2)	Based upon a proposed maximum aggregate offering price of Cdn.$603,911,000. U.S. dollar amounts are calculated based on the Bank of Canada noon exchange rate of Cdn.$1.00 = U.S.$0.7536 on March 24, 2016.
(3)	Represents common shares issuable upon the automatic conversion of subscription receipts for which no additional consideration will be paid.
(4)	US$45,817.09 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This amended and restated preliminary short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States of America in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED MARCH 30, 2016

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

Amending and Restating the Preliminary Short Form Prospectus dated March 29, 2016

New Issue

STANTEC INC.

$525,140,000

17,360,000 Subscription Receipts, each representing the right to receive one

Common Share

This short form prospectus (also referred to as “this prospectus”) qualifies the distribution of 17,360,000 subscription receipts (the “Subscription Receipts”) of Stantec Inc. (the “Company” or “Stantec”) at a price of $30.25 per Subscription Receipt (the “Subscription Price”).

On March 29, 2016, the Company and its wholly-owned subsidiary Mustang Acquisition, Inc. (“Acquisition Sub”) entered into a definitive merger agreement (the “Acquisition Agreement”) with MWH Global, Inc. (“MWH”) pursuant to which MWH will be acquired by the Company upon the terms, and subject to the conditions, set forth in the Acquisition Agreement for a purchase price payable by the Company of approximately US$793 million (which represents an enterprise value of approximately US$795 million after taking into account the estimated net indebtedness of MWH). MWH is an engineering, consulting and construction management firm focused on water and natural resources for built infrastructure and the environment. This prospectus contains disclosure regarding MWH that is based on information provided to the Company by MWH. The fact that information has been obtained by the Company from MWH does not relieve the Company or the Underwriters (as defined herein) of any liability they may be found to have in the event the disclosure in this prospectus based on such information were to contain a misrepresentation under applicable securities laws. See “The Acquisition”, “Acquisition Rationale”, “Financial Benefits of the Acquisition”, “Description of the Acquired Business”, “Stantec Following the Acquisition” and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action, one common share in the capital of Stantec (“Common Share”) following the satisfaction of the Escrow Release Condition (as defined herein). The gross proceeds from the sale of the Subscription Receipts, less 50% of the Underwriters’ Fee (as defined herein) (the “Initial Underwriters’ Fee Payment”) with respect to such sale (the “Escrowed Funds”), will be held by Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”), and invested as directed by Stantec in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (subject to those investments having a certain minimum rating) pending the satisfaction of the Escrow Release Condition, all pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into on the closing of this offering among Stantec, the Subscription Receipt Agent, CIBC World Markets Inc. (“CIBC”) and RBC Dominion Securities Inc. (“RBC”), each on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Raymond James Ltd., HSBC Securities (Canada) Inc., AltaCorp Capital Inc., Desjardins Securities Inc., Scotia Capital Inc., Wells Fargo Securities Canada, Ltd., Canaccord Genuity Corp., D.A. Davidson & Co., Dundee Securities Ltd., KeyBanc Capital Markets Inc. and Laurentian Bank Securities Inc. (together with CIBC and RBC, the “Underwriters”).

Upon satisfaction of the Escrow Release Condition on or before 5:00 p.m. (Edmonton time) on August 30, 2016 (the “Escrow Release Deadline”), the Escrowed Funds and the interest earned thereon, less the balance of the Underwriters’ Fee, will be released to, or at the direction of, Stantec, and each holder of Subscription Receipts will receive, without the payment of additional consideration or further action on the part of the holder, one Common Share for each Subscription Receipt held (subject to any applicable adjustments) plus a Subscription Receipt Adjustment Payment (as defined herein), if applicable, less applicable withholding taxes, if any, for each Subscription Receipt so held. To the extent that a Subscription Receipt Adjustment Payment includes amounts relating to cash dividends declared on the Common Shares which have not been paid, but for which record dates occurred during the period from and including the closing date of this offering to and including the date immediately preceding the date the Common Shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement such amounts will not be payable to holders of Subscription Receipts, unless Stantec otherwise elects, until the date that such related cash dividends are paid to shareholders of Stantec. If: (i) the Escrow Release Condition is not satisfied on or before the Escrow Release Deadline, (ii) the Acquisition Agreement is terminated prior to such deadline, or (iii) the Company advises the Subscription Receipt Agent, CIBC and RBC, or announces to the public, that it does not intend to proceed with the Acquisition (as defined herein) prior to such deadline (each such event being a “Termination Event”), holders of Subscription Receipts will be entitled to receive an amount equal to the full Subscription Price and their pro rata portion of the Earned Interest and Additional Interest (each as defined herein). In order to facilitate such payment, the Company will pay to the Subscription Receipt Agent an amount equal to the Initial Underwriters’ Fee Payment plus the amount of interest that would have been earned on the amount of such payment had such amount been included in the Escrowed Funds. See “Description of the Subscription Receipts”.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SUBSCRIPTION RECEIPTS OR THE UNDERLYING COMMON SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Stantec is permitted, as a foreign private issuer under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The Company’s financial statements included or incorporated by reference into this short form prospectus have been prepared in accordance with Canadian generally accepted accounting principles, which, since January 1, 2011, have been consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. IFRS differs from generally accepted accounting principles in the United States (“U.S. GAAP”). Thus, Stantec’s financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Subscription Receipts may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are residents of Canada may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that Stantec is formed under the laws of Canada, that some of the Company’s officers and directors are residents of Canada or otherwise reside outside of the United States, that some of the Underwriters and experts named in this short form prospectus may be residents of Canada or otherwise reside outside of the United States, and that a substantial portion of the Company’s assets and the assets of said persons may be located outside the United States.

The Company’s outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “STN”. On March 29, 2016, the trading day immediately prior to the date of this prospectus, the closing price of the Common Shares on the TSX and NYSE was $31.94 per share and US$24.44 per share, respectively.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this prospectus. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts and the extent of issuer regulation. See “Risk Factors”. The Company has applied to the TSX to list the Subscription Receipts offered under this prospectus and the Common Shares issuable upon the conversion of the Subscription Receipts. The Company has also applied to the NYSE to list the Common Shares issuable upon conversion of the Subscription Receipts. Listings will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable upon conversion of the Subscription Receipts will be accepted for listing on the TSX or the NYSE. The Subscription Receipts will not be listed on the NYSE.

PRICE: $30.25 per Subscription Receipt

	Price to the public	Underwriters’ Fee(1)	Net proceeds to Stantec(2)
Per Subscription Receipt	$30.25	$1.21	$29.04
Total(3)	$525,140,000	$21,005,600	$504,134,400

Notes:

(1)	Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash commission equal to 4.0% of the gross proceeds of this offering other than proceeds raised from purchasers introduced to the Underwriters by the Company (the “President’s List Purchasers”), for which the Company has agreed to pay to the Underwriters a cash commission equal to 2.0% of such proceeds (the “Underwriters’ Fee”). The Company and the Underwriters have agreed that up to $5 million or 165,289 Subscription Receipts will be allotted to the President’s List Purchasers. The Underwriters’ Fee set forth in the table above assumes that no sales will be made to the President’s List Purchasers. The Initial Underwriters’ Fee Payment is payable on closing of this offering, with the remaining 50% of the Underwriters’ Fee payable on receipt by the Subscription Receipt Agent of notice confirming satisfaction of the Escrow Release Condition. In addition, 50% of the Underwriters’ Fee with respect to the sale of Subscription Receipts pursuant to the exercise of the Over-Allotment Option (as defined herein) is payable on closing of such sale, with the remaining 50% payable on satisfaction of the Escrow Release Condition. If the Escrow Release Condition is not satisfied prior to the Escrow Release Deadline, no further payment on account of the Underwriters’ Fee will be payable by the Company to the Underwriters. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of this offering, estimated to be approximately $820,000, which will be paid from general funds of the Company.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,604,000 Subscription Receipts from the Company on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable in whole or in part at the Underwriters’ sole discretion and without obligation, not later than the earlier of the 30th day following the closing date of this offering and the occurrence of a Termination Event. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to Stantec will be $603,911,000, $24,156,440 and $579,754,560, respectively, before deducting the expenses of this offering referred to above. If the Over-Allotment Option is exercised, in whole or in part, following the satisfaction of the Escrow Release Condition, Common Shares will be issued at the Subscription Price per Common Share in lieu of Subscription Receipts. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Subscription Receipts or Common Shares, if applicable, on the exercise of the Over-Allotment Option. A purchaser who acquires Subscription Receipts or Common Shares, if applicable, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, all references to “Subscription Receipts” in this prospectus include any Subscription Receipts issuable on exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Subscription Price for the Subscription Receipts offered under this short form prospectus was established by arm’s length negotiation between the Company and the Underwriters.

The following table sets out the number of Subscription Receipts that may be issued by the Company pursuant to the Over-Allotment Option, assuming the Over-Allotment Option is exercised prior to the satisfaction of the Escrow Release Condition:

Underwriters’ Position	Maximum number of securities available(1)	Exercise period or acquisition date	Exercise price
Over-Allotment Option	2,604,000 Subscription Receipts	At any time up to the earlier of the 30th day following the closing date of this offering and the occurrence of a Termination Event	$30.25 per Subscription Receipt

Note:

(1)	If the Over-Allotment Option is exercised, in whole or in part, following the satisfaction of the Escrow Release Condition, Common Shares will be issued at the Subscription Price per Common Share in lieu of Subscription Receipts.

Subject to applicable laws, the Underwriters may, in connection with this offering, over-allot or effect transactions that stabilize or maintain the market price of the Subscription Receipts at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited time. The Underwriters may offer the Subscription Receipts at a price lower than that stated above. See “Plan of Distribution”.

There are certain risks inherent in an investment in the securities offered under this short form prospectus and in the Company’s activities. Prospective investors should carefully consider these risk factors before purchasing securities under this short form prospectus. See “Risk Factors” in this prospectus and in the documents incorporated by reference herein.

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued, sold and delivered by Stantec and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to Canadian law on the Company’s behalf by Dentons Canada LLP and on behalf of the Underwriters by Stikeman Elliott LLP and to the approval of certain legal matters relating to United States law on the Company’s behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP and on the Underwriters’ behalf by Skadden, Arps, Slate, Meagher & Flom LLP.

Subscriptions will be received, subject to rejection or allotment in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. It is anticipated that the Subscription Receipts to be taken up by the Underwriters will be delivered in electronic form on closing of this offering, which is expected to occur on or about April 14, 2016, or such other date as the Company and the Underwriters may agree, but in any event not later than the date that is 42 days from the date of the receipt for the final short form prospectus. The Subscription Receipts are anticipated to be delivered electronically through the non-certificated inventory (“NCI”) system of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee on the closing date of the offering. Beneficial owners of Subscription Receipts will not be able to receive physical certificates representing their ownership of Subscription Receipts and will receive only a customer confirmation from the registered dealer through which the Subscription Receipts are purchased. See “Description of the Subscription Receipts”.

Stantec may be considered to be a “connected issuer” of each of CIBC, National Bank Financial Inc., HSBC Securities (Canada) Inc. and AltaCorp Capital Inc. under National Instrument 33-105 – Underwriting Conflicts. Each of CIBC, National Bank Financial Inc. and HSBC Securities (Canada) Inc. is an affiliate of a financial institution which is a lender to the Company and a minority interest in AltaCorp Capital Inc. is held by ATB Financial, an affiliate of Alberta Treasury Branches, which is a provincially regulated financial institution that is a lender to the Company. In addition, affiliates of CIBC will be lenders under the New Credit Facilities (as defined herein) and will provide commitments under the Bridge Facility (as defined herein). In addition, CIBC is providing financial advice to the Company in connection with the Acquisition. See “Financing the Acquisition”, “Use of Proceeds” and “Plan of Distribution – Relationship Between the Company and the Underwriters”.

D.A. Davidson & Co. and KeyBanc Capital Markets Inc. are not registered as dealers in any Canadian jurisdiction and, accordingly, will only sell Subscription Receipts into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Subscription Receipts in Canada.

Four of the Company’s directors, Douglas K. Ammerman, Delores M. Etter, Susan E. Hartman, and Aram H. Keith, reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person who resides outside of Canada, even if a party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons or Companies” and “Agent for Service of Process”.

Stantec’s registered and records office is located at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

GENERAL MATTERS

An investor should rely only on the information contained or incorporated by reference in this short form prospectus, and if an investor resides in the United States, on the other information included in the registration statement of which this short form prospectus forms a part or in any free writing prospectus Stantec files with the SEC. Investors are not entitled to rely on parts of the information contained or incorporated by reference in this short form prospectus to the exclusion of others. The Company has not, and the Underwriters have not, authorized anyone to provide investors with additional or different information. The Company is not, and the Underwriters are not, offering to sell the Subscription Receipts in any jurisdiction where the offer or sale of such securities is not permitted. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus or the date indicated, regardless of the time of delivery of this short form prospectus or of any sale of the Subscription Receipts.

This short form prospectus includes a summary description of certain agreements of the Company referred to in “Material Contracts”, including the Acquisition Agreement. The summary description is not complete and is qualified by the complete terms of the material agreements, which are or will be filed with the Canadian securities regulatory authorities and available online on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which may be accessed at www.sedar.com. Investors are encouraged to read the full text of such material agreements for more information.

Any graphs, charts, tables or other information relating to the historical performance (financial or otherwise), of the Company, MWH or the combined company on a pro forma basis or any other entity contained in this short form prospectus are intended only to illustrate past performance, rankings, or market position of such entities and are not necessarily indicative of future performance.

In this short form prospectus, unless the context otherwise indicates, references to “Stantec” or the “Company” mean Stantec, together with its subsidiaries. References to “MWH” refer to MWH Global, Inc., together with its subsidiaries. Unless otherwise specified, references to the “combined company” refer to the Company, together with its subsidiaries, assuming, and after giving effect to, the completion of the Acquisition.

References to “this prospectus” are used interchangeably with “this short form prospectus”. References to “this offering” refer to the offering of Subscription Receipts pursuant to this prospectus.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated. References to “United States dollars”, “U.S. dollars” or “US$” are to the currency of the United States.

The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, expressed in Canadian dollars, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollars, expressed in Canadian dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada:

	Year Ended December 31,
	2015	2014	2013
Rate at end of period	1.3840	1.1601	1.0636
Average rate during period	1.2787	1.1045	1.0299
Highest rate during period	1.3990	1.1643	1.0697
Lowest rate during period	1.1728	1.0614	0.9839

On March 29, 2016, the noon rate as quoted by the Bank of Canada, was US$1.00 = $1.3154.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company included in this short form prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS.

All financial information of MWH and the audited historical financial statements of MWH included in this short form prospectus are reported in U.S. dollars and have been prepared in accordance with, or derived from financial statements prepared in accordance with, U.S. GAAP.

The Company’s fiscal year end occurs on December 31 of each calendar year. The fiscal year end of MWH occurred on January 1 in 2016 and on January 2 in 2015.

This short form prospectus contains pro forma financial and other disclosure relating to the Company, assuming, and after giving effect to, the completion of the Acquisition and certain financing and other transactions relating to the Acquisition. Readers are cautioned that the pro forma consolidated financial statements of the Company contained in this prospectus include information from the financial statements of MWH that were prepared in accordance with U.S. GAAP and reconciled to IFRS. See “Caution Regarding the Unaudited Pro Forma Financial Information” and the notes to the Stantec Pro Forma Financial Statements (as defined herein) for more information.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against a person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.

Stantec is a corporation formed under, and governed by, the federal laws of Canada and the Company’s principal place of business is in Canada. Substantially all of the Company’s directors and officers and the experts named in this short form prospectus are residents of Canada and a substantial portion of their assets and the Company’s assets are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the United States federal securities laws or the securities laws of any state within the United States.

Stantec has been advised by its Canadian counsel, Dentons Canada LLP, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws. The Company has appointed Stantec Consulting Services Inc., as its agent in the United States upon which service of process against it may be made in any action based on this short form prospectus.

Stantec has filed with the SEC, concurrently with the initial filing of the registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this short form prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Stantec appointed Stantec Consulting Services Inc. as the Company’s agent for service of process in the United States in connection with any investigation or administrative proceedings conducted by the SEC, and any civil suit or action brought against or involving Stantec in a United States court arising out of or related to or concerning the offering of Subscription Receipts under this short form prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Stantec has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the Subscription Receipts of which this short form prospectus forms a part. This short form prospectus does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about Stantec and the Subscription Receipts, please refer to the registration statement and exhibits thereto which will be publicly available as described below.

Stantec is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable Canadian securities legislation, and in accordance with those requirements, Stantec files and furnishes reports and other information with or to the SEC and with the securities regulatory authorities of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, Stantec generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, Stantec is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers and directors and its shareholders holding 10% or more of its Common Shares are exempt from the beneficial ownership reporting and short-swing profit recovery provision contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

The reports and other information filed and furnished by Stantec with the SEC, including the registration statement that we have filed with respect to this offering, may be read online on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system, which may be accessed at www.sec.gov or at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room at the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 or access www.sec.gov for further information about public reference rooms.

Copies of reports, statements and other information that Stantec files with the Canadian provincial securities regulatory authorities are available electronically under the Company’s profile on the SEDAR website at www.sedar.com.

FORWARD-LOOKING INFORMATION

This short form prospectus includes or incorporates by reference certain statements that are “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 “safe harbour” provisions or “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking information”). The forward-looking information in this short form prospectus is presented for the purpose of providing disclosure of the current expectations of the Company’s future events or results, having regard to current plans, objectives and proposals, including the intention to proceed with the Acquisition, and such information may not be appropriate for other purposes. Forward-looking information relates to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, key performance drivers, estimates or expectations for its financial condition and outlook for its operations, including with respect to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Stantec’s business and operations, plans and references to its future success. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions; as such, this short form prospectus uses words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “target”, “guideline”, “goal” and similar expressions suggesting future outcomes or events to identify forward-looking information. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances may be considered forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict.

Forward-looking information contained and incorporated by reference in this short form prospectus includes, but is not limited to, statements relating to:

•	management’s intent to leverage the brand equity of MWH across the combined company’s expanded geographic footprint and the expectation of immediate growth opportunities relating to cross-selling to new and existing clients;

•	the potential to create approximately $33 million (US$25 million) of annual synergies related to leveraging the Company’s back office functions, optimizing its operational footprint and realizing on expected revenue opportunities;

•	the timing of realization of synergies and the areas from which synergies will be derived, such as operational and administrative functions, as well as expected revenue opportunities;

•	the expectation that management will have the ability to implement its best practices in the combined company to enhance efficiency and maintain operating profit margins;

•	the expectation that the Acquisition will be immediately accretive to the Company on an Adjusted Earnings per Share basis;

•	the ability of the combined company to reduce leverage levels to below 2.0x by the end of 2017;

•	the ability of the combined company to achieve its current payout ratio policy and expectation that this will enable dividend growth;

•	the financing of the Acquisition and related transactions, such as the repayment of the Existing Credit Facility and the redemption of the Existing Notes, borrowing under the Bridge Facility and the New Credit Facilities, including the manner in which such transactions will be financed, the expected sources and uses of funds and the anticipated timing of when such financings will be completed;

•	management’s expectations and beliefs with respect to industry trends and key drivers in relation thereto;

•	the completion of the Acquisition on the Acquisition Closing Date on the terms set out in the Acquisition Agreement and in a manner consistent with management’s expectations;

•	management’s assessment of the effects of the Acquisition on Stantec’s operations, infrastructure, share capital, opportunities, financial results and condition, access to capital and overall strategy, including the expectation that following the Acquisition Stantec will maintain a strong balance sheet and financial profile with ample liquidity supported by strong free cash flow;

•	the closing of this offering and the timing thereof; and

•	the listing of the Subscription Receipts and the Common Shares issuable pursuant to the Subscription Receipts.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond Stantec’s control, and the effects of which can be difficult to predict. Certain material assumptions made, and material risk factors with respect to, the forward-looking information referred to above include the following:

•	with respect to management’s intent to leverage the brand equity of MWH and the ability to cross-sell, management has assumed that it will be able to deploy the capabilities of MWH to Stantec’s existing clients and cross-sell Stantec’s services across the global network of MWH consistent with management’s expectations. Risk factors include those risk factors referred to under the headings “Risk Factors – Risks Related to the Acquisition” and “Risk Factors – Risks Related to Stantec’s Business”;

•	with respect to the volatility of general economic conditions in Canada, the United States and globally, demand for the Company’s services and the services of MWH, foreign exchange and interest rates, stock market volatility and market valuations, commodity prices, government spending levels, and competition for, among other things, market share, capital and skilled personnel. Risk factors include those risk factors referred to under the headings “Risk Factors – Risks Related to the Acquisition” and “Risk Factors – Risks Related to Stantec’s Business”;

•	with respect to synergies, management has assumed the ability to complete the Acquisition and integrate the business of MWH in a timely manner and that the combined company will be able to achieve synergies consistent with management’s current expectations. Risk factors include the ability of the Company to successfully leverage the Company’s back office functions, optimize its operational footprint and realize expected revenue opportunities consistent with management’s current expectations and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”;

•	with respect to enhanced efficiency of the combined company and the maintenance of Stantec’s operating profit margins, management has assumed that it will be able to implement its best practices in the combined company. Risk factors include those risk factors referred to under the headings “Risk Factors – Risks Related to the Acquisition” and “Risk Factors – Risks Related to Stantec’s Business”;

•	with respect to accretion of Adjusted Earnings per Share, management has assumed that earnings of the combined company for the current year will be equal to or greater than the pro forma earnings of the combined company for the 2015 fiscal year, adjusted for the impact of interest on incremental debt to finance the Acquisition. Risk factors include the fact that future earnings of the combined company cannot be predicted with certainty and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”;

•	with respect to de-leveraging of the combined company, management has assumed an initial capital structure consistent with that set out in “Consolidated Capitalization” (adjusting for the Acquisition and other items referred to under such heading). Management has also assumed the maintenance of its annual dividend on its Common Shares and that free cash flows of the combined company in the current year will be equal or greater than the pro forma free cash flow of the combined company for the 2015 fiscal year, adjusted for the impact of interest on incremental debt to finance the Acquisition. Risk factors include the fact that free cash flow of the combined company cannot be predicted with certainty and those risk factors referred to under the headings “Risk Factors – Risks Related to the Acquisition” and “Risk Factors – Risks Related to the Offering”;

•	with respect to financing, management made certain assumptions with respect to fees, interest rates and the timing of the completion of the Acquisition. Risk factors include those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”;

•	with respect to the expected timing of the Acquisition, management has assumed that the Acquisition will close in the second quarter of fiscal 2016. Risk factors include the ability to obtain all required regulatory and other approvals on a timely basis, if at all, including the approval of MWH stockholders described in this prospectus and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”;

•	with respect to attributes of the combined company and the ability of Stantec to successfully achieve the matters referred to above, management has made certain assumptions based on its knowledge of MWH and its due diligence and other work in connection with its evaluation of the Acquisition. Risk factors include those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”;

•	with respect to the closing of this offering and listing of the Subscription Receipts and Common Shares on the TSX and NYSE, as applicable, management has assumed it will be able to obtain the necessary stock exchange approvals or any other approvals for completion of the offering. Risk factors include those risk factors referred to in “Risk Factors – Risks Related to the Offering”; and

•	other factors considered under the heading “Risk Factors” in this short form prospectus and under the heading “Risk Factors” in the 2015 AIF and 2015 MD&A (each, as defined herein), which are incorporated by reference herein.

Stantec cautions that the foregoing list of important factors that may affect future results is non-exhaustive.

In evaluating any forward-looking information contained, or incorporated by reference, in this short form prospectus, Stantec cautions readers not to place undue reliance on any such forward-looking information. All forward-looking information in this short form prospectus speaks as of the date of this short form prospectus. Unless otherwise required by applicable securities laws, the Company does not intend, nor does the Company undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this short form prospectus to reflect subsequent information, events, results, circumstances or otherwise. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulatory authorities, including its 2015 AIF and 2015 MD&A, which are available electronically under the Company’s profile on the SEDAR website at www.sedar.com and are included in the Company’s Annual Report on Form 40-F filed with the SEC, which may be accessed at www.sec.gov.

NON-IFRS MEASURES

This short form prospectus contains references to certain measures that do not have a standardized meaning under IFRS as prescribed by the International Accounting Standards Board and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company presents measures such as EBITDA, Adjusted EBITDA and Adjusted Earnings per Share for Stantec and MWH on a combined basis, assuming completion, and after giving effect to, the Acquisition. Stantec currently uses EBITDA as an approximate measure of pre-tax operating cash flow. It measures earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and dividends, and includes income from equity investments. “Adjusted EBITDA” is calculated as EBITDA adjusted for out of ordinary course severance, estimated savings associated with certain employee retirement plans and other one-time costs and items. “Adjusted Earnings per Share” means earnings per share adjusted to exclude estimated transaction-related intangible amortization, costs and other one-time items on an after-tax basis. Stantec believes these adjusted measures are useful for evaluating the Company’s historical and unaudited pro forma financial results, given the nature of these items.

The Company believes these non-IFRS measures are frequently used by securities analysts, investors and other interested parties as measures of financial performance and to provide supplemental measures of operating performance and thus highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. See “Selected Pro Forma Financial Information” for reconciliations of the non-IFRS measures described in this prospectus (excluding the documents incorporated by reference). Other non-IFRS measures described in the documents incorporated by reference in this prospectus are available electronically under the Company’s profile on the SEDAR website at www.sedar.com.

CAUTION REGARDING UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION

This short form prospectus contains unaudited pro forma consolidated financial information, consisting of the unaudited pro forma consolidated statements of financial position as at December 31, 2015 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2015 of Stantec. Such unaudited pro forma consolidated financial information has been prepared using certain of Stantec’s financial statements as well as the financial statements of MWH as more particularly described in the notes to such unaudited pro forma consolidated financial information. In preparing such unaudited pro forma consolidated financial information, Stantec has had limited access to the books and records of MWH and is not in a position to independently assess or verify the information provided by MWH, including the financial statements of MWH that were used to prepare the unaudited pro forma consolidated financial information. Such information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual results may differ from those presented in the unaudited pro forma consolidated financial information. In preparing such information, no adjustments have been made to reflect operating synergies, revenue opportunities and cost savings that could result from the operations of the combined company. The unaudited pro forma consolidated financial information includes acquisition costs and costs of financing. Since such information has been developed to retroactively show the effect of transactions that have or are expected to occur at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma information. The information contained in the unaudited pro forma consolidated financial information is therefore subject to the limitations and the disclaimers set forth in the notes to such information. Undue reliance should not be placed on such information. For the avoidance of doubt, nothing in this paragraph operates to relieve Stantec or the Underwriters of any liability they may be found to have in the event the disclosure in this prospectus based on information provided by MWH were to contain a misrepresentation under applicable securities laws. See the notes to the Stantec Pro Forma Financial Statements and “Risk Factors”, including those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”

RECENT DEVELOPMENTS

Acquisition of Bury, Inc.

On March 11, 2016, the Company completed its previously announced acquisition of Bury, Inc., a 300-person, design and engineering consulting firm, offering engineering, landscape architecture, planning, construction administration, surveying and sustainable solutions.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws), including the Term Sheet and the Investor Presentation (each as defined below), that is used by the Underwriters in connection with the offering does not form a part of this prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in the final short form prospectus. Any template version of any marketing materials that has been, or will be, filed electronically under the Company’s profile on the SEDAR website at www.sedar.com before the termination of the distribution under this offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into the final short form prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Stantec, at its offices located at 10160 -112 Street, Edmonton, Alberta, T2K 2L6, telephone (780) 917-7000 or by faxing a written request to (780) 969-2030 and are also available electronically under the Company’s profile on the SEDAR website at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any subsequently filed document that is also incorporated by reference herein, the following documents of the Company, which have been filed with the various securities regulatory commissions or similar authorities in each of the provinces of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the annual information form of Stantec for the fiscal year ended December 31, 2015 (the “2015 AIF”);

(b)	the management information circular of Stantec dated March 20, 2015 prepared in connection with the annual meeting of shareholders held on May 14, 2015;

(c)	the audited consolidated financial statements of Stantec as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, together with the notes thereto and the independent auditor’s report thereon (the “Stantec Financial Statements”);

(d)	the management’s discussion and analysis of the financial condition and results of operations of Stantec for the year ended December 31, 2015 (the “2015 MD&A”);

(e)	the material change report dated March 29, 2016 relating to the execution of the Acquisition Agreement, the Stantec Commitment Letters (as defined herein) and this offering; and

(f)	the template version (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the term sheet relating to this offering dated March 29, 2016 (the “Term Sheet”) and the template version of the investor presentation dated March 29, 2016 (the “Investor Presentation”).

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus promulgated under National Instrument 44-101 – Short Form Prospectus Distributions (including, without limitation, any material change reports (other than confidential material change reports), annual information form, audited consolidated financial statements, together with the auditor’s report thereon, and related management’s discussion and analysis) subsequently filed by Stantec with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus. In addition, any similar documents filed by Stantec with the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this short form prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into the registration statement of which this short form prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this short form prospectus forms a part.

Any statement contained in this short form prospectus or in a document (or part of a document) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this short form prospectus or in a document (or part of a document) incorporated or deemed to be incorporated by reference) modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into or to constitute a part of this short form prospectus.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere, or incorporated by reference, in this short form prospectus.

DESCRIPTION OF STANTEC

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, and infrastructure projects to life. The Company’s work – professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics – begins at the intersection of community, creativity, and client relationships. Since 1954, Stantec’s local strength, knowledge, and relationships, coupled with its world-class expertise, have allowed the Company to meet its clients’ needs in creative and personalized ways. With a long-term commitment to the people and places it serves, Stantec has the ability to connect to projects on a personal level and advance the quality of life in communities across the globe. See “Description of Stantec”.

THE ACQUISITION

On March 29, 2016, Stantec announced that it had entered into the Acquisition Agreement, pursuant to which it agreed to acquire the issued and outstanding capital stock of MWH upon the terms, and subject to the conditions, set forth in the Acquisition Agreement for a purchase price of approximately US$793 million. After taking into account the estimated assumed net indebtedness of MWH, this represents an enterprise value of approximately US$795 million. Immediately following the closing of the Acquisition, MWH will be a wholly-owned subsidiary of Stantec. See “Details of the Acquisition”.

DESCRIPTION OF THE ACQUIRED BUSINESS

MWH is a global engineering, consulting and construction management firm focused on water for built infrastructure and the environment. MWH offers services to both public and private clients worldwide. MWH has a nearly 200 year history of engaging in some of the world’s most iconic water projects, such as the Panama Canal Third Set of Locks Project and the American Municipal Power hydroelectric projects on the Ohio River. As such, MWH has expertise in solving complex water projects, which is a key area of global growth for Stantec.

MWH is an employee-owned, fully integrated company with a presence worldwide and a global platform, employing over 6,800 professionals across 187 offices in 26 countries. See “Description of the Acquired Business”.

ACQUISITION RATIONALE

The Acquisition is aligned with Stantec’s growth strategy of building a top tier presence in the markets it chooses to serve. Historically, Stantec’s acquisition strategy has been focused on acquisitions in North America to develop a mature presence across its business portfolio. The Company has concurrently positioned itself to be able to execute on the right opportunity at the right time to expand its geographic footprint and service capabilities to further diversify its industry leading platform. Specifically, the Acquisition is expected to:

•	Create a Global Leader in Water and Infrastructure Markets

•	Expand the Company’s Geographic Footprint

•	Enhance Cross-Selling Capabilities to Different End Markets

•	Create Additional Growth Opportunities

•	Add Water-Related Construction Capabilities

•	Result in New Opportunities for Combined Company Employees

Financial Benefits of the Acquisition

In addition to the strategic highlights listed above, the Acquisition is expected to be financially advantageous to Stantec’s shareholders for the following reasons:

•	Meaningful Synergies – Management estimates projected run-rate annual synergies of $33 million (approximately US$25 million), the majority of which are related to leveraging Stantec’s existing back office functions and optimizing its operational footprint. The balance of the projected synergies are associated with identified revenue opportunities related to cross-selling to new and existing clients, consistent with management’s experience in past acquisitions. Management expects approximately half of the run-rate annual synergies to be realized in 2016, with the remainder realized in 2017.

•	Implementation of Operational Best Practices – Stantec has industry leading margins driven by operational best practices. Management believes its experience in successfully executing and integrating acquisitions will enable it to extend its best practices to the combined company and enhance operational efficiency.

•	Highly Accretive Transaction – The Acquisition is expected to be immediately mid-single digit accretive to Adjusted Earnings per Share and mid-teens accretive to Adjusted Earnings per Share in 2017, assuming completion of the offering, the Acquisition and the transactions related thereto.

•	Efficient Capital Structure and Dividend Growth – Stantec expects to efficiently lever its balance sheet to enhance the returns associated with the Acquisition. The strong cash flow generation and growth prospects of the combined company are expected to reduce leverage levels from less than 3.0x pro forma 2015 Adjusted EBITDA at closing to less than 2.0x expected EBITDA by the end of 2017. Stantec’s strong balance sheet should provide it with the flexibility necessary to continue pursuing its growth strategy. Additionally, the Acquisition is expected to result in increased cash flow generation, which should enable the Company to reduce debt while supporting Stantec’s payout ratio and dividend growth.

See “Acquisition Rationale”.

STANTEC FOLLOWING THE ACQUISITION

Global Opportunities

Management believes the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. The combined company is expected to have significant diversification across end markets and is expected to have a strong competitive position in the large geographies of the United States, Canada, the United Kingdom and Australia, with additional presence in multiple other international locations. Following the Acquisition, management expects to leverage Stantec’s existing design capabilities in Infrastructure, Buildings, Energy and Resources and Environmental Services across the global network of MWH. Approximately 78% of the combined company’s gross revenues are expected to be earned in North America and approximately 22% are expected to be earned from other regions.

Broader, More Robust Business Model

Stantec and MWH both originated as water practices, and have commonalities in their approaches to growth through diversification of service offering and geography. The water design practices of Stantec and MWH are complementary. In the combined company, the water design practice of MWH is expected to reinforce Stantec’s position as a top-tier design firm in North America. Management expects the water practice will become the combined company’s largest business line. Management further expects the construction business will add strong expertise that Stantec can use to better service its water clients, as well as new skillsets that can be levered for alternative project delivery in other sectors. Management expects the PMMC business will add additional depth and global scale to Stantec’s existing business. Finally, the addition of Innovyze to Stantec’s business portfolio is anticipated to bring a developed software business with long term deep industry client base. See “Stantec Following the Acquisition.”

SUMMARY FINANCIAL INFORMATION

The following tables set forth Stantec’s selected unaudited pro forma consolidated financial information as at and for the year ended December 31, 2015, after giving effect to this offering, the Acquisition and the New Credit Facilities.

The selected unaudited pro forma consolidated financial information of Stantec as at and for the year ended December 31, 2015, and MWH for the year ended January 1, 2016 has been derived from and should be read in conjunction with: (i) the Stantec Financial Statements, (ii) the MWH Financial Statements (as defined herein) included in this short form prospectus, and (iii) the Stantec Pro Forma Financial Statements (as defined herein), included in this short form prospectus.

The selected unaudited pro forma consolidated financial information set forth below and the Stantec Pro Forma Financial Statements included in this short form prospectus are not intended to be indicative of results of operations that would have occurred in the year ended December 31, 2015 had this offering, the Acquisition and the New Credit Facilities been effective January 1, 2015 or of operations expected in 2016 or in future years. The following analysis has been prepared by management on the basis of information contained in this short form prospectus. This analysis is not a forecast or projection of future results. The actual results of operations of the combined company for any period after the Acquisition Closing Date (as defined herein) may differ from the amounts set forth in the following analysis and such variation may be material. See “Non-IFRS Measures”, “Financing the Acquisition” and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”.

CONSOLIDATED STATEMENTS OF INCOME (IFRS)

For the year ended December 31, 2015 (Stantec) and January 1, 2016 (MWH)

(In thousands of Canadian dollars)

	Stantec	MWH	Pro Forma Consolidated
Gross revenue	2,877,245	1,685,618	4,562,863
Net revenue	2,373,683	968,229	3,341,912
Adjusted EBITDA(1)	306,269	107,231	413,500

Note:

(1)	See “Reconciliation of Net income to Adjusted EBITDA for Stantec” and “Gross Revenue and Reconciliation of Net income to Adjusted EBITDA for MWH”.

CONSOLIDATED BALANCE SHEETS (IFRS)

As at December 31, 2015 (Stantec) and January 1, 2016 (MWH)

(In thousands of Canadian dollars)

	Stantec	MWH	Pro Forma Consolidated
Total assets	2,341,879	917,637	4,123,554
Trade and other receivables	570,577	248,854	819,431
Unbilled revenue	228,970	243,255	472,225

THE OFFERING

Issuer:	Stantec Inc.

Price:	$30.25 per Subscription Receipt.

Amount:	$525,140,000

Offering Closing Date:	On or about April 14, 2016.

Issue:	17,360,000 Subscription Receipts. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holder, and subject to the terms and conditions of the Subscription Receipt Agreement, one Common Share upon closing of the Acquisition plus the Subscription Receipt Adjustment Payment, if any. See “Description of the Subscription Receipts”.

Over-Allotment Option:	The Company has granted to the Underwriters an Over-Allotment Option to purchase up to 2,604,000 additional Subscription Receipts from the Company on the same terms and at the same price as set forth above to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option is exercisable in whole or in part at the Underwriters’ sole discretion and without obligation, not later than the earlier of the 30th day following the closing date of this offering and the occurrence of a Termination Event. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to Stantec will be $603,911,000, $24,156,440 and $579,754,560, respectively, before deducting the expenses of this offering referred to above. If the Over-Allotment Option is exercised, in whole or in part, following the satisfaction of the Escrow Release Condition, Common Shares will be issued at the Subscription Price per Common Share in lieu of Subscription Receipts. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Subscription Receipts or Common Shares, if applicable, on the exercise of the Over-Allotment Option. A purchaser who acquires Subscription Receipts or Common Shares, if applicable, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Use of Proceeds:	The aggregate proceeds received from this offering, less the Initial Underwriters’ Fee Payment, will be held in escrow by the Subscription Receipt Agent subject to the Company fulfilling the Escrow Release Condition. See “Description of the Subscription Receipts”. Stantec will use the Escrowed Funds to fund a portion of the purchase price for MWH pursuant to the Acquisition Agreement. See “Use of Proceeds”.

Release of Escrowed Funds:	The aggregate proceeds from this offering, less the Initial Underwriters’ Fee Payment with respect to such sale, will be delivered to and held by the Subscription Receipt Agent and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank, provided that such obligation is rated Rl (high) by DBRS or an equivalent rating service pending the satisfaction of the Escrow Release Condition. Provided that the Escrow Release Condition is satisfied on or before the Escrow Release Deadline, the Escrowed Funds and interest earned thereon will be released to or as directed by Stantec, and the Common Shares will be issued to holders of Subscription Receipts who will receive, without payment of additional consideration or further action on the part of the holders, one Common Share for each Subscription Receipt held (subject to any applicable adjustments) plus a Subscription Receipt Adjustment Payment, if applicable.

If a Termination Event occurs, holders of Subscription Receipts will be entitled to receive an amount equal to the full Subscription Price plus their pro rata entitlements to the interest or other income actually earned on the investment of the Escrowed Funds from the closing of this offering to, but not including, the earlier to occur of the satisfaction of the Escrow Release Condition and a Termination Event as well as the interest that would have otherwise been earned on the Initial Underwriters’ Fee Payment as if it had been held in escrow as part of the Escrowed Funds and not paid to the Underwriters. See “Description of the Subscription Receipts”.

Standstill and Lock-Up:

The Company has agreed that it will not, directly or indirectly, without the prior written consent of CIBC and RBC, which consent shall not be unreasonably withheld or delayed, offer, sell or issue, or negotiate or enter into any agreement to offer, sell or issue any Subscription Receipts, Common Shares or other securities of Stantec convertible, exercisable or exchangeable into Common Shares, or make any announcement with respect to the foregoing, for a period of 90 days following the closing of this offering, except in conjunction with: (i) this offering; (ii) share based compensation arrangements and securities issued upon their exercise; and (iii) the exercise of options, warrants or other convertible securities outstanding at the date hereof.

The Company’s directors and certain executive officers will agree, subject to certain exceptions, not to sell, or agree to sell (or announce any intention to sell), any Common Shares or securities exchangeable or convertible into Common Shares prior to the closing of this offering and for a period of 90 days thereafter without the prior written consent of CIBC and RBC, such consent not to be unreasonably withheld.

Risk Factors:

See “Risk Factors” and other information included or incorporated by reference in this short form prospectus for a discussion of the factors that should be carefully considered before making a decision to invest in the Subscription Receipts. Such risk factors include:

Risks Related to the Acquisition

•    The Acquisition contemplated may be delayed or terminated.

•    Stantec may fail to realize the full amount of cost savings, synergies and benefits anticipated from the Acquisition.

•    Although Stantec expects to realize certain benefits as a result of the Acquisition, there is a possibility that following the Acquisition Stantec may be unable to successfully integrate the MWH business into Stantec in order to realize the anticipated benefits of the Acquisition or may be unable to do so within the intended timeframe.

•    The Acquisition may expose Stantec to unknown or contingent liabilities.

•    The financing of the Acquisition may be subject to terms that differ from or are less favourable than the terms described in this prospectus.

•    The Acquisition will increase Stantec’s leverage which may limit its flexibility to take advantage of corporate opportunities, thereby adversely affecting its financial condition and results of operations.

•    The past performance of Stantec and MWH may not be indicative of Stantec’s future performance after the consummation of the Acquisition.

•    There can be no assurance that the stockholder approval required for the Acquisition will be obtained.

•    The Acquisition may trigger change of control provisions which could result in unanticipated expenses in connection with the Acquisition.

•    Regulatory approvals required for the closing of the Acquisition may not be obtained.

•    The assumptions and estimates underlying the pro forma consolidated financial information may be materially different from Stantec’s experience after the Acquisition.

•    The information provided by MWH may be misleading, untrue or incomplete.

•    The nature of the Acquisition may lead clients to delay or defer decisions concerning their use of the services offered by Stantec and MWH.

•    Stantec may experience delays in implementing, or be unable to implement, the required internal financial reporting controls and procedures required by financial reporting obligations under securities laws.

Risks Related to Stantec’s Business

•    Demand for Stantec’s services is vulnerable to economic downturns and reductions in government in public and private industry spending. If the economy weakens, then Stantec’s revenue and financial condition may be adversely affected.

•    Stantec’s global operations increase the complexity in managing and running the business.

•    If Stantec is not able to successfully manage its growth strategy, its business and results of operations may be adversely affected.

•    The failure to source additional acquisition targets could impair Stantec’s growth.

•    Stantec may have difficulty achieving organic growth targets.

•    Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

•    Delays in payments by clients may be difficult to collect and may adversely affect Stantec’s financial condition and results of operations.

•    Stantec’s backlog of uncompleted projects is subject to unexpected adjustments and cancellations, and therefore may not accurately reflect future revenue.

•    Stantec has several long-term government contracts, some of which are only funded on a year-by-year basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, Stantec may not be able to realize all of its anticipated revenue and profit from that project. In addition, a delay in the completion of the budget process of a governmental client could delay procurement of Stantec’s services and have an adverse effect on its future revenue.

•    Interruption to systems and network infrastructure and the inability to enhance its cybersecurity may cause delays and loss of critical data and could delay or prevent operations and cause prejudice to Stantec’s clients.

•    If Stantec fails to attract, retain and mobilize skilled employees, it would adversely affect Stantec’s ability to execute its strategy.

•    Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above Stantec’s estimates.

•    The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable for it, could adversely impact its business.

•    Project sites are inherently dangerous workplaces. Failure to maintain safe worksites could have an adverse impact on Stantec’s business, financial condition and results of operations.

•    Stantec operates in many different jurisdictions and it could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

•    Misconduct by Stantec’s employees, partners or consultants or Stantec’s failure to comply with laws or regulations applicable to its business could damage Stantec’s reputation.

•    Force majeure events could negatively impact Stantec’s ability to complete client work.

•    Inadequate internal or disclosure controls over financial reporting may result in material misstatements in Stantec’s financial statements and public disclosure.

•    The nature of Stantec’s engineering and construction services exposes it to various rules and regulations and potential liability, claims, fines or sanctions which may reduce its profitability.

•    Changes to the tax laws and regulations may adversely affect Stantec’s effective tax rate, thereby adversely affecting its financial condition and results of operations.

•    As a result of the Acquisition, Stantec will have defined benefit plans that currently have a significant deficit which could grow in the future and cause it to incur additional costs.

•    Stantec’s goodwill and other intangible assets could be impaired and result in a charge to income.

Risks Related to the Offering

•    There is no existing public market for the Subscription Receipts.

•    The Subscription Receipts and Common Shares are Subject to Market Price Volatility.

•    Stantec may waive the Escrow Release Condition and complete the Acquisition on different terms.

•    The declaration and payment of dividends is subject to the discretion of the Board.

•    The market price of Stantec’s securities could be adversely affected by the sale of securities by its existing shareholders.

•    The issuance of Common Shares upon the conversion of the Subscription Receipts may have a dilutive effect.

DESCRIPTION OF STANTEC

Overview

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, and infrastructure projects to life. The Company’s work – professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics – begins at the intersection of community, creativity, and client relationships. Since 1954, Stantec’s local strength, knowledge, and relationships, coupled with its world-class expertise, have allowed the Company to meet its clients’ needs in creative and personalized ways. With a long-term commitment to the people and places it serves, Stantec has the ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Stantec has a history of success in growing by acquisition. It has completed over 100 acquisitions in the last 20 years in order to better position itself in new locations and sectors.

Stantec’s business model is a key element of its strategy. It is based on providing services across diverse geographic locations, business operating units, and all phases of the life cycles of infrastructure and facilities projects: planning, design, construction, maintenance, and decommissioning. Stantec’s goal is to be recognized as a top-tier service provider in the markets and geographies the Company chooses to serve.

Because of the diversity of the model, management believes Stantec can generally adapt to changes in market conditions by optimizing its delivery of services to the operating units or geographic locations with the highest demand levels. Stantec believes this strategy allows it to mitigate risk while continuing to increase its revenue and earnings. It also allows Stantec to provide services to a large number of clients rather than rely on a few projects for its revenue; the Company works on thousands of projects for thousands of clients.

Stantec serves many diverse clients in both the private and public sectors. Its aim is to establish ongoing relationships with clients that are likely to produce repeat business. It offers a range of pricing structures to its clients but usually provides its services based on a fixed or variable-fee contract.

Stantec’s operations are organized into three main geographic regions: Canada, the United States, and International. Its international offices are in the Middle East, the United Kingdom, and the Caribbean. In 2015, Stantec earned 46% of its gross revenue in Canada, 51% in the United States, and 3% internationally. The operations are further organized into four business operating units. In 2015, the breakdown of gross revenue by operating unit was as follows: Infrastructure – 39%, Buildings – 26%, Environmental Services – 20% and Energy and Resources – 15%.

As at December 31, 2015, Stantec had approximately 15,200 staff consisting of approximately 9,500 professionals, 4,100 technologists and technicians and 1,600 support personnel across 250 office locations. Stantec is a knowledge-based organization and is always seeking talented and skilled staff for all of its specialized services. It uses various recruitment strategies to address staffing needs, including, among other things: an employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

Stantec’s head and principal office and its registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, Canada, T5K 2L6. Stantec’s Common Shares trade on the TSX and the NYSE under the symbol “STN”.

For further information relating to the business of Stantec, please refer to the 2015 AIF incorporated by reference into this prospectus.

DETAILS OF THE ACQUISITION

The following section assumes completion of the Acquisition. See “Forward-Looking Information” and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”. The offering is conditional upon there being no termination of the Acquisition or announcement of such termination prior to the closing of the offering but the Acquisition is not conditional upon the completion of the offering. In the event that the Acquisition is not completed, holders of Subscription Receipts will be entitled to receive an amount equal to the full Subscription Price and their pro rata portion of the Earned Interest and Additional Interest (each as defined herein), see “Description of the Subscription Receipts”.

Overview

On March 29, 2016, Stantec announced that it had entered into the Acquisition Agreement, pursuant to which it agreed to acquire the issued and outstanding capital stock of MWH upon the terms, and subject to the conditions, set forth in the Acquisition Agreement for a purchase price of approximately US$793 million. After taking into account the estimated net indebtedness of MWH, this represents an enterprise value of approximately US$795 million. Immediately following the closing of the Acquisition, MWH will be a wholly-owned subsidiary of Stantec.

There can be no assurance that the Acquisition will occur or that any of the anticipated strategic and operational benefits, and cost and revenue synergies will be realized.

The Acquisition is conditional upon the receipt of certain regulatory approvals and the satisfaction of other customary conditions. There can be no assurance that any such approvals will be obtained in a timely manner, or at all, or that any such conditions will be satisfied or waived.

Under applicable Canadian securities laws, once completed, the Acquisition will be considered a “significant acquisition”. Financial statements with respect to MWH and pro forma consolidated financial information of Stantec are included in this short form prospectus. See “Stantec Following the Acquisition” and “Index to Financial Statements”.

This prospectus contains disclosure regarding MWH that is based on information provided to the Company by MWH. The fact that information has been obtained by the Company from MWH does not relieve the Company or the Underwriters of any liability they may be found to have in the event the disclosure in this prospectus based on such information were to contain a misrepresentation under applicable securities laws. See “Description of the Acquired Business” and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”.

ACQUISITION RATIONALE

The Acquisition is aligned with Stantec’s growth strategy of building a top-tier presence in the markets it chooses to serve. Historically, Stantec’s acquisition strategy has been focused on acquisitions in North America to develop a mature presence across its business portfolio. The Company has concurrently positioned itself to be able to execute on the right opportunity at the right time to expand its geographic footprint and service capabilities to further diversify its industry leading platform. Specifically, the Acquisition is expected by Stantec to:

Create a Global Leader in Water and Infrastructure Markets

The combined company is anticipated to build on Stantec’s position as a top tier design firm within the global water market. The strong brand, reputation and enhanced service offerings of the combined company are expected to strongly position Stantec to compete throughout the full project life cycle on the most technically sophisticated water-related projects in the world, as well as any water-related projects in the markets it serves.

MWH and Stantec have no consistent overlap in service delivery for water clients. MWH has significant expertise in large-scale projects globally, while Stantec traditionally serves local, municipal clients. When combined, Stantec believes it will be positioned as a global leader in water projects.

Beyond water, the global infrastructure services and client relationships MWH adds to Stantec’s capabilities, and Stantec anticipates the combined company will have the potential to generate revenue synergies through cross-selling of infrastructure services throughout the combined company’s expanded client base.

Expand the Company’s Geographic Footprint

MWH has a strong position and experience in international markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe and the Middle East. This should provide Stantec with immediate geographic breadth, creating a platform for expansion and diversification. Management expects that the combination of complementary capabilities, market presence, and cultures of each of MWH and Stantec will create the opportunity to service more clients with a broader range of services, worldwide.

Enhance Cross-Selling Capabilities to Different End Markets

The Engineering and Technical Services (“ETS”) offered by MWH to the Energy and Industry sector are expected to add global capabilities in water-related design services to Stantec’s key hydro-power, oil and gas, mining, and industrial clients. The global client portfolio of MWH is expected to generate opportunities for Stantec’s Energy and Resources business operating unit to cross-sell its engineering services and provide clients with a broader enhanced service offering through the complete project life cycle. In addition, opportunities exist to further cross-sell services out of Stantec’s Buildings and Environmental Services business operating units to the client base of MWH. The Construction Management Services (“CMS”) and Program Management and Management Consulting (“PMMC”) businesses of MWH related to water infrastructure are expected to broaden the scope of services Stantec can provide throughout the project life cycle in water, and provide the opportunity to market these new services to clients across Stantec’s business operating units. Overall, following the Acquisition, Stantec is expected to be better positioned to offer turnkey solutions for global water clients requiring top tier technical expertise.

Create Additional Growth Opportunities

Management believes that the Engineering and Construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH brings a history and experience of operating in global markets. Augmented by Stantec’s strong balance sheet, history of operational effectiveness and experience in successfully completing and integrating acquisitions, the combined company is expected to be well positioned to grow both organically and by acquisition in the future.

Add Water-Related Construction Capabilities

The construction capabilities of MWH have grown in response to its clients’ desires to have fully-integrated service offerings for the water market. MWH has a diverse range of construction capabilities, with the majority of the capabilities being construction management at-risk performed on water-related projects in the United States and the United Kingdom. These services are provided to the key long-term water clients of MWH. Management expects that the combined company will be able to build upon the strength of the construction capabilities of MWH and have the ability to further meet the needs of Stantec’s existing water clients.

The construction business is a separately run business within the current organizational structure of MWH, which is expected to be maintained in the combined company. This separation of the construction and consulting businesses is key to leveraging the construction capabilities when advantageous to the project, but maintaining the expertise separately from the consulting business. This separation allows both streams of expertise to operate effectively and allow development of synergies to complement but not distract from the strategy of each division.

Despite being run as a separate business, the expertise available within the MWH construction business is expected to augment and improve Stantec’s consulting services business by allowing it to better prepare for and execute on design-build projects with other construction partners in both the water markets and other sectors in which Stantec participates in design-build projects.

Result in New Opportunities for Combined Company Employees

Stantec’s purpose is “Creating Communities” and the MWH purpose is “Building a Better World”. Together, the combined company will share a commitment to advance the quality of life in our communities around the world. The employees of the combined company are anticipated to have the opportunity to build on that commitment by providing their expertise to more projects in more locations. We expect this will allow the combined company to better serve its clients by drawing resources from across the globe to address each client’s specific needs.

Key members the management team of MWH, including the presidents of various business units, will be joining Stantec in significant leadership positions after the Acquisition Closing Date. The current chief executive officer and chief financial officer of MWH are committed to joining Stantec after the Acquisition Closing Date to ensure a smooth and successful integration. Key members of management have also executed lock-up agreements committing to voting their MWH Common Stock in favor of the Acquisition.

Financial Benefits of the Acquisition

In addition to the strategic highlights listed above, the Acquisition is expected to be financially advantageous to Stantec’s shareholders for the following reasons:

•	Meaningful Synergies – Management estimates projected run-rate annual synergies of $33 million (approximately US$25 million), the majority of which are related to leveraging Stantec’s existing back office functions and optimizing its operational footprint. The balance of the projected synergies are associated with identified revenue opportunities related to cross-selling to new and existing clients, consistent with management’s experience in past acquisitions. Management expects approximately half of the run-rate annual synergies to be realized in 2016, with the remainder realized in 2017.

•	Implementation of Operational Best Practices – Stantec has industry leading margins driven by operational best practices. Management believes its experience in successfully executing and integrating acquisitions will enable it to extend its best practices to the combined company and enhance operational efficiency.

•	Highly Accretive Transaction – The Acquisition is expected to be immediately mid-single digit accretive to Adjusted Earnings per Share and mid-teens accretive to Adjusted Earnings per Share in 2017, assuming completion of the offering, the Acquisition and the transactions related thereto.

•	Efficient Capital Structure and Dividend Growth – Stantec expects to efficiently lever its balance sheet to enhance the returns associated with the Acquisition. The strong cash flow generation and growth prospects of the combined company are expected to reduce leverage levels from less than 3.0x pro forma 2015 Adjusted EBITDA at closing to less than 2.0x expected EBITDA by the end of 2017. Stantec’s strong balance sheet should provide it with the flexibility necessary to continue pursuing its growth strategy. Additionally, the Acquisition is expected to result in increased cash flow generation, which should enable the Company to reduce debt while supporting Stantec’s payout ratio and dividend growth.

DESCRIPTION OF THE ACQUIRED BUSINESS

Business Overview

MWH is a global engineering, consulting and construction management firm focused on water for built infrastructure and the environment. MWH offers services to both public and private clients worldwide. MWH has a nearly 200 year history of engaging in some of the world’s most iconic water projects, such as the Panama Canal Third Set of Locks Project and the American Municipal Power hydroelectric projects on the Ohio River. As such, MWH has expertise in solving complex water projects, which is a key area of global growth for Stantec.

MWH is an employee-owned, fully-integrated company with a presence worldwide and a global platform, employing over 6,800 professionals across 187 offices in 26 countries. MWH operates through three major business segments – Engineering and Technical Services, Construction Management Services and Program Management and Management Consulting.

Recently, MWH has received accolades that validate its position as a global leader in water markets with a best-in-class reputation:

•	Engineering News-Record[1] recently named MWH: “#1 Sewer & Solid Waste, Top International Design Firms”; “#1 Wastewater Treatment, Top International Design Firms”; “#2 Sanitary and Storm Sewers, Top Design Firms (U.S.)”; “#3 Wastewater Treatment Plants, Top International Contractors”; “#3 Sewer & Waste, Top Design Firms (U.S.)”; “#4 Water Supply, Top International Design Firms”; “#4 Sewerage & Solid Waste, Top International Contractors”; “#21 Top 500 Design Firms (U.S.)”; “#35 Top 225 International Design Firms”; and “#1 Best Project Award in Water & Environment”.

•	New Civil Engineer[2] in the United Kingdom named MWH: “#1 Top Firm in Water” in 2015.

•	American Public Works Association[3]: “#1 Project of the Year & Large Structures Awards”.

•	California Water Environmental Association[4]: “#1 Engineering Achievement of the Year Award”.

MWH has a strong management team, and significant depth of expertise in its employee base, having created some of the world’s most technically significant water and natural resource infrastructure projects. Key projects include the Panama Canal Third Set of Locks Project in Panama; Thames Water AMP5 Programme in London, United Kingdom; the Austin Water Treatment Plant Number 4 in Texas, United States; The Christchurch Recovery Project in New Zealand; the Australia Pacific Liquefied Natural Gas Project and Transportation Network Reconstruction Programme in Australia; and the Cerro Verde Project in Lima, Peru.

[1]	Source: Engineering News-Record
[2]	Source: New Civil Engineer
[3]	Source: American Public Works Association
[4]	Source: California Water Environmental Association

Geographical Overview

MWH has 187 offices operating in 26 countries across 6 continents. MWH segments its global operations into the following regions: Americas, Europe and Africa, Asia Pacific and the Middle East. Revenue is concentrated in the United States, the United Kingdom, Australia, and New Zealand. MWH also has a meaningful presence in other key markets (especially Latin America, and the Middle East). The map below shows the approximate gross revenues and staff numbers in each geographic segment of MWH.

Note: Staff figures as at December 31, 2015

Americas

The largest geographic segment of MWH based on number of employees and gross revenue is the Americas. The Americas region includes the United States, Argentina, Canada, Chile, Peru and Panama and currently employs approximately 2,650 employees (39% of the total number of employees of MWH). In 2015, MWH generated approximately US$665 million of gross revenue in the Americas (50% of the total gross revenue for 2015 of MWH).

Europe and Africa

The second largest geographic segment of MWH based on number of employees and gross revenue is Europe and Africa. The Europe and Africa segment includes operations in the United Kingdom, Belgium, Italy, the Netherlands, Turkey, Cyprus, Pakistan and Ethiopia and currently employs approximately 2,400 employees (35% of the total number of employees of MWH). In 2015, MWH generated approximately US$466 million of gross revenue in Europe and Africa (35% of the total gross revenue for 2015 of MWH).

Asia Pacific

MWH has a significant presence in the Asia Pacific region which includes operations in Australia, Brunei, China, Fiji, India, New Zealand, Singapore and Taiwan. The Asia Pacific segment currently employs approximately 1,500 employees (22% of the total number of employees of MWH). In 2015, MWH generated approximately US$139 million of gross revenue in Asia Pacific (11% of the total gross revenue for 2015 of MWH).

Middle East

MWH has a small presence in the Middle East region which includes operations in Bahrain, Qatar, Israel and the United Arab Emirates. The Middle East segment currently employs approximately 250 employees (4% of the total number of employees of MWH) and in 2015 generated approximately US$48 million of gross revenue (4% of the total gross revenue for 2015 of MWH).

Segment Overview

MWH operates its business via three main segments. An overview of each segment is described below.

Engineering and Technical Services

The ETS segment is the largest and longest standing business unit of MWH, focusing on water and natural resources for built infrastructure and the environment. ETS provides a large spectrum of engineering design service including water sourcing and water and wastewater treatment, environment and natural resources, mining, hydropower, remedial design, acquisition due diligence and ancillary services to each of these areas of expertise. The ETS segment has over 3,800 employees and generated approximately US$637.8 million of gross revenue in 2015 (48% of the total gross revenue for 2015 of MWH).

ETS has several sub-segments which provide further focus by industry and geography. The Energy and Industry sub-segment focuses primarily on the hydropower, mining, oil and gas and industrial sectors and provides planning, analysis, engineering, design, construction management, closure and contaminated land, waste and water management services.

The Americas Government & Infrastructure (“G&I”) sub-segment provides water and environmental services to governmental agencies and related industries in the Americas region. Offerings include water treatment, wastewater treatment, storm water management, desalination, water transmission/distribution, environmental planning, audits and hydrogeologic studies.

The Asia Pacific G&I sub-segment provides water, environmental and transportation services to governmental agencies in the Asia Pacific region.

The Middle East G&I sub-segment provides water/wastewater engineering and design, water conveyance and transmission and environmental planning for government agencies and government owned clients in the Middle East region.

Finally, the United Kingdom ETS sub-segment provides water and energy services to utilities in the United Kingdom and local authorities and provides a range of services including, among other things, water resources planning, program management, water treatment, wastewater treatment, storm water management, and water transmission and distribution.

Construction Management Services

CMS offers “start to finish” construction capabilities to municipal, utility, federal and industrial clients including commissioning and start up services with licensed operators. CMS revenue is primarily derived through cost-reimbursable, guaranteed maximum price or fixed price contracts. The CMS segment has over 1,600 employees.

The main contract types in this segment generally fall into four functional areas:

•	Construction management at-risk;

•	Design-build and progressive design-build;

•	Construction management in support of design completed by MWH; and

•	Hard bid construction with self-performance.

CMS is the second largest segment of MWH, having generated approximately US$525.8 million of gross revenue in 2015 (39% of the total gross revenue for 2015 of MWH).

Program Management and Management Consulting

PMMC provides services such as planning and delivery of capital investment programs, high level management consulting, strategy and organizational design, on-site direct client assistance, informational technology solutions and financial, commercial and risk consulting. PMMC also includes the software solutions business of MWH, Innovyze.

Innovyze is a leading global provider of wet infrastructure business analytics software solutions designed to give water and wastewater utilities, government agencies, and engineering organizations worldwide an enduring platform for success. Its connected portfolio of product lines empowers engineers to plan, manage, design, protect, operate and sustain efficient and resilient infrastructure systems. Innovyze clients include a significant number of the largest cities in the UK, Australasia, East Asia, North Americas and Middle East and a range of

ENR top-rated design firms.5 Innovyze operates as an independent subsidiary of MWH, its revenue is primarily driven by sales of license agreements and annual maintenance contracts. Top clients include: the Los Angeles Department of Water and Power, Las Vegas Valley Water District, Denver Water, New York City Department of Environmental Protection, Thames Water, Sydney Water, the City of Hong Kong, and the City of Toronto.

The PMMC segment has over 530 employees and generated approximately US$169.6 million of gross revenue in 2015 (13% of the total gross revenue for 2015 of MWH).

The remainder of the staff of MWH is made up of over 800 individuals working in Regional Support Functions, Global Support Functions and in the India Design Shared Services team. Gross revenue noted above for MWH’s three main segments is reduced by approximately $15 million of intercompany adjustments and eliminations.

End Market Overview

The following chart shows the gross revenue by end market for 2015 for MWH. Water is the largest and most important end market to MWH, which provides a meaningful platform for growth.

The Water end market includes the following applications:

•	Watershed, rivers and catchments;

•	Water and wastewater conveyance;

•	Water, storm water and sanitary infrastructure;

•	Water treatment;

•	Wastewater treatment; and

•	Reservoirs and dams.

Key trends that are expected to propel the water infrastructure requirements and drive significant growth in the sector include demographic shifts, scarcity, climate change, globalization and geopolitics, technology and economic cycles.

[5]	Source: Engineering News-Record

STANTEC FOLLOWING THE ACQUISITION

Global Opportunities

Management believes the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. The combined company is expected to have significant diversification across end markets and is expected to have a strong competitive position in the large geographies of the United States, Canada, the United Kingdom and Australia, with additional presence in multiple other international locations. Following the Acquisition, management expects to leverage Stantec’s existing design capabilities in Infrastructure, Buildings, Energy and Resources and Environmental Services across the global network of MWH. Approximately 78% of the combined company’s gross revenues are expected to be earned in North America and approximately 22% are expected to be earned from other regions.

Following the Acquisition, Stantec believes that its enhanced scale will better position it to compete within North America and globally.

1.	Source: Engineering News-Record and internal analysis

2.	Source: Engineering News-Record

Broader, More Robust Business Model

Stantec and MWH both originated as water practices, and have commonalities in their approaches to growth through diversification of service offering and geography. The water design practices of Stantec and MWH are complementary. In the combined company, the water design practice of MWH is expected to reinforce Stantec’s position as a top-tier design firm in North America. Management expects the water practice will become the combined company’s largest business line with world-class expertise in infrastructure and water, both of which are key non-cyclical growth areas. Management further expects the construction business will add strong expertise that Stantec can use to better service its water clients, as well as new skillsets that can be levered for alternative project delivery in other sectors. Management expects the PMMC business will add additional depth and global scale to Stantec’s existing business. Finally, the addition of Innovyze to Stantec’s business portfolio is anticipated to bring a developed software business with long term deep industry client base.

In summary, a combination of the complementary capabilities, market presence and cultures of Stantec and MWH are expected to provide the opportunity to help more clients with a broader, more holistic range of services.

Selected Pro Forma Consolidated Financial Information

The following tables set forth Stantec’s selected unaudited pro forma consolidated financial information as at and for the year ended December 31, 2015, after giving effect to this offering, the Acquisition and the New Credit Facilities.

The selected unaudited pro forma consolidated financial information of Stantec as at and for the year ended December 31, 2015, and MWH for the year ended January 1, 2016 has been derived from and should be read in conjunction with: (i) the Stantec Financial Statements, (ii) the audited consolidated financial statements of MWH as at and for the years ended January 1, 2016 and January 2, 2015, prepared in accordance with U.S. GAAP (the “MWH Financial Statements”), included in this short form prospectus, and (iii) the Stantec Pro Forma Financial Statements included in this short form prospectus.

The selected unaudited pro forma consolidated financial information set forth below and the Stantec Pro Forma Financial Statements included in this short form prospectus are not intended to be indicative of results of operations that would have occurred in the year ended December 31, 2015 had this offering, the Acquisition and the New Credit Facilities been effective January 1, 2015 or of operations expected in 2016 or in future years. The following analysis has been prepared by management on the basis of information contained in this short form prospectus. This analysis is not a forecast or projection of future results. The actual results of operations of the combined company for any period after the Acquisition Closing Date (as defined herein) may differ from the amounts set forth in the following analysis and such variation may be material. See “Non-IFRS Measures”, “Financing the Acquisition” and those risk factors referred to under the heading “Risk Factors – Risks Related to the Acquisition”.

CONSOLIDATED STATEMENTS OF INCOME (IFRS)

For the year ended December 31, 2015 (Stantec) and January 1, 2016 (MWH)

(In thousands of Canadian dollars)

	Stantec	MWH	Pro Forma Consolidated
Gross revenue	2,877,245	1,685,618	4,562,863
Net revenue	2,373,683	968,229	3,341,912
Adjusted EBITDA(1)	306,269	107,231	413,500

Note:

(1)	See “Reconciliation of Net income to Adjusted EBITDA for Stantec” and “Gross Revenue and Reconciliation of Net income to Adjusted EBITDA for MWH”.

CONSOLIDATED BALANCE SHEETS (IFRS)

As at December 31, 2015 (Stantec) and January 1, 2016 (MWH)

(In thousands of Canadian dollars)

	Stantec	MWH	Pro Forma Consolidated
Total assets	2,341,879	917,637	4,123,554
Trade and other receivables	570,577	248,854	819,431
Unbilled revenue	228,970	243,255	472,225

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA FOR STANTEC

For the year ended December 31, 2015

(In thousands of Canadian dollars)

Net income	156,378
Total income taxes	55,229
Net interest expense	10,929
Depreciation of property and equipment	45,880
Amortization of intangible assets	37,853
Adjusted EBITDA	306,269

GROSS REVENUE AND RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA FOR MWH

For the year ended	January 1, 2016(1) IFRS $ CAD	January 1, 2016 U.S. GAAP $ US	January 2, 2015 U.S. GAAP $ US	January 3, 2014 U.S. GAAP $ US
(in thousands of dollars)
Gross revenue	1,685,618	1,318,228	1,315,543	1,382,067
Net income	44,698	34,956	37,070	37,394
Total income taxes	22,542	17,629	16,937	18,620
Net interest expense	1,174	918	631	113
Depreciation of property and equipment	11,127	8,702	14,739	15,900
Amortization of intangible assets	10,300	8,055	3,600	3,500
EBITDA	89,841	70,260	72,977	75,527
Severance costs(2)	8,184	6,400	3,100	5,600
401k plan savings(3)	6,394	5,000	4,400	4,300
Other costs(4)	2,813	2,200	800	1,900
Adjusted EBITDA	107,231	83,860	81,277	87,327

Notes:

(1)	Translated into Canadian dollars using the average exchange rate in effect during the period (CDN$1.2787 per US$1.00 – 2015).
(2)	While MWH regularly incurs severance costs to restructure different parts of their business, the severance costs incurred in the fiscal years of 2015, 2014 and 2013 and identified above were viewed as historically higher than the severance costs incurred in fiscal years prior to 2013.
(3)	Effective in 2016, MWH amended its current 401k plan terms which will result in estimated savings going forward.
(4)	These are adjustments and normalizations related to certain claims, restructuring and acquisition costs.

FINANCING THE ACQUISITION

The Acquisition is expected to be financed with a combination of the proceeds from this offering and new credit facilities consisting of a new senior secured non-revolving multi-tranche term credit facility (the “New Term Credit Facility”) and a new $800 million senior secured revolving credit facility (the “New Revolving Credit Facility”, and together with the New Term Credit Facility, the “New Credit Facilities”) as follows:

•	$450 million from drawings under the New Term Credit Facility;

•	$233 million from drawings under the New Revolving Credit Facility; and

•	$504 million from the net proceeds of this offering (assuming no exercise of the Over-Allotment Option).

Using proceeds from the New Credit Facilities, Stantec has also secured the resources to redeem, if required, all of the $70 million principal amount of issued and outstanding 4.332% senior secured notes due May 10, 2016 and all of the $55 million principal amount of issued and outstanding 4.757% senior secured notes due May 10, 2018 (collectively, the “Existing Notes”) (including the redemption fee for early redemption of the Existing Notes). Stantec will repay all outstanding indebtedness under its existing $350 million senior secured revolving credit facility (the “Existing Credit Facility”) using proceeds from the New Credit Facilities.

Stantec has also secured a $525 million senior secured non-revolving bridge facility (the “Bridge Facility”) which could be used in conjunction with the New Credit Facilities to satisfy the purchase price for the Acquisition in the event the offering is not completed. Stantec expects to use the net proceeds of this offering as a source of funds for the purchase price for the Acquisition, and does not intend to draw on the Bridge Facility as a source of funds. The Bridge Facility is subject to mandatory reductions in the event of certain offerings by Stantec such as this offering. The Bridge Facility will be terminated in the event this offering closes. See “Use of Proceeds”.

Following the Acquisition, Stantec anticipates that it will maintain a strong balance sheet and financial profile, with ample liquidity and supported by strong free cash flow. Stantec intends to maintain the existing quarterly dividend rate of $0.1125 per Common Share following closing of the Acquisition.

The Acquisition is expected to close in the second quarter of fiscal year 2016.

THE ACQUISITION AGREEMENT

The Acquisition Agreement

Overview

The following is a summary of the principal terms of the Acquisition Agreement. The description of the Acquisition Agreement set forth below and elsewhere in this prospectus does not purport to be complete and is qualified in its entirety by the complete terms of the Acquisition Agreement, which has been filed by Stantec electronically under the Company’s profile on the SEDAR website at www.sedar.com. The Company encourages investors to read the Acquisition Agreement carefully and in its entirety.

Explanatory Note Regarding the Acquisition Agreement

The Acquisition Agreement and this summary of its terms are included to provide investors with information regarding its terms. Factual disclosures about Stantec or MWH in this prospectus may supplement, update or modify the factual disclosures about Stantec or MWH contained in the Acquisition Agreement. The representations, warranties and covenants made in the Acquisition Agreement by Stantec, Acquisition Sub and MWH were made solely to the parties to, and solely for the purposes of, the Acquisition Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Stantec, Acquisition Sub and MWH in connection with negotiating the terms of the Acquisition Agreement. In particular, when reviewing the representations and warranties contained in the Acquisition Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Acquisition Agreement may have the right not to consummate the Acquisition if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Acquisition Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with securities regulatory authorities in the provinces of Canada or with the SEC and in some cases were qualified by the matters contained in the disclosure schedule that MWH delivered in connection with the Acquisition Agreement, which disclosures were not reflected in the Acquisition Agreement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Acquisition Agreement. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Stantec, Acquisition Sub, MWH or any of their respective subsidiaries or affiliates.

The Acquisition

On March 29, 2016, Stantec and Acquisition Sub, a wholly owned subsidiary of Stantec, entered into the Acquisition Agreement with MWH, pursuant to which MWH will become a wholly-owned subsidiary of Stantec, upon the terms, and subject to the conditions, set forth in the Acquisition Agreement.

The Acquisition Agreement provides for the merger of Acquisition Sub with and into MWH (the “Acquisition”) upon the terms, and subject to the conditions, set forth in the Acquisition Agreement. The purchase price for all of the outstanding shares of capital stock of MWH is US$793 million, which amount is subject to adjustments in accordance with the terms and conditions of the Acquisition Agreement. At the effective time of the Acquisition (the “Effective Time”), the separate corporate existence of Acquisition Sub will cease. As the surviving corporation, MWH (the “Surviving Corporation”) will continue to exist following the Acquisition as a wholly-owned subsidiary of Stantec under the laws of the State of Delaware.

Effect on Capital Stock

At the Effective Time: (a) each issued and outstanding share of capital stock of Acquisition Sub will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value US$0.01 per share, of the Surviving Corporation; (b) any shares of common stock, par value US$0.01 per share, of MWH (“MWH Common Stock”) owned by MWH as treasury stock or Stantec, Acquisition Sub or any direct or indirect wholly-owned subsidiary of Stantec, Acquisition Sub or MWH, in each case will be automatically cancelled and cease to exist and no consideration will be delivered in exchange therefor; (c) each issued and outstanding share of MWH Common Stock (other than shares to be canceled as described above in (b) and shares that are held by a holder who did not vote in favor of the Acquisition and who is entitled to demand and properly demands appraisal of such shares pursuant to the General Corporation Law of the State of Delaware (the “DGCL”)) will convert automatically into and will represent the right to receive an amount in cash equal to US$400.10 without interest (the “Per Share Acquisition Consideration”), provided that at the Effective Time, such shares will be canceled and will cease to exist and the holders of such shares will not have any rights with respect thereto, except the right to receive the Per Share Acquisition Consideration; and (d) any and all principal and interest owing to MWH or its subsidiaries under notes receivable from the stockholders of MWH will be offset against and reduce the Per Share Acquisition Consideration with respect to the shares of MWH Common Stock to which those notes relate. In addition, each stock unit issued and outstanding under an MWH stock plan will be cancelled and cashed out at an amount equal to the Per Share Acquisition Consideration and each stock appreciation right issued and outstanding under an MWH stock plan will be cancelled and cashed out an amount equal to the excess of the Per Share Acquisition Consideration over the grant price of each such stock appreciation right. Also, certain shareholders and former shareholders of MWH whose shares of MWH Common Stock were recently repurchased by MWH will receive cash payments equal to the excess of the Per Share Acquisition Consideration over the price per share at which such MWH Common Stock was repurchased.

In connection with the Acquisition, certain subsidiaries of MWH will enter into share purchase agreements to acquire shares of MWH subsidiaries held by MWH employees outside of the United States. If any of such subsidiary shares are not acquired at the time the Acquisition is consummated, they will be acquired after the closing of the Acquisition under applicable corporate laws.

Representations and Warranties

The Acquisition Agreement includes representations and warranties customary for an arm’s length acquisition agreement, including representations and warranties made by MWH with respect to: (i) corporate organization, standing and power; (ii) capitalization; (iii) corporate authority and non-contravention; (iv) required government approvals; (v) financial statements; (vi) the absence of undisclosed liabilities; (vii) the absence of certain changes; (viii) legal proceedings; (ix) compliance with laws and permits; (x) tax matters; (xi) employee benefit matters; (xii) environmental matters; (xiii) intellectual property; (xiv) the inapplicability of anti-takeover law to MWH or the transactions contemplated by the Acquisition Agreement; (xv) personal property and real property; (xvi) material contracts and the absence of any defaults under material contracts; (xvii) receipt of a fairness opinion from the financial advisor of MWH; (xviii) brokers and other advisors; (xix) stockholder approval; (xx) employees; (xxi) compliance with anti-corruption, anti-money laundering laws and sanctions laws; (xxii) the absence of affiliate transactions; (xxiii) the absence of any untrue statement of material fact or omission in the proxy statement to be disseminated to stockholders of MWH in connection with the Acquisition (the “Proxy Statement”); (xxiv) insurance; (xxv) customers and suppliers; (xxvi) accounts receivable and payable; and (xxvii) government contracts.

The Acquisition Agreement includes representations and warranties made by Stantec and Acquisition Sub with respect to: (i) corporate organization, standing and power; (ii) corporate authority and non-contravention; (iii) required governmental approvals; (iv) brokers and other advisors; (v) ownership and operations of Acquisition Sub; (vi) financing for the Acquisition; and (vii) the absence of any untrue statement of material fact or omission in the information provided by Stantec for inclusion or incorporation by reference in the Proxy Statement.

Covenants

The Acquisition Agreement contains customary covenants of MWH, Stantec and Acquisition Sub commencing from the date of the Acquisition Agreement until the Effective Time. These covenants include covenants of MWH that, among other things, until the Effective Time, MWH will, and will cause its subsidiaries to, except as otherwise provided or consented to, (a) conduct the business of MWH and its subsidiaries in the ordinary course of business, (b) use reasonable best efforts to preserve its present lines of business and business organization, maintain in effect all permits and rights, preserve and maintain good relationships with customers, suppliers, distributors, creditors, lessors, business associates and employees, and manage its working capital (including the timing of collection of accounts receivable and payment of accounts payable and the management of inventory) in the ordinary course of business, and (c) not engage in specific types of transactions as described in the Acquisition Agreement unless agreed to in advance in writing by Stantec.

The Agreement also contains additional covenants of the parties: (a) in the case of all the parties, that they use their respective reasonable best efforts to promptly take all actions necessary, proper or advisable under applicable law to cause the transactions contemplated under the Acquisition Agreement to be consummated as soon as practicable; (b) in the case of MWH and its subsidiaries, that they will provide Stantec and its representatives with certain information; (c) in the case of MWH, that it will not, will cause its subsidiaries, directors, officers, employees not to, and will use its reasonable best efforts to cause its other representatives not to, directly or indirectly, enter into or otherwise participate in any discussions or negotiations regarding any takeover proposal or accept any takeover proposal or enter into any acquisition, merger agreement, or similar agreement, except as expressly permitted by the Acquisition Agreement; (d) in the case of the Surviving Corporation, that it indemnify, defend and hold harmless each current and former director, officer and employee of MWH and any of its subsidiaries against all claims arising out of or in connection with any action or omission relating to their position with MWH or its subsidiaries occurring or alleged to have occurred at or before the Effective Time, for a period of six years from the Effective Time, to the fullest extent permitted by applicable law and assume all obligations of MWH and its subsidiaries to the indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in certain documentation; (e) in the case of Stantec, to take all actions necessary to cause Acquisition Sub and the Surviving Corporation to perform promptly their respective obligations under the Acquisition Agreement and cause Acquisition Sub to consummate the Acquisition on the terms set forth in the Acquisition Agreement; (f) in the case of Stantec, that it use its reasonable best efforts to take all actions to arrange and obtain the financing on the terms and conditions described in the financing commitment letters (the “Stantec Commitment Letters”); and (g) in the case of MWH, that it will provide, will cause its subsidiaries to provide, and will use its reasonable best efforts to cause its representatives to provide, all cooperation reasonable requested by Stantec that is customary and necessary in connection with the financing transactions described in the Acquisition Agreement.

Conditions to the Acquisition

The completion of the Acquisition is subject to the satisfaction of the following mutual conditions for the benefit of Stantec, Acquisition Sub and MWH: (a) approval by two-thirds of the outstanding shares of MWH Common Stock (“MWH Stockholder Approval”) being obtained; (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated and any required approval by any governmental authority being obtained pursuant to foreign antitrust laws; (c) the absence of any law or order enacted, promulgated, issued, entered, amended or enforced by any governmental authority preventing consummation of the Acquisition; and (d) the absence of any proceedings by any governmental authority seeking to restrain, enjoin, make illegal or otherwise prohibit consummation of the Acquisition.

The obligations of Stantec and Acquisition Sub to effect the Acquisition are subject to the satisfaction or waiver of customary conditions: (a) the representations and warranties of MWH being true and correct as of the date of the Acquisition Agreement and the closing date of the Acquisition (the “Acquisition Closing Date”) with the same effect as though made on and as of the Acquisition Closing Date (except to the extent that an earlier date is otherwise specified), except where the failure of such representations or warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, as defined in the Acquisition Agreement, provided that certain stated representations and warranties in the Acquisition Agreement must be true and correct in all material respects as of the date of the Acquisition Agreement and the Acquisition Closing Date; (b) MWH having performed in all material respects its obligations under the Acquisition Agreement at or prior to the Acquisition Closing Date; (c) MWH not having suffered a material adverse effect, as defined in the Acquisition Agreement, since the date of the Acquisition Agreement; (d) MWH delivering to Stantec, on the Acquisition Closing Date, certain regulatory certificates certifying that the transactions contemplated in the Acquisition Agreement are exempt from withholding under Section 1445 of the Internal Revenue Code of 1986; (e) Stantec having received all exemptions or shareholder approvals to complete the minority shareholder transactions in New Zealand set out in the Acquisition Agreement and (f) appraisal rights shall not have been perfected with respect to more than 7.5% of the number of shares of MWH Common Stock.

The completion of the Acquisition is subject to the satisfaction or waiver of customary conditions, including the following conditions for the benefit of MWH: (a) the representations and warranties of Stantec and Acquisition Sub being true and correct as of the date of the Acquisition Agreement and the Acquisition Closing Date, with the same effect as though made on and as of the Acquisition Closing Date (except to the extent that an earlier date is otherwise specified), except for such failures of such representations and warranties to be true and correct as would not, individually or in the aggregate, reasonably be expected to prevent or otherwise have a material adverse effect, as defined in the Acquisition Agreement, on the ability of Stantec and Acquisition Sub to consummate the Acquisition; and (b) Stantec and Acquisition Sub having performed in all material respects all obligations required to be performed by them under the Acquisition Agreement at or prior to the Acquisition Closing Date.

Termination

The Acquisition Agreement may be terminated at any time prior to the Effective Time:

(a)	by written mutual consent of MWH and Stantec, whether before or after receipt of the MWH Stockholder Approval;

(b)	by written action of either the boards of Stantec or MWH:

(i)	if the Acquisition has not been consummated on or before July 12, 2016 (the “End Date”), unless the failure to consummate the Acquisition was primarily due to such party’s material breach of its obligations under the Acquisition Agreement, whether such event occurs before or after receipt of the MWH Stockholder Approval;

(ii)	if any law or order enacted, promulgated issued, entered, amended or enforced by any governmental authority having the effect of directly or indirectly enjoining, restraining, preventing or prohibiting consummation of the Acquisition or making the consummation of the Acquisition illegal shall be in effect and shall have become final and non-appealable, provided the party seeking to terminate has used such standard of efforts required by the Acquisition Agreement to prevent, oppose and remove such restraint, whether such event occurs before or after receipt of the MWH Stockholder Approval; or

(iii)	if the MWH stockholders meeting has concluded and the MWH Stockholder Approval has not been obtained;

(c)	by Stantec by written action of its board, whether before or after receipt of the MWH Stockholder Approval:

(i)	if MWH has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Acquisition Agreement, which breach or failure to perform would result in a failure to satisfy certain stated conditions precedent to Stantec’s and Acquisition Sub’s obligations under the Acquisition Agreement and cannot be cured by MWH by the End Date or, if capable of being cured by the End Date, has not been cured within 30 calendar days of receipt of written notice from Stantec stating Stantec’s intention to terminate the Acquisition Agreement and the basis for termination, provided that Stantec will not have the right to terminate the Acquisition Agreement if it is then in material breach of its representations, warranties, covenants or other agreements thereunder; or

(ii)	if the MWH board has taken certain actions specified in the Acquisition Agreement to effect a change in its recommendation regarding the Acquisition; and

(d)	by MWH by written action of its board, whether before or after receipt of the MWH Stockholder Approval:

(i)	if Stantec or Acquisition Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Acquisition Agreement, which breach or failure to perform would result in a failure to satisfy certain stated conditions precedent to MWH’s obligations under the Acquisition Agreement and cannot be cured by Stantec or Acquisition Sub by the End Date or, if capable of being cured by the End Date, has not been cured within 30 calendar days of receipt of written notice from MWH stating the intention of MWH to terminate the Acquisition Agreement and the basis for termination, provided that MWH will not have the right to terminate the Acquisition Agreement if it is then in material breach of its representations, warranties, covenants or other agreements thereunder; or

(ii)	at any time prior to receipt of the MWH Stockholder Approval in order to enter into an agreement with respect to a proposal that the MWH board (or a duly authorized committee thereof) determines in good faith, in accordance with the Acquisition Agreement, to be more favorable to the holders of MWH Common Stock, provided that this right will not be available to MWH unless MWH pays or has paid a termination fee in accordance with requirements of the Acquisition Agreement.

In the event that Stantec terminates the Acquisition Agreement pursuant to paragraph (c)(i) above or either party terminates the Acquisition Agreement pursuant to (b)(iii) above, within three business days after such termination, MWH shall pay or cause to be paid any and all documented fees and expenses as specified in the Acquisition Agreement, up to US$7,500,000, excluding any fees or expenses paid or payable to a financing source, as defined in the Acquisition Agreement. In the event of a termination pursuant to (d)(ii), (c)(ii), (b)(i) or (b)(iii), subject to certain conditions stated in the Acquisition Agreement, MWH will also be required to pay a termination fee in an amount equal to US$30,000,000 by wire transfer of immediately available cash funds to an account specified by Stantec.

No Survival of Representations and Warranties

The representations and warranties will not survive the Effective Time, except that any covenant or agreement of the parties that contemplates performance in whole or in part after the Effective Time will not be limited. See “Risk Factors – The Acquisition may expose Stantec to unknown or contingent liabilities”.

Governing Law

The Acquisition Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the laws of any other jurisdiction to apply.

USE OF PROCEEDS

Stantec expects to receive $504,134,400 in net proceeds from this offering (assuming no exercise of the Over-Allotment Option), after deducting the Underwriters’ Fee but prior to deducting the expenses related to this offering estimated to be approximately $820,000. If the Over-Allotment Option is exercised in full, the net proceeds from this offering are expected to be $579,754,560 after deducting the Underwriters’ Fee but prior to such expenses.

Immediately following the closing of this offering, the proceeds of this offering, less the Initial Underwriters’ Fee Payment, will be held in escrow by the Subscription Receipt Agent and invested as described in “Description of the Subscription Receipts”. If the Escrow Release Condition is satisfied, upon receipt of the net proceeds from the Subscription Receipt Agent and immediately prior to the closing of the Acquisition, Stantec will use the net proceeds from this offering to partially fund the purchase price for the Acquisition.

If the Underwriters exercise the Over-Allotment Option and the Escrow Release Condition is satisfied, Stantec will use the net proceeds from the sale of additional Subscription Receipts ($75,620,160 if the Over-Allotment Option is exercised in full) to partially fund the purchase price for the Acquisition and for general corporate purposes.

For a description of sources and uses of funds relating to the purchase price for the Acquisition, transaction costs, the redemption of the Existing Notes (including the redemption fee for early redemption of the Existing Notes) and the repayment of the Existing Credit Facility, see “Financing the Acquisition”.

CONSOLIDATED CAPITALIZATION

From January 1, 2016 to March 28, 2016, there were no material changes in the share or loan capital of the Company.

Upon completion of this offering, the Acquisition and the issuance of Common Shares pursuant to the Subscription Receipts, there will be an aggregate of 111,249,425 Common Shares outstanding, or 113,853,425 Common Shares if the Over-Allotment Option is exercised in full.

The following table sets out the consolidated capitalization of Stantec as at December 31, 2015 and as at December 31, 2015 after giving effect to: (i) the Acquisition; (ii) this offering, assuming no exercise of the Over-Allotment Option; (iii) the New Term Credit Facility and the New Revolving Credit Facility to be drawn at the closing of the Acquisition; (iv) the repayment of the Existing Credit Facility and the Existing Notes, determined before deducting the Underwriters’ Fee and other expenses of this offering. The information set out below assumes that no amounts are outstanding under the Bridge Facility.

($ thousands except the number of common shares)	As at December 31, 2015	As at December 31, 2015 after giving effect to the transactions referred to above (1)(2)
Long-term debt, including current portion	$365,356	$1,063,441	(3)
Total equity	$1,323,260	$1,799,405	(4)(5)
Number of common shares	94,435,898	111,795,898	(4)(5)

Notes:

(1)	See “Financing the Acquisition” for more information.
(2)	Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the above noted transactions will be adjusted as follows: the net proceeds from the Over-Allotment Option of $75,620,160 will reduce the long-term debt, including current portion and increase the total equity by the same amount. The number of Common Shares will increase by 2,604,000.
(3)	An amount of $450 million will be drawn from the Term Credit Facility and an amount of approximately $233 million will be drawn from the Revolving Credit Facility to finance a portion of the purchase price and the costs related to the Acquisition. In addition, the outstanding amount of approximately $97 million due under the Existing Credit Facility will be refinanced under the New Credit Facilities. See “Stantec Inc. – Unaudited Pro Forma Consolidated Financial Statements”.
(4)	Based on (i) the issuance of 17,360,000 Common Shares upon the conversion of 17,360,000 Subscription Receipts issued pursuant to this offering for aggregate gross proceeds of $525,140,000 less the Underwriters’ Fee of $21,005,600 and expenses of this offering estimated to be $820,000; and (ii) the net costs related to the Acquisition of approximately $33.5 million.
(5)	Does not reflect the 572,825 shares repurchased and cancelled from January 1, 2016, to February 24, 2016 pursuant to our Normal Course Issuer Bid, at an average price of $31.76 per share for an aggregate price of $18.2 million.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Subscription Receipts and the Subscription Receipt Agreement, a copy of which will be filed with the Canadian securities regulatory authorities and will be available electronically under the Company’s profile on the SEDAR website at www.sedar.com.

The Subscription Receipts will be issued at the closing of this offering pursuant to the Subscription Receipt Agreement. The aggregate gross proceeds of all of the Subscription Receipts sold in this offering, less 50% of the Underwriters’ Fee with respect to such sale, will be delivered to and held by the Subscription Receipt Agent and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank, provided that such obligation is rated Rl (high) by DBRS or an equivalent rating service pending the earlier to occur of the receipt by the Subscription Receipt Agent of notice confirming satisfaction of the Escrow Release Condition and the occurrence of a Termination Event. Provided that the Escrow Release Condition is satisfied on or before the Escrow Release Deadline, the Escrowed Funds and interest earned thereon will be released to or as directed by Stantec, and the Common Shares will be issued to holders of Subscription Receipts who will receive, without payment of additional consideration or further action on the part of the holders, one Common Share for each Subscription Receipt held (subject to any applicable adjustments) plus a Subscription Receipt Adjustment Payment, if applicable. “Escrow Release Condition” means all conditions precedent to the completion of the Acquisition pursuant to the Acquisition Agreement (other than the delivery of the purchase price for the Acquisition) have been satisfied or waived, and the Company has delivered to CIBC and RBC, on their own behalf and on behalf of the Underwriters, and the Subscription Receipt Agent, a certificate, in accordance with the terms of the Subscription Receipt Agreement, confirming such satisfaction or waiver.

Forthwith upon the satisfaction of the Escrow Release Condition, Stantec will execute and deliver to the Subscription Receipt Agent and CIBC and RBC, on their own behalf and on behalf of the Underwriters, a notice thereof, and will, via its transfer agent, issue and deliver the Common Shares to CDS or its nominee. Contemporaneously with the delivery of such notice, Stantec will issue a press release specifying that the Escrow Release Condition has been satisfied and that the Common Shares have been issued. Further, upon the satisfaction of the Escrow Release Condition, the remaining 50% of the Underwriters’ Fee (plus any accrued interest thereon) will be paid from the Escrowed Funds. The Company will use the Escrowed Funds to pay a portion of the purchase price payable in respect of the Acquisition. See “Use of Proceeds” and “Financing the Acquisition”.

If a Termination Event occurs, holders of Subscription Receipts will be entitled to receive an amount equal to the full Subscription Price plus their pro rata entitlements to the interest or other income actually earned on the investment of the Escrowed Funds from the closing of this offering to, but not including, the earlier to occur of the satisfaction of the Escrow Release Condition and a Termination Event (the “Earned Interest”) as well as the interest that would have otherwise been earned on the Initial Underwriters’ Fee Payment as if such the Initial Underwriters’ Fee Payment had been held in escrow as part of the Escrowed Funds and not paid to the Underwriters (the “Additional Interest”), less any applicable withholding taxes. As the Initial Underwriters’ Fee Payment is paid to the Underwriters from the aggregate Subscription Price at the closing of this offering, Stantec will be responsible for making up the difference to holders of Subscription Receipts on a Termination Event in respect of the Initial Underwriters’ Fee Payment and Additional Interest thereon. The obligation to make the payment of the amounts specified above shall be satisfied by mailing payment by cheque payable to the holders of Subscription Receipts at such holders’ registered address or by making a wire transfer for the account of such holders through CDS. Upon the mailing or delivery of a cheque or the making of any wire transfer as provided above (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof, as the case may be) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

If the Escrow Release Condition is satisfied on or before the Escrow Release Deadline and holders of Subscription Receipts become entitled to receive Common Shares pursuant to the Subscription Receipt Agreement, such holders will also be entitled to receive, without duplication, an amount, if any, representing an amount per Subscription Receipt equal to the amount per Common Share of any cash dividends declared by Stantec for which record dates have occurred during the period from and including the date of the closing of this offering to and including the date immediately preceding the date Common Shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement (the “Subscription Receipt Adjustment Payment”), less any applicable withholding taxes, for each Subscription Receipt so held. To the extent that the Subscription

Receipt Adjustment Payment includes amounts in respect of cash dividends declared by Stantec on the Common Shares for which record dates have occurred during the period from and including the date of the closing of this offering to and including the date immediately preceding the date Common Shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement which have not yet been paid, such amounts shall not be payable to holders of Subscription Receipts, unless Stantec otherwise elects, until the date that such related cash dividends are paid to shareholders of Stantec. Any Subscription Receipt Adjustment Payment payable shall be paid by way of a pro rata portion of the Earned Interest, and if such funds are not sufficient, the excess shall be paid as a refund of the purchase price for the Subscription Receipts by way of a pro rata portion of the Escrowed Funds.

Holders of Subscription Receipts are not shareholders of Stantec and Subscription Receipts do not carry any voting or pre-emptive rights whatsoever in Stantec. Holders of Subscription Receipts are entitled only to receive Common Shares and any Subscription Receipt Adjustment Payment, if applicable, less any applicable withholding taxes, after full satisfaction of the Escrow Release Condition or to a return of the Subscription Price for the Subscription Receipts together with any Earned Interest and Additional Interest, in each case as applicable, as described above. From and after the date the Escrow Release Condition is satisfied, the former holders of Subscription Receipts will be entitled as holders of Common Shares to receive dividends from the Company, to vote and to all other rights available to holders of Common Shares.

In the event that, prior to the date of issue of a Common Share in respect of a Subscription Receipt, there occurs a subdivision, consolidation, reclassification or other change of the Common Shares or any reorganization, amalgamation, merger, arrangement or sale of all or substantially all of Stantec’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets (other than cash dividends) will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts. Alternatively, such securities, evidences of indebtedness or assets may, at the option of Stantec, be issued to the Subscription Receipt Agent and delivered to holders of Subscription Receipts on exercise thereof. In case Stantec, after the closing of this offering, takes any action affecting the Common Shares, other than the actions described above, which, in the reasonable opinion of the directors of Stantec, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, then the number of Common Shares which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of Stantec may, in their discretion, reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances. The adjustments provided for in this paragraph are cumulative and shall apply to successive subdivisions, consolidations, changes, distributions, issues or other events resulting in any adjustment.

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts pursuant to this offering will have a non-assignable contractual right of rescission in certain circumstances. See “Purchaser’s Statutory and Contractual Rights of Withdrawal and Rescission.”

The Subscription Receipts are anticipated to be delivered electronically through the NCI system of CDS or its nominee on the Closing Date. A purchaser of Subscription Receipts will receive only a customer confirmation from the registered dealer through which the Subscription Receipts are purchased.

The Common Shares issued upon the exchange of the Subscription Receipts will also be delivered electronically through the NCI system of CDS. Upon satisfaction of the Escrow Release Condition, the Company, via its transfer agent, will electronically deliver the Common Shares registered to CDS or its nominee. Transfers of ownership of Common Shares in Canada must be effected through a CDS Participant. All rights of shareholders who hold Common Shares in CDS must be exercised through, and all payments or other property to which such shareholders are entitled, will be made or delivered by CDS or the CDS Participant through which the shareholder holds such Common Shares. A holder of a Common Share participating in the NCI system will not be entitled to a certificate or other instrument from the Company or the Company’s transfer agent evidencing that person’s interest in or ownership of Common Shares, nor, to the extent applicable, will such holder be shown on the records maintained by CDS, except through an agent who is a CDS Participant.

Neither Stantec nor the Underwriters will assume any liability for: (i) any aspect of the records relating to the beneficial ownership of the Subscription Receipts held by CDS or any payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Subscription Receipts; or (iii) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS and Subscription Receipt Beneficial Owners must look solely to CDS Participants for any payments relating to the Subscription Receipts paid by or on behalf of Stantec to CDS.

DESCRIPTION OF SHARE CAPITAL

Stantec is authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares, issuable in series, and 93,889,425 Common Shares and nil preferred shares were issued and outstanding as of March 29, 2016. As at March 29, 2016, the Company had 2,943,909 options outstanding exercisable into Common Shares. Assuming all of the outstanding Options were exercised as at March 29, 2016, there would be 96,833,334 Common Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive, as and when declared by the Company’s board of directors, dividends in such amount and in such form as the Company’s board of directors may from time to time determine. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the Company’s shareholders and have one vote for each Common Share held at all such meetings, except at meetings at which only holders of another specified class or series of the Company’s shares are entitled to vote separately as a class or series. The Common Shares rank behind the preferred shares of the Company with respect to entitlement of dividends and distribution of assets in the event of the liquidation, dissolution or winding up of the Company.

Preferred Shares

Preferred shares of the Company may be issued in one or more series. The board of directors of the Company determines the number of shares and the rights, privileges, restrictions and conditions attaching to each series. The holders of preferred shares as a class are not entitled to receive notice of or to attend any shareholders’ meetings and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution or winding up of Stantec. Preferred shares as a class rank ahead of Common Shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution or winding up of Stantec.

DIVIDEND POLICY

There are no restrictions in the Company’s articles preventing the Company from paying dividends. All of the Common Shares are entitled to an equal share of any dividends declared and paid. The board of directors of the Company will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company’s financial position at the relevant time. See “Risk Factors” in this short form prospectus, and in the Company’s 2015 AIF and 2015 MD&A incorporated by reference herein.

Commencing on February 15, 2012, Stantec adopted a dividend policy and has since paid a quarterly dividend on its Common Shares. In 2015, the total annual dividends paid per Common Share equaled $0.42. On February 24, 2016, the Company declared a cash dividend of $0.1125 per Common Share, payable on April 14, 2016, to shareholders of record on March 31, 2016. For greater certainty, the cash dividend payable to holders of Common Shares on April 14, 2016 will not be payable to holders of Subscription Receipts. Stantec anticipates that it will pay a quarterly dividend to shareholders of record on the last business day of each quarter with actual payment to be made to those shareholders on or about the 15th day of the following month; however, future dividend decisions will consider the then-current business results, cash requirements and financial condition of the Company.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, Stantec has agreed to sell and the Underwriters have agreed to purchase, as principals, on April 14, 2016 or such earlier or later date as may be agreed by Stantec and the Underwriters, but in any event no later than the date that is 42 days from the date of the receipt for the final short form prospectus, Subscription Receipts at a price of $30.25 per Subscription Receipt, for total gross proceeds to Stantec of $525,140,000, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters to purchase the Subscription Receipts are several (and not joint or joint and several) and may be terminated upon the occurrence of certain stated events. Such events include, but are not limited to (a)(i) the occurrence or announcement of any material change (whether actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, capital, control or ownership of the Company and its subsidiaries on a consolidated basis or MWH and the Company and their respective subsidiaries on a consolidated basis or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters), whether or not in the ordinary course, or (ii) the Underwriters becoming aware of any previously undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters), which in the case of both clause (i) and (ii), in the opinion of an Underwriter, (A) could reasonably be expected to have a significant adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, capital, control or ownership of the Company and its subsidiaries on a consolidated basis or MWH and the Company and their respective subsidiaries on a consolidated basis; (B) results or might reasonably be expected to result in the purchasers of a material number of Subscription Receipts exercising their right under applicable securities laws to withdraw from or rescind their purchase thereof; or (C) could be expected to have a significant adverse effect on the market price, value or marketability of the Subscription Receipts or the Common Shares; (b) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism, crisis or calamity, outbreak or escalation of hostilities of national or international consequence or similar event or any governmental action, change of applicable law (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, seriously adversely effects, or involves, or might reasonably be expected to seriously adversely effect, or involve, the financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Company and its subsidiaries on a consolidated basis, or the business, operations, assets, liabilities (contingent or otherwise), capital or control of MWH and the Company and its subsidiaries on a consolidated basis; (c) there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, any governmental authority or securities regulatory authority) the Canada Revenue Agency, the Internal Revenue Service, the TSX, the NYSE or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the opinion of an Underwriter would reasonably be expected to operate to prevent, suspend, hinder, delay or restrict, or otherwise materially adversely affect the trading in or distribution of the Subscription Receipts or would, in the opinion of an Underwriter, have a material adverse effect on the market price, value or marketability of the Subscription Receipts or the Common Shares; (d) the Company is in material breach of or has failed to comply in any material respect with any term, condition or covenant of the Underwriting Agreement or any representation or warranty given by the Company in the Underwriting Agreement becomes false in any material respect; (e) there has been any suspension or material limitation in trading in securities generally on the TSX or the NYSE which has not been rescinded, revoked or withdrawn; or (f) a Termination Event has occurred.

Under the terms of the Underwriting Agreement, the Underwriters (and their respective affiliates and their respective shareholders, directors, officers, employees, partners, advisors and agents) may be entitled to indemnification by Stantec against certain liabilities, including for misrepresentation in this short form prospectus. The Underwriters are, however, obligated to take up and pay for all of the Subscription Receipts if any of the Subscription Receipts are purchased under the Underwriting Agreement. The terms of this offering and the price of the Subscription Receipts have been determined by arm’s length negotiation between Stantec and the Underwriters.

Under the Underwriting Agreement, the Company has agreed to pay the Underwriters’ Fee of $1.21 per Subscription Receipt, or an aggregate of $21,005,600 (or $24,156,440 if the Over-Allotment Option is exercised in full) or 4.0% of the gross proceeds of the offering, less proceeds from the sale of Subscription Receipts to the President’s List Purchasers, for which the Company has agreed to a pay to the Underwriters $0.605 per Subscription Receipt or 2.0% of such proceeds. The Company and the Underwriters have agreed that up to $5 million or 165,289 Subscription Receipts will be allotted to the President’s List Purchasers. The Underwriters’ Fee in respect of the Subscription Receipts is payable as to 50% upon closing of this offering and the Over-Allotment Option, as applicable, and 50% upon the satisfaction of the Escrow Release Condition from the Escrowed Funds under the Subscription Receipt Agreement, in accordance with the terms and conditions thereof. If the Escrow Release Condition is not satisfied and Escrowed Funds are refunded to the purchasers of Subscription Receipts, the Underwriters’ Fee in respect of the Subscription Receipts shall consist solely of such 50% amount payable at the closing of this offering and the Over-Allotment Option, to the extent exercised, if at all.

Stantec has granted to the Underwriters the Over-Allotment Option to purchase up to 2,604,000 additional Subscription Receipts, to cover over-allotments, if any, and for market stabilization purposes, representing 15% of the Subscription Receipts issued on closing of this offering. The Over-Allotment Option is exercisable on the same terms and conditions as this offering, in whole or in part at the Underwriters’ sole discretion, not later than the earlier of: (i) the 30th day following the closing date of this offering and (ii) the occurrence of a Termination Event. If the Over-Allotment Option is exercised, in whole or in part, following the satisfaction of the Escrow Release Condition, Common Shares will be issued at the Subscription Price per Common Share in lieu of Subscription Receipts. This short form prospectus qualifies the grant of the Over-Allotment Option as well as the distribution of the Subscription Receipts or Common Shares, if applicable, issuable on the exercise of the Over-Allotment Option. A purchaser who acquires Subscription Receipts or Common Shares, if applicable, forming part of the Underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters propose to offer the Subscription Receipts to the public in all the provinces of Canada, initially at the Subscription Price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts at the Subscription Price specified on the cover page, the Subscription Price for the Subscription Receipts may be reduced from time to time in order to sell any Subscription Receipts remaining unsold, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Subscription Receipts is less than the Subscription Price paid by the Underwriters to Stantec. Any reduction will not affect the proceeds to be received by Stantec.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Subscription Receipts ends and all stabilization arrangements relating to the Subscription Receipts are terminated, bid for or purchase Subscription Receipts or Common Shares. The foregoing restrictions are subject to certain exceptions including (i) a bid for or purchase of Subscription Receipts or Common Shares if the bid or purchase is made in accordance with the permitted exceptions in the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada; and (ii) a bid or purchase made for or on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation did not occur during the period of distribution. The Underwriters may engage in market stabilization or market balancing activities where the bid for or purchase of the Subscription Receipts or the Common Shares is for the purpose of maintaining a fair and orderly market in the Subscription Receipts, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. In particular, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Subscription Receipts at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subscription Receipts while the offering is in progress. These transactions may also include making short sales of the Subscription Receipts, which involve the sale by the Underwriters of a greater number of Subscription Receipts than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Subscription Receipts in the open market. In making this determination, the Underwriters will consider, among other things, the price of Subscription Receipts available for purchase in the open market compared with the price at which they may purchase Subscription Receipts through the Over-Allotment Option. If, following the closing of this offering, the market price of the Subscription Receipts decreases, the short position created by the over-allocation position in Subscription Receipts may be filled through purchases in the open market, creating upward pressure on the price of the Subscription Receipts. If, following the closing of this offering, the market price of Subscription Receipts increases, the over-allocation position in Subscription Receipts may be filled through the exercise of the Over-Allotment Option in respect of Subscription Receipts at the Subscription Price. The Underwriters must close out any naked short position by purchasing Subscription Receipts in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Subscription Receipts in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Subscription Receipts or Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Subscription Receipts or Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Stantec has agreed under the Underwriting Agreement, that it will not, directly or indirectly, without the prior written consent of CIBC and RBC, which consent shall not be unreasonably withheld or delayed, offer, sell or issue, or negotiate or enter into any agreement to offer, sell or issue, any Subscription Receipts, Common Shares, or other securities of Stantec convertible, exercisable or exchangeable into Common Shares, or make any announcement with respect to the foregoing, for a period of 90 days following the closing of this offering, except in conjunction with: (i) this offering; (ii) share based compensation arrangements and securities issued upon their exercise; and (iii) the exercise of options, warrants or other convertible securities outstanding at the date hereof.

In addition, the Company’s directors and certain executive officers will agree, subject to certain exceptions, not to sell, or agree to sell (or announce any intention to sell), any Common Shares or securities exchangeable or convertible into Common Shares prior to the closing of this offering and for a period of 90 days thereafter without the prior written consent of CIBC and RBC, such consent not to be unreasonably withheld.

There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this prospectus. The Company has applied to the TSX to list the Subscription Receipts offered under this prospectus and the Common Shares issuable upon the conversion of the Subscription Receipts. The Company has also applied to the NYSE to list the Common Shares issuable upon conversion of the Subscription Receipts. Listings will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable upon conversion of the Subscription Receipts will be accepted for listing on the TSX or the NYSE. The Subscription Receipts will not be listed on the NYSE.

D.A. Davidson & Co. and KeyBanc Capital Markets Inc. are not registered as dealers in any Canadian jurisdiction and, accordingly, will only sell Subscription Receipts into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Subscription Receipts in Canada.

Only those Underwriters or their broker-dealer affiliates that are registered as broker-dealers under section 15 of the Exchange Act will be permitted to sell, or offer to sell, any of the Subscription Receipts in the United States.

Relationship Between the Company and the Underwriters

As at March 28, 2016, the Company had outstanding approximately $231 million under the Existing Credit Facility. CIBC, National Bank Financial Inc. and HSBC Securities (Canada) Inc. are affiliates of financial institutions which are among the lenders under the Existing Credit Facility and a minority interest in AltaCorp Capital Inc. is held by ATB Financial, an affiliate of Alberta Treasury Branches, which is a provincially regulated financial institution that is among the lenders under the Existing Credit Facility. The Company intends to use a portion of the proceeds from the New Term Credit Facility and the New Revolving Credit Facility to repay the Existing Credit Facility. Affiliates of CIBC will be lenders under the New Term Credit Facility, the New Revolving Credit Facility and the Bridge Facility as part of the financing of the purchase price for the Acquisition. In addition, CIBC is providing financial advice to the Company in connection with the Acquisition. See “Financing the Acquisition” and “Use of Proceeds”. Consequently, the Company may be considered to be a “connected issuer” (as such term is defined in National Instrument 33-105 – Underwriting Conflicts) of each of CIBC, National Bank Financial Inc., HSBC Securities (Canada) Inc. and AltaCorp Capital Inc. All obligations of the Company under the Existing Credit Facility are secured, subject to certain customary limitations, by first priority perfected security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries. There has been no material adverse change in the financial position of the Company, and the value of the assets pledged as security for the Existing Credit Facility have not materially changed since the indebtedness was incurred. The Company is not in default of any of its obligations to such lenders under the Existing Credit Facility. Since the execution of the agreements relating to the Existing Credit Facility, the lenders thereunder have not waived a breach on the Company’s part or on the part of the Company’s subsidiaries. The decision to issue the Subscription Receipts and the determination of the terms of the distribution of the Subscription Receipts were made through arm’s length negotiation between the Company and the Underwriters. Each of the Underwriters has advised the Company that the decision to underwrite this offering was made independently of the financial institutions that are or will be lenders to the Company and the financial institutions had no influence as to the determination of the terms of the distribution. None of the Underwriters will receive any benefit in connection with this offering other than its share of the Underwriters’ Fee.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

ELIGIBILITY FOR INVESTMENT

In the opinion of Dentons Canada LLP, counsel to Stantec, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) in force on the date hereof, the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts will be qualified investments at the time of acquisition by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax free savings account (“TFSA”), each as defined in the Tax Act (collectively, the “Plans”), provided that, at the time of acquisition by the Plan, (i) in the case of Subscription Receipts, either the Subscription Receipts are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at that time, or the Common Shares are listed on a designated stock exchange at that time and Stantec is not (and deals at arm’s length with each person who is) an annuitant, a beneficiary, an employer or a subscriber under such Plan and (ii) in the case of the Common Shares, the Common Shares are listed on a designated stock exchange at that time.

The Subscription Receipts and Common Shares, if issued on the date of this prospectus, would not be, on such date, a “prohibited investment” (as defined in the Tax Act) for a TFSA, RRSP, or RRIF provided the holder of the TFSA or annuitant of the RRSP or RRIF, as the case may be, (i) deals at arm’s length with Stantec for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in Stantec. Common Shares will not be a prohibited investment if the Common Shares are “excluded property” (as defined in the Tax Act) for trusts governed by a TFSA, RRSP and RRIF. Prospective purchasers who intend to hold Subscription Receipts or Common Shares in a TFSA, RRSP or RRIF are advised to consult their own tax advisers.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Dentons Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder of Subscription Receipts who acquires Subscription Receipts pursuant to this offering and the Common Shares issuable pursuant to the Subscription Receipts and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with Stantec and the Underwriters, and is not affiliated with Stantec or the Underwriters and (ii) holds the Subscription Receipts or Common Shares issuable pursuant thereto (collectively, the “Offered Securities”) as capital property. Offered Securities will generally be considered to be capital property to a holder of Subscription Receipts provided the holder of Subscription Receipts does not hold the Offered Securities in the course of carrying on a business of trading or dealing in securities and has not acquired the Subscription Receipts in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder of Offered Securities (i) that is a “financial institution” (as defined for purposes of the mark-to-market rules in the Tax Act), (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (iv) who enters into a “derivative forward agreement” in respect of Offered Securities, as defined in the Tax Act; or (v) a holder of Offered Securities that makes or has made a functional currency reporting election pursuant to subsection 261 of the Tax Act. Any such holder of Offered Securities should consult its own tax advisor with respect to an investment in Subscription Receipts.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act or the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary assumes the Proposed

Amendments will be enacted in the form currently proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form currently proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or interpretation, nor does it address any other federal, provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein or take into account any changes in the administrative practices or assessing policies of the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective holder of Offered Securities, and no representations with respect to the income tax consequences to any prospective holder are made. Consequently, prospective holders of Offered Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Subscription Receipts and Common Shares pursuant to this offering, having regard to their particular circumstances.

Taxation of Holders Resident in Canada

This portion of the summary is generally applicable to a holder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders of Common Shares who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election is not available in respect of the Subscription Receipts.

Taxation of Resident Holders of the Subscription Receipts

Repayment of Subscription Price – Pro Rata Share of Interest

As described under the heading “Description of Subscription Receipts”, if a Termination Event occurs, Resident Holders of Subscription Receipts will be entitled to receive from the Subscription Receipt Agent an amount equal to the full Subscription Price thereof and their pro rata share of Earned Interest and Additional Interest. A Resident Holder of Subscription Receipts that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year the amount of any Earned Interest and Additional Interest that accrues or is deemed to accrue to the Resident Holder to the end of the Resident Holder’s particular taxation year, or that is receivable or received by such Resident Holder before the end of that taxation year, except to the extent that such Earned Interest and Additional Interest was included in computing the Resident Holder’s income for a preceding taxation year. A Resident Holder who has over-accrued an amount in respect of Additional Interest generally will be entitled to a deduction in computing the holder’s income for the taxation year in which the Common Shares are acquired by such Resident Holder.

Any other Resident Holder of Subscription Receipts, including an individual, that is entitled to receive its share of Earned Interest and Additional Interest will be required to include in computing income for a taxation year such Earned Interest and Additional Interest that is receivable or received by such holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), except to the extent that such Earned Interest and Additional Interest was included in computing the holder’s income for a preceding taxation year.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include interest income. Pursuant to Proposed Amendments, the rate of refundable tax will be increased from 6 2/3% to 10 2/3% for the taxation years that end after 2015 subject to proration for taxation years beginning before 2016.

Dispositions of Subscription Receipts

A disposition or deemed disposition by a Resident Holder of a Subscription Receipt (other than in respect of the acquisition of a Common Shares pursuant to the terms of the Subscription Receipts as discussed below) will generally result in such Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to such Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Resident Holders of Common Shares – Taxation of Capital Gains and Capital Losses”.

The cost to a holder of a Subscription Receipt will generally be the amount paid to acquire the Subscription Receipt. The adjusted cost base to a Resident Holder of Subscription Receipts at any time will be determined by averaging the cost of such Subscription Receipts acquired under the offering with the adjusted cost base of any other Subscription Receipts owned by the holder as capital property at such time.

In the event that a Resident Holder becomes entitled to the repayment of the issue price of a Subscription Receipt as a consequence of a Termination Event, any amount that is accrued or paid to the Resident Holder by Stantec as, or on account of, interest and that is included in the Resident Holder’s income, will be excluded from the Resident Holder’s proceeds of disposition.

Acquisition of Common Shares pursuant to terms of the Subscription Receipts

A Resident Holder of Subscription Receipts will not realize any capital gain or capital loss upon the acquisition of Common Shares pursuant to the terms of the Subscription Receipts.

The cost to a Resident Holder of a Common Share received pursuant to the terms of a Subscription Receipt will be the subscription price thereof (subject to reduction in the event of a partial refund of the price of Subscription Receipts as described below under “Subscription Receipt Adjustment Payment”). The adjusted cost base to a Resident Holder of Common Shares at any time will be determined by averaging the cost of such Common Shares issued pursuant to the terms of the Subscription Receipts with the adjusted cost base of any other Common Shares owned by the Resident Holder as capital property at such time.

Subscription Receipt Adjustment Payment

As described under the heading “Description of Subscription Receipts”, if the Escrow Release Condition is satisfied on or before the Escrow Release Deadline, and if a cash dividend is declared by Stantec on the Common Shares to Resident Holders of record on a date during the period from the closing of this offering to and including the date immediately preceding the date Common Shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement, the Resident Holders of Subscription Receipts will be entitled to receive an amount equal to the amount of such cash distribution and referred to herein as the Subscription Receipt Adjustment Payment.

The Subscription Receipt Adjustment Payment, if any, paid to a Resident Holder of Subscription Receipts will be paid first by way of a pro rata share of Earned Interest. The tax treatment of such interest to a Resident Holder is described above under “Repayment of Subscription Price – Pro Rata Share of Interest”. If such amount of the Earned Interest is less than the Subscription Receipt Adjustment Payment, the Resident Holder will be paid the amount of any shortfall as a partial refund of the price of the Subscription Receipts. Such shortfall amount generally will reduce the cost to the Resident Holder of the Common Shares acquired pursuant to the terms of the Subscription Receipts.

Taxation of Resident Holders of Common Shares

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Resident Holder (other than to Stantec) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “Taxable Capital Gain”) realized by a Resident Holder in a taxation year must be included in the holder’s income for the year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an “Allowable Capital Loss”) realized by a Resident Holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in that year. Allowable Capital Losses for a taxation year in excess of Taxable Capital Gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Resident Holder that is an individual (including certain trusts) will be included in computing such Resident Holder’s income for the purposes of the Tax Act and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by Stantec as “eligible dividends”. There may be limitations on the ability of Stantec to designate dividends as “eligible dividends.”

A Resident Holder that is a corporation will generally include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by the Proposed Amendments released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains. Pursuant to Proposed Amendments, the rate of refundable tax will be increased from 6 2/3% to 10 2/3% for the taxation years that end after 2015 subject to proration for years beginning before 2016.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax at a rate of 38 1/3% on the dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing such holder’s taxable income.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) and who receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Taxation of Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who at all relevant times, for the purposes of the Tax Act and any relevant income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, the Common Shares in connection with carrying on a business in Canada for the purposes of the Tax Act; and (iii) is not an insurer who carried on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Acquisition of Common Shares pursuant to the Subscription Receipts

No gain or loss will be realized by a Non-Resident Holder on the issuance of a Common Share pursuant to the terms of a Subscription Receipt.

Disposition of Offered Securities

A Non-Resident Holder will not be subject to the Tax Act on any capital gains realized on the disposition or deemed disposition of Subscription Receipts or Common Shares issued pursuant to the Subscription Receipts unless the Subscription Receipts or the Common Shares issued pursuant to the Subscription Receipts, as the case may be, are “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Offered Securities will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that: (a) the Common Shares are listed on a designated stock exchange (which currently includes the TSX); and (b): (i) one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the 60 month period that ends at that time; or (ii) the Common Shares, at all times during the 60 month period that ends at that time did not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of (A) real or immovable property situated in Canada, (B) “Canadian resource properties” (as defined in the Tax Act), (C) “timber resource properties” (as defined in the Tax Act), and (D) options in respect of, or an interest in, or for civil law, a right in, a property described in (A) to (C), whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Securities could be deemed to be taxable Canadian property. Non-Resident Holders whose Offered Securities may constitute taxable Canadian property should consult their own tax advisors.

Repayment of subscription Price – Pro Rata Share of Interest

As described under the heading “Description of Subscription Receipts”, if a Termination Event occurs, Non-Resident Holders of Subscription Receipts will be entitled to receive from the Subscription Receipt Agent an amount equal to the full Subscription Price thereof and their pro rata share of Earned Interest and Additional Interest. A Non-Resident Holder will generally not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Company, as on account of or in lieu of payment of, or in satisfaction of, Earned Interest and Additional Interest.

Subscription Receipt Adjustment Payment

The Subscription Receipt Adjustment Payment, if any, will be paid first by way of a pro rata share of Earned Interest. The amount of such interest will generally not be subject to Canadian withholding tax. If the amount of this interest is less than the amount of the Subscription Receipt Adjustment Payment, the Company will pay to the Non-Resident Holder the amount of any shortfall as a partial refund of the subscription price for the Subscription Receipts. Such shortfall amount generally will reduce the cost to the Non-Resident Holder of the Common Shares received pursuant to the terms of the Subscription Receipts and will not be subject to Canadian withholding tax.

Dividends on Common Shares

Dividends paid or credited on Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, subject to reduction under the provisions of an applicable income tax treaty or convention.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following summary describes certain United States federal income tax considerations relating to an investment in each of the Subscription Receipts acquired pursuant to this offering and the Common Shares received in exchange for such Subscription Receipts. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements or rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Company will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment relating to investment in the Subscription Receipts or the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below or that a United States court will not sustain any IRS challenge.

This summary does not purport to address all United States federal income tax considerations that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Subscription Receipts and the Common Shares as ‘‘capital assets’’ (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations (including private foundations);

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the US dollar;

•	United States expatriates;

•	investors that hold the Subscription Receipts or the Common Shares as part of a hedge, straddle or conversion transaction;

•	holders that purchase or otherwise acquire Subscription Receipts or the Common Shares other than through this offering; or

•	holders that own or will own, directly, indirectly, or constructively 10.0% or more of the Company’s total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in the Subscription Receipts or the Common Shares or the indirect consequences to holders of equity interests in entities that own the Subscription Receipts or the Common Shares. In addition, this summary does not address United States federal estate and gift, state, local and non-United States tax consequences of an investment in the Subscription Receipts or the Common Shares. Each investor is urged to consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Subscription Receipts and the Common Shares in its particular circumstances.

For purposes of this summary, a “United States holder” is a beneficial owner of Subscription Receipts or Common Shares that is:

•	a citizen or individual resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

If a partnership or other pass-through entity holds the Subscription Receipts or the Common Shares, the tax treatment of a partner in or owner of such partnership or pass-through entity will generally depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. Partners of, partnerships or other pass-through entities holding the Subscription Receipts or the Common Shares are urged to consult their own tax advisors.

A “Non-United States holder” is a beneficial owner of Subscription Receipts or Common Shares that is not a United States holder and is not treated as a partnership for United States federal income tax purposes.

Taxation of Subscription Receipts

The United States federal income tax treatment of the Subscription Receipts for United States holders is subject to uncertainty. Although the matter is not free from doubt, United States holders of Subscription Receipts will likely not be subject to tax for United States federal income tax purposes in respect of amounts earned on the Escrowed Funds unless and until, depending upon the holder’s method of tax accounting, such holders are entitled to such amounts or such amounts are distributed to such holders (which income would include amounts withheld in respect of any Canadian withholding tax). However, it is possible that the IRS could successfully assert that a United States holder of Subscription Receipts is subject to tax with respect to the holder’s share of the income earned on Escrowed Funds at or before relinquishment of such Subscription Receipts even if Common Shares rather than the holder’s share of Escrowed Funds are received. In all likelihood, the amount of any Subscription Receipt Adjustment Payment to which the United States holder might be entitled (including amounts withheld in respect of any Canadian withholding tax) would be subject to tax, and it is unclear in such event how and to what extent the overall taxable amount would be adjusted if the United States holder were also taxable with respect to its share of the Escrowed Funds.

Notwithstanding any change in value of the Common Shares after the closing date of this offering, no gain or loss will be recognized upon any receipt of the Common Shares. In addition, a United States holder’s disposition of Subscription Receipts prior to relinquishment either for Common Shares or for the holder’s share of Escrowed Funds will generally result in such holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of the disposition are greater (or less) than its adjusted tax basis in the Subscription Receipts (except that, possibly, ordinary income could arise with respect to entitlement to a Subscription Receipt Adjustment Payment).

Prospective purchasers of Subscription Receipts are urged to consult their own tax advisors regarding the United States federal income tax consequences of the purchase, ownership, settlement, and disposition of the Subscription Receipts.

Distributions on Common Shares

Cash distributions made by the Company to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the distribution, actually or constructively, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), non-corporate United States holders, including individuals, of the Common Shares will generally be eligible for reduced rates of taxation on such dividends, provided certain holding period requirements and other conditions are satisfied. Assuming the Company is not a passive foreign investment company (as discussed below) during the taxable year in which the dividend is paid or the preceding taxable year, dividends paid by the Company will be QDI if the Company is a qualified foreign corporation (“QFC”) at the time the dividends are paid. The Company believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder’s tax basis in the Common Shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Notwithstanding the foregoing, the Company may not maintain a calculation of earnings and profits in accordance with United States federal income tax principles, and each United States holder should therefore assume that any distribution by the Company with respect to the Common Shares will be treated as ordinary dividend income for United States federal income tax purposes. Dividends paid by the Company generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

As discussed in “Certain Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada”, certain distributions made by the Company to United States holders may be subject to Canadian withholding taxes. Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Income received with respect to the Common Shares will be treated as foreign source income and, depending on the circumstances, generally will constitute either ‘‘passive category income’’ or ‘‘general category income’’ for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. The Company therefore urges prospective investors in the Common Shares to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of any cash distribution paid in Canadian dollars will be included by each United States holder in gross income in an amount equal to the US dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted to US dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into US dollars on the date of the distribution. If the Canadian dollars are not converted into US dollars on such date, however, foreign currency gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale, Exchange, or Other Taxable Disposition of Common Shares

A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder’s tax basis in the Common Shares which should generally equal the United States holder’s tax basis in the Subscription Receipts. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss. For this purpose, the holding period in the Common Shares received upon relinquishment of the Subscription Rights generally will begin on the day following such relinquishment. A holder’s ability to deduct capital losses is subject to limitations.

For cash-basis United States holders that receive foreign currency in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale or other taxable disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of Common Shares.

Passive Foreign Investment Company Considerations

United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is, or were to become, a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Company does not believe that the Company is, nor does the Company expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. The Company urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were we to be a PFIC and making certain elections designed to lessen those adverse consequences.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8% additional tax on “net investment income,” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax.

Taxation of Non-United States Holders

Non-United States holders generally will not be subject to United States federal income or withholding tax on dividends received from the Company with respect to Common Shares, unless such income is considered effectively connected with the Non-United States holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States). Non-United States holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of Common Shares unless:

•	such gain is considered effectively connected with the Non-United States holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-United States holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other condition are met.

In addition, if the holder is a corporate Non-United States holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (unless reduced or exempted by an applicable income tax treaty).

United States Information Reporting and Backup Withholding

In general, payments in respect of income earned on a holder’s share of Escrowed Funds received in lieu of Common Shares, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate of 28% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Non-United States holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability by timely furnishing the required information to the IRS or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by timely filing a refund claim with the IRS.

PRIOR SALES

The following table summarizes details of the Common Shares issued by the Company during the 12-month period before the date of this short form prospectus all of which Common Shares were issued pursuant to the exercise of outstanding stock options.

Date of Issuance	Security	Price per Security	Number of Securities(1)
March 2015 (30-31)	Common Shares	$ 14.33 – $14.88	4,870
April 2015	Common Shares	$ 14.33 – $20.88	44,884
May 2015	Common Shares	$ 14.33 – $32.90	102,240
June 2015	Common Shares	$ 14.33 – $32.90	109,510
July 2015	Common Shares	$ 14.33 – $32.90	66,820
August 2015	Common Shares	$ 14.33 – $20.88	49,664
September 2015	Common Shares	$ 14.33 – $20.88	18,996
October 2015	Common Shares	$ 14.88 – $20.88	2,332
November 2015	Common Shares	$ 14.33 – $32.90	29,236
December 2015	Common Shares	$ 14.33 – $32.90	17,972
January 2016	Common Shares	$ 14.88 – $20.88	11,000
February 2016	Common Shares	$ 20.88 – $20.88	2,672
March 2016 (1-29)	Common Shares	$ 20.88 – $20.88	12,680

Note:

(1)	Aggregate stock option exercises per month.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX and NYSE under the symbol “STN”. The following table sets forth the high and low reported trading prices and the trading volume of the Common Shares on the TSX for each month of the 12-month period before the date of this prospectus:

Period	High ($)	Low ($)	Volume
March 2015	32.17	30.11	4,126,022
April 2015	32.98	29.67	4,749,806
May 2015	35.97	32.35	3,742,614
June 2015	37.11	34.37	3,297,066
July 2015	38.09	35.28	5,880,869
August 2015	36.85	29.04	5,600,532
September 2015	31.93	28.77	4,717,958
October 2015	33.86	28.87	5,325,903
November 2015	35.16	32.14	3,897,874
December 2015	35.57	33.48	5,309,793
January 2016	34.26	30.75	5,797,710
February 2016	34.16	27.99	6,240,556
March 2016 (1-29)	32.08	28.18	4,442,152

The following table sets forth the high and low reported trading prices and the trading volume of the Common Shares on the NYSE for each month of the 12-month period before the date of this prospectus:

Period	High (US$)	Low (US$)	Volume
March 2015	25.91	23.75	511,009
April 2015	27.54	23.51	604,079
May 2015	29.95	26.63	376,354
June 2015	30.01	27.46	410,700
July 2015	29.51	27.27	500,751
August 2015	28.06	21.89	486,180
September 2015	24.22	21.57	448,788
October 2015	25.80	21.80	436,369
November 2015	26.36	24.24	286,252
December 2015	26.59	24.37	297,565
January 2016	24.43	21.14	293,974
February 2016	24.53	20.71	277,716
March 2016 (1-29)	24.61	20.89	280,699

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which Stantec has entered into since the effective date of the disclosure under the heading “Material Contracts” in the 2015 AIF:

(a)	the Acquisition Agreement described under the heading “The Acquisition Agreement”;

(b)	the Stantec Commitment Letters relating to the New Credit Facilities and the Bridge Facility; and

(c)	the Underwriting Agreement described under the heading “Plan of Distribution”.

In addition, on closing of this offering, Stantec will enter into the Subscription Receipt Agreement described under the heading “Description of the Subscription Receipts”.

RISK FACTORS

An investment in the Subscription Receipts offered hereby and the Common Shares issuable in satisfaction thereof, is subject to certain risks. Before investing, prospective purchasers of Subscription Receipts should carefully consider, in light of their own financial circumstances, the factors set out below as well as the information contained in or incorporated by reference in this short form prospectus. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are those that Stantec currently believes to be material, but they are not the only risks it faces. If any of the following risks, or any other risks and uncertainties that Stantec has not yet identified or that it currently considers not to be material, actually occur or become material risks, Stantec’s business, prospects, financial condition, results of operations and cash flows, and consequently, the price of the Subscription Receipts and Common Shares, could be materially and adversely affected. In all these cases, prospective investors could lose all or part of their original investment in the Subscription Receipts.

In this section, unless the context otherwise requires, references to Stantec or the Company refer to Stantec and MWH as a combined company following the closing of the Acquisition.

Risks Related to the Acquisition

The Acquisition contemplated may be delayed or terminated.

The closing of this offering will occur before the date of closing of the Acquisition and the closing of the Acquisition is subject to the receipt of certain regulatory approvals and the satisfaction of closing conditions (including, among other things, shareholder approval and receipt of applicable antitrust approvals). There is no certainty, nor can Stantec provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Acquisition is not completed as contemplated, Stantec could suffer adverse consequences, including the loss of investor confidence. See “The Acquisition Agreement – Conditions to the Acquisition”.

Stantec intends to complete the Acquisition as soon as practicable after satisfying the required closing conditions. Pending the closing of the Acquisition, the holders of the Subscription Receipts are not shareholders and the Subscription Receipts do not carry any voting rights with respect to Stantec’s shareholder matters. If a Termination Event occurs, the Subscription Receipt Agent will deliver to each holder of Subscription Receipts, commencing no later than the second business day following the date of the Termination Event, an amount equal to the Subscription Price for the holder’s Subscription Receipts plus an amount equal to the holder’s pro rata share of the Earned Interest and Additional Interest (less applicable withholding taxes, if any). The purchaser would not be entitled to participate in any growth in the trading price of the Common Shares. Further, the purchaser would be restricted from using the funds devoted to the acquisition of the Subscription Receipts for any other investment opportunities until the Subscription Price (plus Earned Interest, if any, and less applicable withholding taxes, if any) is returned to the purchaser. See “Description of the Subscription Receipts”.

Stantec may fail to realize the full amount of cost savings, synergies and benefits anticipated from the Acquisition.

Stantec believes that the Acquisition will provide certain benefits to it. Although Stantec estimates annual synergies of approximately $33 million (US$25 million), half of which are expected to be realized in 2016 with the remainder realized in 2017, inclusion of the estimated annual synergies in this short form prospectus should not be viewed as a representation that Stantec will in fact achieve these synergies by the end of 2017 or at all. Stantec continues to evaluate its estimates of the synergies to be realized from the Acquisition, and to refine them and, as such, the actual synergies could differ, perhaps materially, from Stantec’s current estimates. Expenses required to realize the synergies and the sources of the synergies are difficult to estimate accurately and could differ materially from these estimates and Stantec cannot assure investors that it will achieve the full amount of anticipated synergies or at all. Accordingly, the benefits from the proposed Acquisition may be offset by unexpected costs incurred or delays in integrating the companies, which could cause Stantec’s financial and operating assumptions with respect to the Acquisition to be inaccurate. In light of these significant uncertainties, investors should not place undue reliance on the Company’s estimates of annual synergies.

Although Stantec expects to realize certain benefits as a result of the Acquisition, there is a possibility that following the Acquisition Stantec may be unable to successfully integrate the MWH business into Stantec in order to realize the anticipated benefits of the Acquisition or may be unable to do so within the intended timeframe.

Although Stantec expects to realize certain benefits as a result of the Acquisition, there is a possibility that following the Acquisition Stantec may be unable to successfully integrate the MWH business into Stantec in order to realize the anticipated benefits of the Acquisition or may be unable to do so within the intended timeframe.

Stantec’s ability to maintain and successfully operate its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating the management and operations staff of Stantec and MWH could significantly affect Stantec’s business and results of operations. The success of the Acquisition will depend, in large part, on the ability of management to realize the anticipated benefits and synergies from integration of the businesses of Stantec and MWH. The integration of the businesses may result in significant challenges, and management may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with business partners such as agencies and content providers or employees or to achieve the anticipated benefits of the Acquisition.

The integration of MWH will require the dedication of substantial effort, time and resources on the part of management, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that Stantec will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Acquisition. The extent to which synergies are realized and the timing of such cannot be assured. Any inability of Stantec to successfully integrate the operations of Stantec and MWH, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of Stantec. The challenges involved in the integration may include, among other things, the following:

•	delays in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the Acquisition;

•	the necessity of coordinating both geographically disparate and overlapping organizations and addressing possible differences in corporate and regional cultures and management philosophies;

•	retaining key personnel (including key management) during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition, including addressing the uncertainties of key employees regarding their future;

•	integrating information technology systems and resources;

•	disruption of, or the loss of momentum in, each company’s ongoing business;

•	integrating MWH into Stantec’s accounting system and adjusting Stantec’s internal control environment to cover the operations of MWH;

•	unforeseen expenses or delays associated with the Acquisition;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the Acquisition;

•	meeting the expectations of business partners during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition with respect to the overall integration of the businesses;

•	the consequences of a change in tax treatment, including the costs of integration and compliance and the possibility that the full benefits anticipated to result from the Acquisition will not be realized; and

•	unplanned costs required to integrate the businesses and achieve synergies.

Employee uncertainty and lack of focus during the integration process may also disrupt the business of Stantec. Any of these factors could adversely affect Stantec’s ability to maintain relationships with customers, suppliers, employees and other constituencies.

The Acquisition may expose Stantec to unknown or contingent liabilities.

Although Stantec has conducted what it believes to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, MWH. Following the Acquisition, Stantec may discover that it has acquired substantial undisclosed liabilities. See also “– Potential Liabilities Associated with the Acquisition”.

In addition, Stantec may be unable to retain customers or employees of MWH following the Acquisition. The continuing and collaborative efforts of the senior management and employees of MWH are important to its success and its business would be harmed if it were to lose their services. The existence of undisclosed liabilities and Stantec’s inability to retain the customers or employees of MWH could have an adverse impact on Stantec’s business, financial condition and results of operations.

Although the Acquisition Agreement contains covenants on the part of MWH regarding the operation of its business prior to closing the Acquisition, Stantec will not control MWH and its subsidiaries until completion of the Acquisition and the business and results of operations of MWH may be adversely affected by events that are outside of Stantec’s control during the intervening period. Historic and current performance of the business and operations of MWH may not be indicative of success in future periods. As a result, the operations and financial performance of MWH may be negatively affected which may adversely affect the future business, financial condition and results of operations of Stantec.

The financing of the Acquisition may be subject to terms that differ from or are less favourable than the terms described in this prospectus.

The commitment of the lenders to enter into the New Credit Facilities are subject to certain standard conditions. In addition, the terms of the New Credit Facilities are subject to “market flex” provisions in certain circumstances which, if exercised, could significantly adversely affect the structure, pricing and other terms and conditions of the New Credit Facilities other than to reduce the aggregate amount available under such New Credit Facilities or to impose additional conditions precedent to the initial extension of credit. As such, there is no assurance that the New Credit Facilities will be on terms that are exactly the same as disclosed in this short form prospectus. Obtaining the New Credit Facilities on terms less favourable to Stantec could adversely impact Stantec’s financial condition and decrease the amount of cash available in the future. Additionally, the New Credit Facilities and the Bridge Facility are subject to certain restrictive conditions that limit the discretion of management with respect to certain business matters, including financial covenants that require Stantec to meet certain financial ratios, financial condition tests and other restrictive covenants. A failure to comply with the obligations in the New Credit Facilities could result in a default which, if not cured or waived, could result in a termination of those credit facilities.

In addition, in lieu of drawing on the Bridge Facility, Stantec expects to use the net proceeds of this offering as a source of funds for the Acquisition and related transactions. See “Financing the Acquisition” and “Use of Proceeds”.

The Acquisition will increase Stantec’s leverage which may limit its flexibility to take advantage of corporate opportunities, thereby adversely affecting its financial condition and results of operations.

Stantec’s leverage will increase as a result of the Acquisition. Stantec’s indebtedness could adversely affect its financial condition and results of operations, which may prevent Stantec from fulfilling its obligations under its indebtedness. After the completion of the Acquisition and the other transactions described in this prospectus, Stantec will have a substantially greater amount of debt than it has maintained in the past. As of December 31, 2015, on an as adjusted basis after giving effect to the transactions described under the heading “Consolidated Capitalization”, Stantec would have had outstanding indebtedness of approximately $1,063 million. Stantec’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Stantec’s high degree of leverage could have adverse consequences for Stantec, including:

•	limiting Stantec’s ability to obtain additional financing for working capital, capital expenditures, development, debt service requirements, acquisitions and general corporate or other purposes, or requiring Stantec to make non-strategic divestitures;

•	restricting Stantec’s flexibility and discretion to operate its business;

•	limiting Stantec’s ability to declare dividends on its Common Shares;

•	requiring a substantial portion of Stantec’s cash flows from operating activities to be dedicated to debt service payments, including the payment of interest on its indebtedness, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, future business opportunities and other general corporate purposes;

•	exposing Stantec to increased interest expense on borrowings at variable rates;

•	limiting Stantec’s ability to adjust to changing market conditions and limiting Stantec’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing Stantec at a competitive disadvantage compared to its competitors that have less debt;

•	increasing Stantec’s vulnerability to general adverse economic and industry conditions;

•	making Stantec unable to make capital expenditures that are important to its growth and strategies;

•	making it more difficult for Stantec to satisfy its obligations with respect to its indebtedness; and

•	increasing the Company’s cost of borrowing.

The past performance of Stantec and MWH may not be indicative of Stantec’s future performance after the consummation of the Acquisition.

Historic and current performance of the business of Stantec and MWH may not be indicative of success in future periods. The future performance of the business of Stantec after the Acquisition may be influenced by, among other factors, economic downturns and spending patterns and other factors beyond the control of Stantec. As a result of any one or more of these factors, the operations and financial performance of Stantec, including MWH, may be negatively affected, which may adversely affect Stantec’s business, financial condition and results of operations.

There can be no assurance that the stockholder approval required for the Acquisition will be obtained.

The closing of the Acquisition is subject to the adoption of the Acquisition Agreement by the affirmative vote of holders of two-thirds of the outstanding common stock of MWH. There can be no assurance that such approval will be obtained.

The Acquisition may trigger change of control provisions which could result in unanticipated expenses in connection with the Acquisition.

MWH is a party to agreements that contain change of control or other similar provisions which may be triggered by the Acquisition. The operation of these provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Acquisition or could adversely affect the results of operations and financial condition of MWH. Unless consents are obtained or other appropriate arrangements are agreed to or these provisions are waived by the other party, the operation of any of these provisions could adversely affect MWH, which could adversely affect Stantec’s business, operating results and financial condition.

Regulatory approvals required for the closing of the Acquisition may not be obtained.

The closing of the Acquisition is subject to the receipt of regulatory or governmental approvals under the United States Hartt-Scott-Rodino Antitrust Improvements Act of 1976 and under the New Zealand Takeover Code. The relevant regulatory or governmental bodies may decline to give approval for the Acquisition or may attach conditions to its approval, which could adversely affect Stantec’s ability to realize the anticipated benefits of the Acquisition. There can be no assurance the approval of the relevant regulatory or governmental bodies will be forthcoming.

The assumptions and estimates underlying the pro forma consolidated financial information may be materially different from Stantec’s experience after the Acquisition

In preparing the pro forma consolidated financial information in this prospectus, Stantec has given effect to, among other items, this offering, the New Credit Facilities and the closing of the Acquisition. While management believes that the estimates and assumptions underlying the pro forma consolidated financial information are reasonable, such assumptions and estimates may be materially different from Stantec’s actual experience going forward. See also “Caution Regarding Unaudited Pro Forma Consolidated Financial Information” and “– Execution of the Financing of the Acquisition”.

The information provided by MWH may be misleading, untrue or incomplete.

This prospectus contains disclosure regarding MWH that is based on information provided to Stantec by MWH.

Although Stantec has conducted what it believes to be a prudent and thorough level of investigation of MWH in connection with the Acquisition, an unavoidable level of risk remains regarding the accuracy and completeness of the information provided to Stantec by MWH. While Stantec has no reason to believe the information provided by MWH is misleading, untrue or incomplete, there may be events which may have occurred with respect to MWH or which may affect the completeness or accuracy of the information provided by MWH which are unknown to Stantec. The fact that information has been obtained by Stantec from MWH does not relieve Stantec or the Underwriters of any liability they may be found to have in the event the disclosure in this prospectus based on such information were to contain a misrepresentation under applicable securities laws. Neither MWH nor any other third party will have any liability to investors if the disclosure in this prospectus contains any misstatement, misrepresentation, omission or any other inaccuracy.

The nature of the Acquisition may lead clients to delay or defer decisions concerning their use of the services offered by Stantec and MWH.

The acquisition of a professional services firm is based in large part on the acquired firm’s goodwill and client base. The customers of Stantec and MWH may, in response to the announcement of the Acquisition, delay or defer decisions concerning their use of its services because of uncertainties related to the consummation of the Acquisition, including the possibility that the Acquisition may not be completed if all the conditions of the Acquisition are not fulfilled. This circumstance could adversely affect the business, results of operations and financial condition of Stantec.

Stantec may experience delays in implementing, or be unable to implement, the required internal financial reporting controls and procedures required by financial reporting obligations under securities laws.

MWH is not currently subject to the information and reporting requirements of Canadian securities laws or of the Exchange Act and other U.S. federal securities laws, or the compliance obligations of the Sarbanes-Oxley Act of 2002. Following the consummation of the Acquisition, Stantec will need to timely and effectively implement the internal controls necessary to satisfy the requirements of Canadian securities laws and Section 404 of the Sarbanes-Oxley Act of 2002 with respect to the integration of the MWH business. It is possible that Stantec may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures which could result in enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the market price for Stantec’s Common Shares.

Risks Related to Stantec’s Business

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government in public and private industry spending. If the economy weakens, then Stantec’s revenue and financial condition may be adversely affected.

For several years, the global capital and credit markets and the global economy have experienced significant uncertainty, characterized by the bankruptcy, failure, collapse or sale of various financial institutions, the European sovereign debt crisis and a considerable level of intervention from governments around the world. Economic conditions in Canada and a number of other countries and regions have been weak and may remain difficult for the foreseeable future.

Demand for Stantec services is and will continue to be vulnerable to economic downturns and reductions in government and private industry spending, and is affected by the general level of economic activity in the markets in which Stantec will operate, both in North America and internationally. If the global economy weakens, then Stantec’s revenue, profits and overall financial condition may deteriorate. In addition, interest rate fluctuations, inflation, financial market volatility or credit market disruptions may limit Stantec’s access to capital and may also negatively affect the ability of Stantec’s customers to obtain credit to finance their businesses on acceptable terms. If the operating and financial performance of Stantec’s customers deteriorates or if they are unable to make scheduled payments or obtain credit, Stantec’s customers may not be able to pay Stantec. Any inability of customers to pay Stantec for its services may adversely affect its backlog, earnings and cash flows.

If Stantec is unable to adjust its workforce or service mix in a timely manner because of a downturn in a particular region, industry, or sector, the downturn could have a material adverse effect on Stantec’s overall business, including the results of operations and liquidity. Stantec cannot be certain that economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect the industry as a whole or the key markets it serves. These types of adverse economic conditions may decrease clients’ willingness to make capital expenditures or cause them to otherwise reduce their spending on services, which could result in diminished revenue and margins for Stantec’s business. In addition, adverse economic conditions could alter the overall mix of services that clients seek to purchase, and increased competition during a period of economic decline could force Stantec to accept contract terms that are less favorable to Stantec than it is otherwise able to negotiate under other circumstances. Changes in mix of services or a less favorable contracting environment may cause Stantec’s revenue and margins to decline.

Stantec’s global operations increase the complexity in managing and running the business.

Due to Stantec’s global platform, it will be increasingly subject to a variety of risks, including (a) greater risk of uncollectible accounts and longer collection cycles; (b) cultural, logistical and communications challenges; (c) changes in labour conditions; (d) general social economic and political conditions in foreign markets; (e) international hostilities and terrorism; (f) risks related to complying with a wide variety of local, national, and international laws, together with potential adverse changes in laws and regulatory practices; (g) the difficulties and cots of staffing and managing global operations; (h) fluctuations in exchange rates; (i) multiple and possibly overlapping tax structures; (j) exchange controls and other funding restrictions, (k) political and economic instability, (l) changes in government trade policies affecting the markets for Stantec’s services, (m) embargoes, and (n) compliance with licensing requirements. In addition, Stantec will face competition in other countries from companies that may have more experience in such countries or with global operations generally.

If Stantec is not able to successfully manage its growth strategy, its business and results of operations may be adversely affected.

As a result of the Acquisition, Stantec will have significantly increased in size and will have over 22,000 employees and expects to continue to pursue its growth strategy. Stantec must effectively communicate and manage its culture, values, standards, internal controls and policies throughout the larger organization. To effectively communicate and manage these culture, values, standards, internal controls throughout a large global organization is both challenging and time consuming for management and the employees involved. Stantec may not be able to achieve its strategic objectives if it does not manage the challenges associated with responding to the sensitivities of cultural diversity and the particularities of local markets. Cultural differences in various countries may also present barriers to introducing new ideas or aligning Stantec’s vision and strategy throughout the organization. The inability of Stantec’s management to effectively manage its growth or the inability of its employees to achieve anticipated performance could have a material adverse effect on its business and results of operations.

The failure to source additional acquisition targets could impair Stantec’s growth.

Stantec has historically supplemented its internal growth through acquisitions, joint ventures and investments and expects that a significant portion of any future growth will continue to come from these transactions. Stantec may not be able to locate suitable acquisitions in North America or globally or find potential acquisitions with terms and conditions that are acceptable to Stantec. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find and may be available only at prices or under terms that are less favorable than they once were. Integrations can be time consuming and challenging and can result in management focusing on the integration effort. Future acquisitions may result in a decrease in Stantec’s operating income or operating margins, and Stantec may be unable to recover investments made in any such acquisitions. Acquired firms may expose Stantec to unanticipated problems or legal liabilities. Difficulties encountered while combining operations could adversely affect the combined companies’ businesses. This might prevent Stantec from achieving the anticipated improvement in professional service offerings, market penetration, profitability and geographic presence that were the main reasons for acquiring the company in the first place. Employees of the acquired business could depart because of uncertainties and difficulties in completing the acquisition and integration or because they do not want to remain with the combined company.

Stantec may have difficulty achieving organic growth targets.

Stantec may not be able to increase the size of its operations organically. Organic growth is achieved when Stantec meets its clients’ expectations by effectively delivering quality projects and expanding the services provided to both existing and new clients. If it is unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, the Company will have difficulty increasing market share and achieving growth plans. Organic growth is also affected by factors such as economic conditions that are beyond Stantec’s control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on Stantec’s organic growth.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

Stantec’s clients depend on it to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, internal processes must support effective professional practice standards, including having strong project managers and project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. If Stantec fails to manage projects effectively, it may incur additional costs, which may in turn result in projects not being as profitable as expected. In addition, projects that are not completed on schedule further reduce profitability: staff must continue to work on them longer than anticipated, which may prevent staff from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction. Further, because of the nature of its contracts, Stantec commits resources to projects before it receives payments in amounts sufficient to cover its expenditures. Delays in billings and customer payments may require Stantec to make a working capital investment. In Stantec’s experience, clients who withhold payment are more likely to be dissatisfied with services and are more likely to bring claims against it.

Delays in payments by clients may be difficult to collect and may adversely affect Stantec’s financial condition and results of operations.

Because of the nature of Stantec’s contracts, it sometimes commits resources to projects prior to receiving payments from its clients in amounts sufficient to cover expenditures as they are incurred. In certain cases, clients for large projects are project-specific entities and do not have significant assets other than their interests in the project. From time to time it may be difficult to collect the payments owed by these clients. If a client fails to pay invoices on a timely basis or defaults in making its payments on a project in which Stantec has devoted significant resources, there could be a material adverse effect on Stantec’s results of operations or liquidity.

Stantec’s backlog of uncompleted projects is subject to unexpected adjustments and cancellations, and therefore may not accurately reflect future revenue.

Stantec cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profit. Projects may remain in the backlog for an extended period of time. In addition, project delays, suspensions, terminations, cancellations, reductions in scope or other adjustments do occur from time to time in Stantec’s industry due to considerations beyond the company’s control and may have a material impact on the value of reported backlog with a corresponding adverse impact on future revenues and profitability. Backlog reduction may adversely affect the revenues that the Company will actually receive from contracts reflected in the backlog. Future project cancellations and scope adjustments could further reduce the dollar amount of the backlog and the revenues that the company actually receives.

Stantec has several long-term government contracts, some of which are only funded on a year-by-year basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, Stantec may not be able to realize all of its anticipated revenue and profit from that project. In addition, a delay in the completion of the budget process of a governmental client could delay procurement of Stantec’s services and have an adverse effect on its future revenue.

A portion of Stantec’s revenue is derived from contracts with agencies and departments of local, regional, state, federal, and foreign governments as well as foreign regulated utilities. Many government contracts are subject to the government’s budgetary approval process. Legislatures and governmental agencies typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, and the timing and amount of tax receipts as well as the overall level of government expenditures. If appropriations are not made in subsequent years on Stantec’s government contracts, then it will not realize all of its potential revenue and profit from that contract.

Interruption to systems and network infrastructure and the inability to enhance its cybersecurity may cause delays and loss of critical data and could delay or prevent operations and cause prejudice to Stantec’s clients.

Stantec relies heavily on its core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications to sustain business operations and remain competitive. If Stantec is unable to scale this core infrastructure and constantly upgrade its applications, systems, and network infrastructure, as well as attract and retain its key information technology personnel, then its service delivery and revenues could be interrupted or delayed. If Stantec does not have strong leadership in the information technology field, it runs the risk of failing to adequately plan and respond to the organization’s information technology infrastructure needs; this could severely impair its ability to meet its clients’ needs. Similarly, Stantec must adequately plan for and successfully implement each initiative for the information technology projects it wishes to deploy. Failure to do so could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect the Company’s operating results, liquidity, or financial position. In addition, Stantec’s computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. The adverse financial impacts of these events could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

Stantec also faces the threat of unauthorized system access, computer hackers, malicious code and organized cyberattacks. Although Stantec devotes significant resources to the security of its computer systems, it may still be vulnerable to threats. Anyone who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in system operations. As a result, Stantec may be required to expend significant resources to protect against the threat of system disruptions and security breaches, or to alleviate problems caused by disruptions and breaches. If Stantec is unable to enhance its cybersecurity to prevent or contain network and data breaches or other unauthorized access to corporate systems, it runs the risk that its service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. In addition, adversaries may seek information about critical infrastructure projects that Stantec is engaged in; consequently, Stantec has a critical requirement to protect sensitive project information, including as-built and future design documents. Any of these or other events could cause system interruptions, delays and loss of critical data, could delay or prevent operations and could cause prejudice to Stantec’s clients.

If Stantec fails to attract, retain and mobilize skilled employees, it would adversely affect Stantec’s ability to execute its strategy.

Stantec derives revenue almost exclusively from services performed by its employees. Therefore, one crucial driver of Stantec’s success is its ability to attract, retain, and develop highly qualified people. There is significant competition – from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms – for talented people with the skills necessary to provide the types of services that Stantec requires to execute its strategy. Stantec’s inability to attract and retain highly qualified staff could impede its ability to secure and complete engagements and maintain or expand client relationships. If Stantec’s high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with it – and Stantec does not have a well-developed succession plan in place before their departure – its business, operations, and prospects may be adversely affected.

Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above Stantec’s estimates.

As Stantec grows, it has the opportunity to work on larger and more complex projects. While Stantec’s business has historically followed a fee-for-service model, some clients in select markets and business operating units are demanding alternative project delivery methods (such as bundled services of engineering, procurement and construction, design-builds, and Public-Private Partnerships). Failure to respond to these market demands may result in clients awarding projects to Stantec’s competitors, resulting in lost revenue. For work which Stantec chooses to engage in with these clients who have more strenuous conditions attached to projects, poor project management may result in a higher probability of cost overruns and liabilities.

As a corollary to the above, with the addition of the CMS business of MWH, Stantec will increase its participation in fixed price contracts and/or contracts with a guaranteed maximum price. There is risk inherent in such contracts because Stantec agrees to the fixed or maximum selling price of the project at the time it enters into the contract, or at a time before performing the services, and such price may not adequately compensate it for the actual cost to perform the agreed upon services. The selling price is based on estimates of the ultimate cost of the contract, and Stantec assumes substantially all of the risks associated with completing the project, as well as any post-completion warranty obligations. In connection with projects covered by fixed-price contracts, Stantec bears the risk of cost over-runs, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance. When making proposals for engagements on these fixed or maximum price types of contracts, Stantec relies heavily on its estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. Stantec also assumes the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including, but not limited to:

•	engineering design changes;

•	accuracy in the estimates’ scope and number of unit items included in the price;

•	unanticipated technical problems;

•	changes in the costs of components, materials or labor;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in local laws and regulations;

•	changes in local labor conditions;

•	project modifications creating unanticipated costs;

•	delays caused by local weather conditions; and

•	Stantec’s project owners’, suppliers’ or subcontractors’ failure to perform.

These risks may be exacerbated by the length of time between signing a contract and completing the project because many fixed-price projects are long-term. The term of some of Stantec’s contracts can be as long as five years. Long-term, fixed-price projects often subject Stantec to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a fixed-price basis. Stantec’s failure to accurately estimate costs or the resources and technology needed to perform its contracts or to effectively manage and control its costs during the performance of its work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including costs and delays caused by contractual disputes or other factors outside of the Company’s control, could make these contracts less profitable or unprofitable.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable for it, could adversely impact its business.

The threat of a major loss, such as the filing of a design defect lawsuit against Stantec for damages in excess of Stantec’s professional liability insurance limits, could adversely impact Stantec’s business even if it is ultimately not found liable for the loss or claim after several years of protracted legal proceedings. Further, the risk associated with the threat of a major loss is increased in the context of a construction-related major loss. The threat could be deemed by Stantec’s bankers to be a material adverse event under its credit facility, and immediately cut off the liquidity Stantec needs to fund its day-to-day operations. It could also adversely affect Stantec’s business because of its effect on its reputation, and its inability to win or renew contracts pending a determination of liability could harm its operations and reduce its profits and revenues.

Project sites are inherently dangerous workplaces. Failure to maintain safe worksites could have an adverse impact on Stantec’s business, financial condition and results of operations.

Stantec’s Health, Safety and Environment program is aimed at reducing risks to people, the environment, and its business. These risks could result in personal injury, loss of life, or environmental or other damage to Stantec’s property or the property of others. Construction and maintenance sites are inherently dangerous workplaces and place Stantec’s employees in close proximity to mechanized equipment, moving vehicles, chemical and manufacturing processes, highly regulated materials and other dangers of the work site. As a multinational company, employees travel to and work in high security risk countries around the world that are undergoing political, social and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism or public health crises. Stantec may incur material costs to maintain the safety of its personnel and its consultants. If Stantec has inadequate health and safety policies and practices, it could be exposed to civil or statutory liability arising from injuries or deaths. If Stantec cannot insure or elects not to insure because of high premium costs or other reasons, Stantec could become liable for damages arising from these events. If Stantec requires additional time to complete projects or it loses employee time because of injury on projects that have sustained environmental, health, and safety incidents, Stantec risks incurring additional costs. Further, Stantec risks losing existing projects if its Health, Safety & Environment program and metrics fail to meet its clients’ expectations.

Stantec operates in many different jurisdictions and it could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The United States Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-corruption laws, including the U.K. Bribery Act and the Corruption of Foreign Public Officials Act of 2010 (Canada) (“CFPOA”), generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Stantec’s internal policies mandate compliance with these anti-corruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions. Stantec operates in many parts of the world that have experienced governmental corruption to some degree; and, in certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Despite Stantec’s training and compliance programs, it cannot assure that its internal control policies and procedures always will protect it from reckless or criminal acts committed by its employees or agents. Stantec’s continued expansion outside the United States, including in developing countries, could increase the risk of such violations in the future. In addition, from time to time, government investigations of corruption in construction-related industries affect Stantec and its peers. Violations of these laws, or allegations of such violations, could disrupt Stantec’s business and result in a material adverse effect on its results of operations or financial condition.

Misconduct by Stantec’s employees, partners or consultants or Stantec’s failure to comply with laws or regulations applicable to its business could damage Stantec’s reputation.

As a government contractor, misconduct, fraud or other improper activities caused by Stantec’s employees’, partners’ or consultants’ failure to comply with laws or regulations could have a significant negative impact on its business and reputation. Stantec’s stakeholders – such as investors, employees, and clients – respond quickly to negative news about Stantec, especially when it has failed to meet its commitments. Misconduct, fraud or other improper activities by Stantec’s employees or consultants, including failure to comply with laws or regulations, could have a significant negative impact on its business and reputation. Such improper conduct could include the failure to comply with procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, import-export controls, the FCPA, the CFPOA and similar anti-bribery laws, anti-boycott laws, and other applicable laws or regulations. Stantec’s failure to comply with applicable laws or regulations or misconduct by any of its employees or consultants could subject it to fines and penalties, require disclosure of such violations or conduct in proposals to government clients, disqualify it from or lessen its chances for government contract awards, result in cancellation of contracts or suspension or debarment from contracting with government agencies, any of which may adversely affect its business.

Force majeure events could negatively impact Stantec’s ability to complete client work.

Stantec’s offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If Stantec fails to maintain clear crisis communication plans, effective emergency response plans, and effective pandemic response plans, it puts its employees and clients at risk. Failure to quickly respond to crises could adversely affect its ability to start or complete work for clients, which in turn could lead to client dissatisfaction and claims.

Inadequate internal or disclosure controls over financial reporting may result in material misstatements in Stantec’s financial statements and public disclosure.

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in Stantec’s financial statements and related public disclosures. This could lead to a loss of market confidence and a decrease in market value. Inadequate controls could also result in other risks: fraud; system downtime; delayed processing; inappropriate decisions based on non-current internal financial information, or the inability to continue business operations.

The nature of Stantec’s engineering and construction services exposes it to various rules and regulations and potential liability, claims, fines or sanctions which may reduce its profitability.

Stantec is subject to a variety of regulations and standards. Stantec’s business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Compliance with additional regulations and standards could materially increase Stantec’s costs and noncompliance with laws and regulations could have a significant impact on results. Stantec engages in engineering and construction activities for large complex and sometimes iconic facilities where design, construction or systems failures can result in substantial injury or damage to clients or to third parties, or significantly harm Stantec’s reputation. For example, a design or construction failure in a dam could result in the substantial loss of life, significant economic costs, and property and environmental damage for which Stantec may be subject to claims and lawsuits.

Water and wastewater operations are subject to extensive laws and regulations that govern the protection of the environment, health and safety, the quality of the water, water allocation rights, and the manner in which Stantec collects, treats and discharges wastewater. Given the nature of Stantec’s business which, in part, involves providing services to clients to allow them to supply water for human consumption, Stantec could be held liable for environmental damage as well as damages arising from toxic tort or other lawsuits or criminal enforcement actions or other consequences arising out of human exposure to hazardous substances in water supplied by its clients. Stantec could also be exposed to liability if its clients experience system failures as a result of a deficiency in its water treatment or wastewater collection services.

Stantec’s business requires it to make judgments and recommendations about environmental, structural, geotechnical, and other conditions at project sites. If Stantec’s performance, judgments or recommendations are later found to be incomplete or incorrect, then it may be liable for the resulting damages. Stantec is, has been, and, in the future, may be named as a defendant in or threatened with legal proceedings where parties may make a claim for damages or other remedies with respect to its projects or other matters. In addition, Stantec’s operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fires, and explosions. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution, and other environmental damages. Stantec may be subject to claims as a result of these hazards.

Changes to the tax laws and regulations may adversely affect Stantec’s effective tax rate, thereby adversely affecting its financial condition and results of operations.

Stantec is subject to income taxes in various foreign jurisdictions. The tax legislation, regulation and interpretation that apply to Stantec’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which it operates. Significant judgment is required in determining required provision for income taxes and management uses accounting and fiscal principles to determine income tax positions that it believes are likely to be sustained by applicable tax authorities. However, there is no assurance that Stantec’s tax benefits or tax liability will not materially differ from Stantec’s estimates or expectations. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Any of the above factors could have a material adverse effect on Stantec’s net income or cash flows by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as Stantec grows. An increase or decrease in Stantec’s effective tax rate could have a material adverse impact on its financial condition and results of operations.

As a result of the Acquisition, Stantec will have defined benefit plans that currently have a significant deficit which could grow in the future and cause it to incur additional costs.

Following the acquisition, Stantec will have foreign defined benefit pension plans for certain non-U.S. employees. As of the fiscal year 2015, the defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately US$25.4 million. In the future, the Company’s pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors. If the Company is forced or elects to make up all or a portion of the deficit for unfunded benefit plans over a short period of time, its cash flow could be materially and adversely affected.

Stantec’s goodwill and other intangible assets could be impaired and result in a charge to income.

Stantec has accounted for its acquisitions using the purchase method of accounting. Under the purchase method Stantec has recorded, at fair value, assets acquired and liabilities assumed, and it has recorded, as goodwill, the difference between the cost of acquisitions and the sum of the fair value of tangible and identifiable intangible assets acquired, less liabilities assumed. Definite-lived intangible assets have been segregated from goodwill and recorded based upon expected future recovery of the underlying assets. In accordance with ASC 350-10, “Goodwill and Other Intangible Assets”, definite-lived intangible assets are initially recorded at fair value and amortized over their anticipated useful lives, while goodwill balances are not amortized but rather tested for impairment annually or more frequently if indicators of impairment arise. A fair value approach is used to identify potential goodwill or other intangible impairment at the reporting unit level, utilizing a discounted cash flow model. Since Stantec’s adoption of ASC 350-10, it has had no indicators of impairment on goodwill or other intangible assets. However, in the future, if Stantec’s remaining goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in its recorded net worth.

Risks Related to the Offering

There is no existing public market for the Subscription Receipts

There is no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell the Subscription Receipts purchased under this short form prospectus. The Subscription Price for the Subscription Receipts and the number of Subscription Receipts to be issued have been determined by arm’s length negotiation between the Underwriters and Stantec, with reference to the market price for the Common Shares and other factors. The price paid for each Subscription Receipt may bear no relationship to the price at which the Subscription Receipts will trade in the public market subsequent to this offering. Stantec cannot predict at what price the Subscription Receipts will trade and there can be no assurance that an active trading market will develop for the Subscription Receipts or, if developed, that such market will be sustained. To the extent that an active trading market for the Subscription Receipts does not develop or is not sustained, the liquidity and trading prices for the Subscription Receipts may be adversely affected. The Company has applied to the TSX to list the Subscription Receipts offered under this prospectus and the Common Shares issuable upon the conversion of the Subscription Receipts. The Company has also applied to the NYSE to list the Common Shares issuable upon conversion of the Subscription Receipts. Listings will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE, as applicable. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX or that the Common Shares issuable upon conversion of the Subscription Receipts will be accepted for listing on the TSX or the NYSE. The Subscription Receipts will not be listed on the NYSE.

The Subscription Receipts and Common Shares are Subject to Market Price Volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result, the market price of the Subscription Receipts and Common Shares may be adversely affected by a variety of factors relating to Stantec’s business, including, without limitation, fluctuations in Stantec’s operating and financial results, the results of any public announcements made by Stantec, including with respect to the Acquisition, Stantec’s failure to meet analysts’ expectations and changes in estimates of Stantec’s future results of operations by Stantec or securities analysts. Factors unrelated to the financial performance or prospects of Stantec include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries may also affect the market price of the Subscription Receipts and Common Shares. As a result of any of these factors, the market price of the securities of Stantec at any given point in time may not accurately reflect the long-term value of Stantec.

Stantec may waive the Escrow Release Condition and complete the Acquisition on different terms.

Holders of the Subscription Receipts will receive Common Shares upon the satisfaction of the Escrow Release Condition. Stantec may, in its sole discretion, waive certain closing conditions in its favour in the Acquisition Agreement or agree with MWH to amend the Acquisition Agreement and complete the Acquisition on terms that may be different from those contemplated in this short form prospectus. As a result, the expected benefits of the Acquisition may not be fully realized. See “Stantec Following the Acquisition”. As a consequence, holders of Subscription Receipts will essentially assume the same risk as though they had invested directly in Common Shares on the closing date of the offering.

There can also be no assurance that the Escrow Release Condition will be satisfied on or prior to the Escrow Release Deadline. Each subscriber’s subscription proceeds will be held in escrow pending satisfaction of the Escrow Release Condition or a Termination Event and, accordingly, subscribers will not be able to use such funds to take advantage of other investment opportunities. Until the Escrow Release Deadline occurs and the Common Shares are delivered pursuant to the Subscription Receipt Agreement, holders of Subscription Receipts have only the rights described under “Description of Subscription Receipts”.

The declaration and payment of dividends is subject to the discretion of the Board.

The holders of Common Shares are entitled to receive dividends as and when declared by the Board. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, Stantec and other factors deemed relevant by the Board.

The market price of Stantec’s securities could be adversely affected by the sale of securities by its existing shareholders.

If Stantec’s shareholders sell substantial amounts of Stantec’s securities in the public market, the market price of Stantec’s securities could fall. The perception among investors that these sales will occur could also produce this effect. All currently outstanding Common Shares are, subject to applicable securities laws, immediately available for resale in the public markets. Additional Common Shares issuable upon the exercise of stock options may also become available for sale in the public market.

The issuance of Common Shares upon the conversion of the Subscription Receipts may have a dilutive effect.

The Company’s constating documents allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the board of directors, in many cases, without the approval of Stantec’s shareholders. As part of this offering, Stantec could issue up to 19,964,000 Subscription Receipts, which number includes the 2,604,000 Subscription Receipts issuable if the Over-Allotment Option is exercised in full by the Underwriters, each representing the right to receive one Common Share. In addition, as at March 29, 2016, there were approximately 2,943,909 stock options outstanding, of which approximately 2,068,931 were exercisable into Common Shares. Stantec may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. Stantec may also issue Common Shares to finance future acquisitions. Stantec cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may have a dilutive effect on those purchasers who receive Common Shares issuable pursuant to the Subscription Receipts and adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors may experience dilution in its earnings per share.

AGENT FOR SERVICE OF PROCESS IN CANADA

Four of the Company’s directors, Douglas K. Ammerman, Delores M. Etter, Susan E. Hartman and Aram H. Keith, reside outside of Canada. Each such director has appointed Stantec Inc., 10160 – 112 Street, Edmonton, Alberta, T5K 2L6, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

INTERESTS OF EXPERTS

Certain Canadian legal matters in connection with the Subscription Receipts offered hereby will be passed upon for Stantec by Dentons Canada LLP, and for the Underwriters by Stikeman Elliott LLP. Certain United States legal matters in connection with the Subscription Receipts offered hereby will be passed upon for Stantec by Paul, Weiss, Rifkind, Wharton & Garrison LLP and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. As of the date hereof, the partners and associates of Dentons Canada LLP, as a group, and Stikeman Elliott LLP, as a group, each beneficially own, directly and indirectly, less than 1% of the outstanding securities of Stantec and its affiliates and associates.

AUDITORS, REGISTRAR AND TRANSFER AGENT AND SUBSCRIPTION RECEIPT AGENT

The Company’s auditors are Ernst & Young LLP, located in Edmonton, Alberta, and such auditors are independent in accordance with the Rules of Professional Conduct of Chartered Professional Accountants of Alberta. The audited consolidated financial statements of the Company as at December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance on the report of Ernst & Young LLP, independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of MWH and subsidiaries as of and for the years ended January 1, 2016 and January 2, 2015, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The transfer agent and registrar of the Common Shares, and the Subscription Receipt Agent for the Subscription Receipts, is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus is a part:

•	the documents referred to under the heading “Documents Incorporated by Reference”;

•	consents of independent auditors and legal counsel;

•	powers of attorney; and

•	the Underwriting Agreement.

GLOSSARY OF TERMS

In addition to the following defined terms, additional defined terms appear in “The Acquisition Agreement”.

“2015 AIF” has the meaning ascribed to that term under the heading “Documents Incorporated by Reference”;

“2015 MD&A” has the meaning ascribed to that term under the heading “Documents Incorporated by Reference”;

“Acquisition” has the meaning ascribed to that term under the heading “The Acquisition Agreement”;

“Acquisition Agreement” has the meaning ascribed to that term on the cover page of this prospectus;

“Acquisition Closing Date” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Conditions of the Acquisition”;

“Additional Interest” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“Allowable Capital Loss” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations – Taxation of Holders of Common Shares – Taxation of Capital Gains and Capital Losses”;

“BOU” means business operating unit;

“Bridge Facility” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDS Participant” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“CIBC” has the meaning ascribed to that term on the cover page of this prospectus;

“CMS” has the meaning ascribed to that term under the heading “Description of the Acquired Business”;

“Code” has the meaning ascribed to that term under the heading “Certain United States Federal Income Tax Considerations”;

“Common Share” has the meaning ascribed to that term on the cover page of this prospectus;

“Company” or “Stantec” has the meaning ascribed to that term on the cover page of this prospectus;

“CRA” means the Canada Revenue Agency;

“DGCL” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Effect on Capital Stock”;

“Earned Interest” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“EDGAR” means the Electronic Data Gathering and Retrieval system;

“Effective Time” has the meaning ascribed to that term under the heading “The Acquisition Agreement – The Acquisition”;

“End Date” has the meaning ascribed to that term under the heading “The Acquisition Agreement – End Date”;

“Escrow Release Condition” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”.

“Escrow Release Deadline” has the meaning ascribed to that term on the cover page of this prospectus;

“Escrowed Funds” has the meaning ascribed to that term on the cover page of this prospectus;

“ETS” has the meaning ascribed to that term under the heading “Description of the Acquired Business”;

“Exchange Act” has the meaning ascribed to that term under the heading “Where You Can Find More Information”;

“Existing Credit Facility” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“Existing Notes” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“G&I” has the meaning ascribed to that term under the heading “Description of the Acquired Business”;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and since January 1, 2011 are the generally accepted accounting principles as set by the Chartered Professional Accountants of Canada and as permitted by National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards, for the preparation of financial statements;

“IRS” means the Internal Revenue Service of the United States;

“Initial Underwriters’ Fee Payment” has the meaning ascribed to that term on the cover page of this prospectus;

“MWH” has the meaning ascribed to that term on the cover page of this prospectus;

“MWH Common Stock” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Effect on Capital Stock”;

“MWH Financial Statements” has the meaning ascribed to that term under the heading “Description of the Acquired Business – Selected Pro Forma Consolidated Information”;

“MWH Stockholder Approval” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Conditions of the Acquisition”;

“NCI” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“New Credit Facilities” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“New Revolving Credit Facility” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“New Term Credit Facility” has the meaning ascribed to that term under the heading “Financing the Acquisition”;

“Non-Resident Holder” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations”;

“NYSE” means the New York Stock Exchange;

“Offered Securities” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations”;

“Over-Allotment Option” has the meaning ascribed to that term on the cover page of this prospectus;

“Per Share Acquisition Consideration” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Effect on Capital Stock”;

“PFIC” has the meaning ascribed to that term under the heading “Certain United States Federal Income Tax Considerations”;

“Plans” has the meaning ascribed to that term under the heading “Eligibility for Investment”;

“PMMC” has the meaning ascribed to that term under the heading “Description of the Acquired Business”;

“President’s List Purchasers” has the meaning ascribed to that term on the cover page of this prospectus;

“Proposed Amendments” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations”;

“Proxy Statement” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Representations and Warranties”;

“QDI” has the meaning ascribed to that term under the heading “Certain United States Federal Income Tax Considerations”;

“QFC” has the meaning ascribed to that term under the heading “Certain United States Federal Income Tax Considerations”;

“RBC” has the meaning ascribed to that term on the cover page of this prospectus;

“Resident Holder” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations”;

“ROU” means regional operating unit;

“RRIF” has the meaning ascribed to that term under the heading “Eligibility for Investment”;

“RRSP” has the meaning ascribed to that term under the heading “Eligibility for Investment”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEC” means the United States Securities and Exchange Commission;

“Stantec Commitment Letters” has the meaning ascribed to that term under the heading “The Acquisition Agreement – Covenants”;

“Stantec Financial Statements” has the meaning ascribed to that term under the heading “Documents Incorporated by Reference”;

“Stantec Pro Forma Financial Statements” has the meaning ascribed to that term under the heading “Description of the Acquired Business – Selected Pro Forma Consolidated Information”;

“Subscription Price” has the meaning ascribed to that term on the cover page of this prospectus;

“Subscription Receipts” has the meaning ascribed to that term on the cover page of this prospectus;

“Subscription Receipt Adjustment Payment” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“Subscription Receipt Agent” has the meaning ascribed to that term on the cover page of this prospectus;

“Subscription Receipt Agreement” has the meaning ascribed to that term on the cover page of this prospectus;

“Subscription Receipt Beneficial Owner” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“Subscription Receipt Certificates” has the meaning ascribed to that term under the heading “Description of the Subscription Receipts”;

“Surviving Corporation” has the meaning ascribed to that term under the heading “The Acquisition Agreement – The Acquisition”;

“Taxable Capital Gain” has the meaning ascribed to that term under the heading “Certain Canadian Federal Income Tax Considerations – Taxation of Holders of Common Shares – Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Termination Event” has the meaning ascribed to that term on the cover page of this prospectus;

“TFSA” has the meaning ascribed to that term under the heading “Eligibility for Investment”;

“TSX” has the meaning ascribed to that term on the cover page of this prospectus;

“Underwriters” has the meaning ascribed to that term on the cover page of this prospectus;

“Underwriters’ Fee” has the meaning ascribed to that term on the cover page of this prospectus;

“Underwriting Agreement” means the underwriting agreement dated March 30, 2016 between Stantec and the Underwriters;

“United Kingdom” or “U.K.” means the United Kingdom of Great Britain and Northern Ireland, its territories, its possessions and other areas subject to its jurisdiction;

“United States” or “U.S.” means the United States of America, its territories, its possessions and other areas subject to its jurisdiction;

“U.S. GAAP” means accounting principles generally accepted in the United States; and

“U.S. Securities Act” has the meaning ascribed to that term under the heading “Enforcement of Judgement Against Foreign Persons or Companies”.

MWH Global, Inc., and Subsidiaries

Consolidated Financial Statements as of and for the Fiscal Years Ended January 1, 2016 and January 2, 2015, and Independent Auditors’ Report

MWH GLOBAL, INC., AND SUBSIDIARIES

Deloitte & Touche LLP 555- 17th Street Suite 3600 Denver, CO 80202-3942 USA Tel: +1 303 292 5400 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of MWH Global, Inc. and subsidiaries:

We have audited the accompanying consolidated financial statements of MWH Global, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of January 1, 2016 and January 2, 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the fiscal years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MWH Global, Inc. and its subsidiaries as of January 1, 2016 and January 2, 2015, and the

Member of

Deloitte Touche Tohmatsu Limited

March 21, 2016

results of their operations and their cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company adopted new accounting guidance for the classification and presentation of deferred income taxes in 2015 and applied the guidance prospectively. Our opinion is not modified with respect to this matter.

March 21, 2016

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 1, 2016 AND JANUARY 2, 2015

(In thousands, except number of shares, stock units, and per share data)

	Fiscal Year
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$60,077	$79,663
Cash in consolidated joint ventures ($2,154 and $0 related to variable interest entities (VIEs))	8,405	6,273

Total cash and cash equivalents	68,482	85,936
Accounts and other receivable—net ($4,974 and $436 related to VIEs)	368,658	371,433
Deferred income taxes—current	—	3,959
Prepaid expenses and other current assets	20,030	22,154

Total current assets	457,170	483,482

PROPERTY AND EQUIPMENT—Net	38,582	25,893
GOODWILL	81,372	80,178
INTANGIBLE AND OTHER ASSETS—Net	47,233	48,627
DEFERRED INCOME TAXES—Noncurrent	38,675	48,144

TOTAL	$663,032	$686,324

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$5,479	$4,171
Accounts payable ($4,750 and $177 related to VIEs)	157,655	141,649
Accrued compensation and benefits	57,704	70,058
Other accrued expenses ($0 and $1 related to VIEs)	51,524	63,208
Deferred revenue and billings in excess of revenue	65,620	63,440
Deferred income taxes	—	12,151

Total current liabilities	337,982	354,677

LONG-TERM DEBT	65,345	38,876
DEFERRED INCOME TAXES—Noncurrent	2,405	3,345
LONG-TERM EMPLOYEE-RELATED LIABILITIES AND OTHER LONG-TERM LIABILITIES	68,869	79,511

Total liabilities	474,601	476,409

EQUITY:
MWH shareholders’ equity:
Common stock, $0.01 stated value—authorized 20,000,000 shares; issued and outstanding, 1,473,297 and 1,636,941 shares, respectively	15	16
Stock units—126,182 and 118,008 units, respectively	19,781	17,260
Additional paid-in capital	105,591	113,990
Accumulated other comprehensive loss	(79,576)	(66,152)
Retained earnings	158,725	161,699
Notes receivable from shareholders	(16,628)	(16,973)

Total MWH shareholders’ equity	187,908	209,840
Noncontrolling interests	523	75

Total equity	188,431	209,915

TOTAL	$663,032	$686,324

See notes to consolidated financial statements.

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED JANUARY 1, 2016 AND JANUARY 2, 2015 (In thousands)

	Fiscal Year
	2015	2014
REVENUE	$1,318,228	$1,315,543

COSTS AND EXPENSES:
Direct costs of contracts	825,480	782,071
Selling, general, and administrative expenses	446,215	481,544

Total costs and expenses	1,271,695	1,263,615

OPERATING INCOME	46,533	51,928

OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated joint ventures	360	2,196
Interest expense	(2,125)	(1,919)
Interest and other income	8,774	1,922

Total other income	7,009	2,199

INCOME BEFORE PROVISION FOR INCOME TAXES	53,542	54,127
PROVISION FOR INCOME TAXES	(17,629)	(16,937)

NET INCOME	35,913	37,190
NET INCOME ATTRIBUTABLE TO NONCONTROLLING
INTERESTS	(957)	(120)

NET INCOME ATTRIBUTABLE TO MWH	$34,956	$37,070

See notes to consolidated financial statements.

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JANUARY 1, 2016 AND JANUARY 2, 2015 (In thousands)

	Fiscal Year
	2015	2014
NET INCOME	$35,913	$37,190

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustments	(19,119)	(17,164)
Decrease (increase) in unfunded pension obligation—net of deferred tax of $(687) and $4,375, respectively	5,695	(15,895)

Total other comprehensive loss	(13,424)	(33,059)

COMPREHENSIVE INCOME	22,489	4,131
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO
NONCONTROLLING INTERESTS	(957)	(120)

COMPREHENSIVE INCOME ATTRIBUTABLE TO MWH	$21,532	$4,011

See notes to consolidated financial statements.

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE FISCAL YEARS ENDED JANUARY 1, 2016 AND JANUARY 2, 2015

(In thousands, except number of shares)

	Common Stock			Additional Paid-In Capital	Accumulated Other Comprehensive Loss		Notes Receivable from Shareholders	Total MWH Shareholders’ Equity
	Number of Shares	Stated Value	Stock Units			Retained Earnings			Noncontrolling Interests	Total Equity
BALANCE—January 3, 2014	1,758,084	$18	$14,617	$115,446	$(33,093)	$150,542	$(16,684)	$230,846	$118	$230,964
Issuance of common stock	62,479	—	—	23,490	—	—	—	23,490	—	23,490
Redemption of common stock	(189,814)	(2)	—	(25,599)	—	(25,912)	1,728	(49,785)	—	(49,785)
Stock-based compensation	—	—	—	1,247	—	—	—	1,247	—	1,247
Issuance of notes receivable from shareholders	—	—	—	—	—	—	(8,526)	(8,526)	—	(8,526)
Repayment of notes receivable from shareholders	—	—	—	—	—	—	6,509	6,509	—	6,509
Stock units:
Issued	—	—	3,952	(1,903)	—	—	—	2,049	—	2,049
Converted to shares	6,192	—	(1,309)	1,309	—	—	—	—	—	—
Net distributions to noncontrolling interests	—	—	—	—	—	(1)	—	(1)	(163)	(164)
Net income	—	—	—	—	—	37,070	—	37,070	120	37,190
Other comprehensive loss	—	—	—	—	(33,059)	—	—	(33,059)	—	(33,059)

BALANCE—January 2, 2015	1,636,941	16	17,260	113,990	(66,152)	161,699	(16,973)	209,840	75	209,915
Issuance of common stock	52,237	1	—	19,379	—	—	—	19,380	—	19,380
Redemption of common stock	(224,259)	(2)	—	(30,684)	—	(37,929)	1,815	(66,800)	—	(66,800)
Stock-based compensation	—	—	—	3,347	—	—	—	3,347	—	3,347
Issuance of notes receivable from shareholders	—	—	—	—	—	—	(7,673)	(7,673)	—	(7,673)
Repayment of notes receivable from shareholders	—	—	—	—	—	—	6,203	6,203	—	6,203
Stock units:							—
Issued	—	—	3,963	(1,883)	—	—	—	2,080	—	2,080
Converted to shares	8,378	—	(1,442)	1,442	—	—	—	—	—	—
Net distributions to noncontrolling interests	—	—	—	—	—	(1)	—	(1)	(509)	(510)
Net income	—	—	—	—	—	34,956	—	34,956	957	35,913
Other comprehensive loss	—	—	—	—	(13,424)	—	—	(13,424)	—	(13,424)

BALANCE—January 1, 2016	1,473,297	$15	$19,781	$105,591	$(79,576)	$158,725	$(16,628)	$187,908	$523	$188,431

See notes to consolidated financial statements.

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 1, 2016 AND JANUARY 2, 2015

(In thousands)

	Fiscal Year
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$35,913	$37,190
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,052	18,339
Loss on sale and disposal of property and equipment	643	319
Stock-based compensation	3,347	1,247
Excess tax benefits from stock-based compensation	(123)	(104)
Loss (gain) on divestiture	97	(184)
Gain on business acquisitions	(2,272)	—
Net unrealized foreign currency exchange gain	(1,883)	(2,142)
Deferred income taxes	(1,830)	(3,273)
Equity in earnings of unconsolidated joint ventures	(360)	(2,196)
Distributions from unconsolidated joint ventures	2,141	248
Income from other investment	(47)	(617)
Changes in assets and liabilities—net of effects of acquisitions:
Accounts and other receivable—net	(4,021)	(19,167)
Prepaid expenses and other current assets	1,764	3,375
Other assets—net	(1,393)	(237)
Accounts payable	17,118	9,872
Accrued compensation and benefits	(4,190)	7,189
Deferred revenue and billings in excess of revenues	1,990	(11,834)
Other accrued expenses and liabilities	(21,058)	(1,961)

Net cash provided by operating activities	42,888	36,064

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18,207)	(16,041)
Payment for business acquisitions—net of cash acquired	(9,069)	—
Investment in unconsolidated joint ventures	(315)	(8)
Distribution from unconsolidated joint ventures	90	57
Proceeds from sale of property and equipment	436	2,247

Net cash used in investing activities	(27,065)	(13,745)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings of long-term debt	282,093	217,774
Repayments of long-term debt	(266,814)	(209,415)
Proceeds from collections of notes receivable from shareholders	6,203	6,509
Excess tax benefits from stock-based compensation	123	104
Payments for redemptions of common stock	(53,340)	(47,867)
Cash distributions to noncontrolling interests	(510)	(163)
Proceeds from issuance of common stock	4,808	5,474

Net cash used in financing activities	(27,437)	(27,584)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(5,840)	(5,004)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(17,454)	(10,269)
CASH AND CASH EQUIVALENTS—Beginning of fiscal year	85,936	96,205

CASH AND CASH EQUIVALENTS—End of fiscal year	$68,482	$85,936

See notes to consolidated financial statements.

MWH GLOBAL, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE FISCAL YEARS ENDED JANUARY 1, 2016, AND JANUARY 2, 2015

1.	DESCRIPTION OF BUSINESS

MWH Global, Inc., and subsidiaries (the “Company” or MWH) is an engineering, consulting, and construction management firm. The sectors the Company serves encompass a variety of water-related projects and programs ranging from water supply, treatment, and storage, to water resources management and coastal restoration, and from design and construction of hydropower and renewable energy facilities to full environmental services. The Company is employee owned and operates internationally. Work performed focuses on the market sectors of water, renewable energy and sustainability, and infrastructure and industry. Operations of the Company’s business are through three primary service offerings: program management and management consulting, construction management services, and engineering and technical services.

2.	BASIS OF PRESENTATION AND PREPARATION

Accounting Principles—The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Fiscal Year—The Company reports results based on 52-week or 53-week periods ending on the Friday nearest to December 31. Fiscal year 2015 included 52 weeks and ended on January 1, 2016, and fiscal year 2014 included 52 weeks and ended on January 2, 2015.

Use of Estimates—Preparing consolidated financial statements in conformity with GAAP requires the Company to make estimates, judgments, and assumptions that affect certain reported amounts and related disclosures. Areas that require estimates include, but are not limited to, revenue recognition, incurred but not reported medical claims, certain accrued expenses, accounting for the Company’s defined benefit pension plans, and accounting for acquisitions. On an ongoing basis, management reviews these estimates, judgments, and assumptions based on current available information. Actual results could differ from these estimates.

Consolidation—The consolidated financial statements include the accounts of the Company and all of its subsidiaries and joint ventures that the Company controls because the Company, more often than not, holds more than a 50% ownership interest in those entities. The Company’s undivided interests in certain foreign joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of each joint venture’s assets, liabilities, revenue, and expenses are included in the appropriate classifications in the accompanying consolidated financial statements. Intercompany accounts and transactions are eliminated in consolidation.

Reclassifications—Certain prior year footnote disclosure amounts have been reclassified to conform to the current year presentation.

3.	CRITICAL ACCOUNTING POLICIES

Investment in Unconsolidated Joint Ventures—The Company holds noncontrolling financial interests of 10% to 80% in corporations and unincorporated joint ventures under joint control formed to carry out specific contracts. The Company’s investments in such entities are accounted for under the equity method. The Company’s proportionate interest in the net earnings or losses of such unconsolidated entities is included as equity in earnings of unconsolidated joint ventures in the consolidated statements of income.

Investments in, and advances to, unconsolidated joint ventures are presented in intangible and other assets in the consolidated balance sheets. In general, the Company’s equity investment in joint ventures is equal to the current equity investment, plus the Company’s share of those entities’ undistributed earnings.

The Company evaluates investments in unconsolidated joint ventures for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether any impairment has occurred. Management assesses the fair value of unconsolidated joint ventures using commonly accepted techniques and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the consolidated financial statements as an impairment loss.

Variable-Interest Entities—The Company performs an analysis to determine whether the Company’s variable interests give it a controlling financial interest in a variable-interest entity (VIE) and whether the Company should, therefore, consolidate the VIE. This analysis requires the Company to assess whether it has the power to direct the activities of the VIE, as well as whether the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

In the normal course of business, the Company forms joint ventures, including partnerships and partially owned limited liability companies, with third parties primarily to bid on and execute specific projects. In accordance with the current consolidation standard, the Company analyzed all joint ventures and classified them into five groups:

1.	Consolidated because the Company holds the majority voting interest and they are not VIEs

2.	Consolidated VIEs where the Company is the primary beneficiary

3.	Unconsolidated because the Company holds a minority voting interest and they are not VIEs

4.	Unconsolidated because they are VIEs and the Company is not the primary beneficiary

5.	Proportionately consolidated because of construction-related joint ventures operating under joint control and they are not VIEs

Joint ventures are considered VIEs if (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (2) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses, or the right to receive expected residual returns; or (3) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

The Company would be considered the primary beneficiary and required to consolidate a VIE if the Company has the power to direct the activities that most significantly affect that VIE’s economic performance, as well as the obligation to absorb losses or the right to receive benefits from that VIE that could potentially be significant to that VIE. In determining whether the Company is the primary beneficiary, significant assumptions and judgments are made, including the following: (1) identifying the significant activities and the parties that have the power to direct them; (2) reviewing the governing board composition and participation ratio; (3) determining the equity, profit, and loss ratios; (4) determining the management-sharing ratio; (5) reviewing employment terms, including which joint venture partner provides the project manager; and (6) reviewing the funding and operating agreements. Examples of significant activities include engineering and design services, management consulting services, procurement and construction services; program management, construction management, and operations and maintenance services. If the Company determines that the power to direct the significant activities is shared by two or more joint venture parties, then there is no primary beneficiary and no party consolidates the VIE. In making the shared-power determination, the Company analyzes the key contractual terms, governance, related party, and de facto agency as they are defined in the accounting standard, and other arrangements.

Noncontrolling Interests—Noncontrolling interests, representing the ownership interests of third-party entities in the net assets of consolidated subsidiaries and consolidated joint ventures, are classified within equity in the accompanying consolidated balance sheets.

Foreign Currencies—The United States (U.S.) dollar is the functional currency for the Company’s consolidated operations. The Company’s foreign subsidiaries generally use the local currency of their respective countries as the functional currency. Accordingly, the financial statements of the foreign subsidiaries are translated from the respective foreign currencies into U.S. dollars upon consolidation. Assets and liabilities are translated from the foreign currency to the U.S. dollar at the period-end exchange rates, and revenue and expenses are translated using average exchange rates for the periods. The net effects of translating the consolidated financial statements of non-U.S. subsidiaries into U.S. dollars are recorded as cumulative translation adjustments and are included in shareholders’ equity as a component of accumulated other comprehensive loss in the consolidated balance sheets. Transaction gains and losses are recognized as either a component of direct costs of contracts; a component of selling, general, and administrative expenses; or a component of interest and other income in the consolidated statements of income, depending on the nature of the transaction.

Foreign Currency Exchange Contracts—The Company enters into forward foreign currency exchange contracts to obtain economic hedges on certain firm foreign purchase commitments, foreign intercompany payables, and short-term debts. The Company has elected not to apply hedge accounting rules to these contracts. The Company marks to market the forward foreign currency exchange contracts under the respective provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, Derivatives and Hedging, and ASC 830 Foreign Currency Matters. The change in the fair value of these contracts results in unrealized gains or losses, which are included in current earnings as a component of direct costs of contracts or in selling, general, and administrative expenses in the consolidated statements of income. See Note 11, “Fair Value of Financial Instruments,” for additional discussion on forward foreign currency exchange contracts.

Revenue Recognition—The Company earns revenue from fixed-price, cost-plus, and time-and-materials contracts. For accounting purposes, the Company generally treats all contracts as long-term construction-type contracts. Revenue is recorded using the percentage-of-completion method by relating contract costs (direct and indirect) incurred to date to total estimated contract costs at completion, in accordance with ASC 605-35, Revenue Recognition-Construction-Type and Production. In making such estimates, judgments are required to evaluate potential variances in engineering progress, materials quantities, the achievement of milestones, penalty provisions, labor productivity, and cost estimates. Due to uncertainties inherent in the estimation process, actual completion costs may vary from these estimates.

If estimated total costs on any contract indicate a loss, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to revenue, such as estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, liquidated damages, anticipated losses, and other revisions, are recorded in the period in which the revisions are identified and the loss can be reasonably estimated. Such revisions could occur in any reporting period and the effects may be material depending on the size of the project or the adjustment.

Segmenting and Combining Contracts—Occasionally, a contract may include several elements or phases, each of which was negotiated separately with a client and agreed to be performed without regard to the performance of others. The Company follows the criteria set forth in the accounting guidance when combining and segmenting contracts. When combining contracts, revenue and profits are earned and reported uniformly over the performance of the combined contracts. When segmenting contracts, the Company assigns revenue and costs to the different elements or phases to achieve different rates of profitability based on the relative value of each element or phase to the estimated contract revenue. Values assigned to the segments are based on the normal historical prices and terms of such services to other clients. In addition, a group of contracts may be so closely related that they are, in effect, part of a single project with an overall profit margin, in which case they are accounted for as if they are a single contract.

Government Contracts—Some of the Company’s contracts with the U.S. federal government, as well as certain contracts with commercial clients, provide that contract costs (including indirect costs) are subject to audit and adjustment. For all such contracts, revenue is recorded using the percentage-of-completion method based upon those amounts expected to be realized upon final settlement.

Contract Claims—Claims are amounts in excess of the agreed-upon contract price that the Company seeks to collect from customers or others for customer-caused delays, errors, changes in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Claims occur when additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contract performance, when the costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed, and when the evidence supporting the claim is objective and verifiable. Costs attributable to claims are treated as costs of contract performance as incurred. Revenue from claims is recognized equivalent to the amount of costs when it is probable that the claims will result in additional contract revenue and the amount can be reliably estimated. No profit is recognized on a claim until final settlement occurs.

Change Orders—Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. The Company or the customer may initiate change orders. Client agreement as to the terms of change orders is, in many cases, reached prior to the commencement of work. A change order is included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to the contract value that can be reliably estimated. Revenue recognized from change orders may exceed the related costs incurred. Costs related to change orders are recognized as incurred.

Billings in Excess of Revenue—Billings in excess of revenue represent billings to date in excess of contract revenue recognized and are classified in current liabilities in the consolidated balance sheets.

Deferred Revenue—Deferred revenue represents payments received for services to be rendered in the future and is classified in current liabilities in the consolidated balance sheets.

Revenue is reported net of any taxes collected from customers and remitted to government authorities, with collected taxes recorded as current liabilities until remitted to the appropriate government authority.

Costs and Expenses—Direct costs of contracts consist primarily of labor, costs for subcontract services, and other direct costs, such as materials and equipment, travel costs, associated project costs, and burdened costs. Selling, general, and administrative expenses include indirect costs that are not directly associated with performance of services on contracts. All selling, general, and administrative expenses, including indirect costs, are expensed in the period incurred or earned. Additionally, the Company includes in selling, general, and administrative expenses the amortization of identifiable intangible assets.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents.

Accounts and Other Receivable—Net—Net accounts receivable are primarily comprised of billed and unbilled accounts receivable, contract retentions, and allowances for doubtful accounts. Billed accounts receivable represent amounts billed to clients that have not yet been collected. Unbilled accounts receivable represent revenue recognized but not yet billed pursuant to contract terms or billed after the period-end date. Most unbilled receivables as of fiscal year ended 2015 are expected to be billed and collected within 12 months. Contract retentions represent amounts withheld by clients until certain conditions are met or the project is completed, which may be several months or years. Such retentions are all classified on the balance sheet as current consistent with the length of time of the contract life cycle. Allowances for doubtful accounts represent the amounts that may become uncollectible or unrealizable in the future. The Company determines an estimated allowance for doubtful accounts based on management’s judgment regarding operating performance related to the adequacy of the services performed and delivered, the status of change orders and claims, experience settling change orders and claims, and the financial condition of the Company’s clients.

Concentration of Credit Risk—Credit risk represents the loss that would be recognized if counterparties failed to completely perform as contracted. Financial instruments that subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign currency exchange contracts. The Company maintains its cash and cash equivalents with institutions with high credit standings. Credit risks with respect to receivables are generally diversified due to the large number of municipalities and other clients composing the Company’s client base and their dispersion across many different geographic areas. The Company performs ongoing credit evaluations of its clients and maintains allowances for potential credit losses.

Property, Equipment, and Improvements—All property, equipment, and improvements, which include amounts recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful life of the asset or its remaining lease term. Estimated useful lives range as follows:

Buildings	10 to 50 years
Furniture and equipment	3 to 10 years
Leasehold improvements	Life of lease (generally 5 to 7 years)

Property and equipment that meet the held for sale classification criteria per ASC 360, Property, Plant, and Equipment, are valued at the lower of their carrying amount or estimated fair value, less cost to sell. If the carrying amount exceeds its estimated fair value, less cost to sell, an impairment loss is recognized. Depreciation expense is not recorded once they are classified as held for sale.

Computer Software Costs—The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software and developing software available for sale. Capitalized computer software costs are included in intangible and other assets in the consolidated balance sheets and are amortized over three to five years. Computer software costs that do not meet capitalization criteria are expensed as incurred.

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down is recorded to reduce the related asset to its estimated fair value.

Goodwill and Intangible Assets—Goodwill is the excess of the purchase price paid over the fair value of the net assets of an acquired business. Following an acquisition, the Company performs an analysis of the value of the acquired company’s tangible and identifiable intangible assets and liabilities. Identifiable intangible assets consist primarily of acquired contracts, noncontractual customer relationships, patents, trademarks or trade names, and technology. Identifiable intangible assets are amortized over their estimated useful lives, which generally range from six to twelve years.

The Company tests goodwill for impairment on an annual basis or when certain events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable in accordance with ASC 350 Intangibles-Goodwill and Other. The performance of the goodwill impairment test involves either a qualitative analysis or a quantitative two-step process. The first step of the goodwill impairment test involves comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company generally determines the implied fair value of its reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill.

Pension Plans—The Company sponsors certain non-U.S. defined benefit pension plans covering certain foreign full-time employees and past employees. A more detailed discussion of the defined benefit pension plans is contained in Note 15, “Retirement and Other Employee Benefit Plans.”

Income Taxes—The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the consolidated financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. A valuation allowance related to deferred income tax assets is recorded when it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Stock-Based Compensation—The Company maintains a long-term incentive compensation program in which discretionary contribution amounts can be paid in cash, stock units, or common stock.

Fair Value of Financial Instruments and Measurements—The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short maturities of these instruments. The carrying amounts of the bank loans payable, notes receivable from shareholders, and stock redemption notes payable to former shareholders approximate fair value because the interest rates are based on established market rates or variable reference rates. The Company uses prices from active over-the-counter markets to determine the fair value of its forward foreign currency exchange contracts. For the fiscal years ended 2015 and 2014, outstanding asset and liability balances measured at fair value were not material to the consolidated financial statements.

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-17, Balance Sheet Classification of Deferred Taxes. The ASU requires entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as noncurrent in a classified balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in a classified balance sheet. Note that netting of DTAs and DTLs by tax jurisdiction is still required under the new guidance. The Company has early adopted this ASU for fiscal year 2015 and implemented it prospectively rather than retrospectively. Refer to Note 13, “Income Taxes”, for further discussion.

In April 2015, the FASB issued ASU No. 2015-04, Compensation-Retirement Benefits (Topic 715):Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. The ASU allows employers with fiscal year ends that do not coincide with a calendar month-end to make an accounting policy election to measure defined benefit plan assets and obligations as of the end of the month closest to their fiscal year ends. Employers that elect to use this practical expedient must do so for all of their defined benefit plans. All employers can elect to remeasure defined plan assets and obligations in interim periods at the closest calendar month-end to an event that triggers the remeasurement. This is effective for fiscal years beginning after December 15, 2016, and the Company is currently evaluating the impacts the ASU has on the consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810):Amendments to the Consolidation Analysis. The ASU changes the analysis that an entity must perform to determine whether it should consolidate certain types of legal entities. These changes (i) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; (ii) eliminate the presumption that a general partner should consolidate a limited partnership; (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related-party relationships; and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The ASU is effective for fiscal years beginning after December 15, 2016 and early adoption is allowed. The Company is evaluating the impacts the ASU has on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) Section A-Summary and Amendments That Create Revenue From Contracts With Customers (Topic 606) and Other Assets and Deferred Costs-Contracts With Customers (Subtopic 340-40). The new standard provides a five-step approach to be applied to all contracts with customers, guidance on costs to obtain, or fulfill a contract with a customer and also requires expanded disclosures about revenue recognition. In August 2015, the FASB approved the deferral of the effective date of the new revenue recognition guidance by one year. This ASU is effective for annual reporting for fiscal years beginning after December 15, 2018 and interim periods beginning after December 15, 2019. The Company is evaluating the impacts the ASU has on the consolidated financial statements.

5.	ACQUISITIONS

2015 Acquisitions—On December 31, 2015, the Company acquired substantially all of the assets of Slayden Construction Group Inc. (Slayden). The transaction was accounted for as a business combination, using the acquisition method of accounting. Slayden provides construction services for projects that range from heavy civil to environmental construction, including renewable energy/hydro, fisheries, dams and river restoration, water reservoirs, water/wastewater treatment plants, transportation, and modernization of public works and commercial buildings. The consideration for the acquisition consisted of a cash payment of $4,696,000 and deferred consideration of $3,000,000. The deferred consideration is to be paid to the sellers if the active projects, in the aggregate, meet the gross profit forecast. We have estimated the fair value of the liability for contingent consideration to be $3,000,000 and it is expected to be paid within one year as the active projects are all one year or less in duration. After completing the reassessment process required by ASC 805, Business Combinations, a $2,234,000 bargain purchase gain was recorded as a reduction of selling, general, and administrative expenses in the consolidated statements of income. The gain was the result of the transaction being a sole source negotiation for which there was no competitive bidding and the seller was motivated to sell. In addition, the price of the acquisition was fixed prior to closing and the fair value of the assets increased during the intervening period.

Slayden’s results of operations since the acquisition date to the end of the fiscal year were not significant and have not been included in the Company’s consolidated statements of income.

The purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. The purchase price allocation is as follows (in thousands):

Current assets	$9,900
Property and equipment	7,101
Intangible assets	671

Total assets acquired	17,672

Current liabilities	(6,890)
Deferred tax liability	(850)

Total liabilities assumed	(7,740)

Net assets acquired	$9,932

On December 16, 2015, the Company purchased 100% interest in Burton & Associates, Inc. (Burton), a Florida corporation. The transaction was accounted for as a business combination, using the acquisition method of accounting. Burton is a financial consulting service provider primarily focused in the U.S. municipal water sector. The consideration for the acquisition consisted of a cash payment of $4,393,000 and two promissory notes totaling $750,000. The Company has not completed its purchase price allocation process and will utilize the measurement period prescribed in ASC 805 to finalize any potential intangible assets to be recorded, which could result in adjustments to the goodwill amount indicated below. The goodwill resulting from the acquisition is primarily attributable to the expertise and reputation of the assembled workforce acquired and the geographic location of the acquiree.

Burton’s results of operations since the acquisition date to the end of the fiscal year were not significant and have not been included in the Company’s consolidated statements of income.

The purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. The purchase price allocation is as follows (in thousands):

Current assets	$491
Property and equipment	9
Goodwill	4,048
Deferred tax asset	670

Total assets acquired	5,218

Current liabilities assumed	(75)

Net assets acquired	$5,143

6.	ACCOUNTS AND OTHER RECEIVABLE

Accounts and other receivable as of fiscal years ended 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Billed	$159,484	$152,512
Unbilled	175,762	189,068
Retention	26,142	21,532
Income taxes receivable	389	7,799
Other	12,522	7,000

Accounts and other receivable—gross	374,299	377,911
Less allowance for doubtful accounts receivable	(5,641)	(6,478)

Accounts and other receivable—net	$368,658	$371,433

No customer accounted for 10% or more of total accounts and other receivable or revenue as of fiscal years ended 2015 and 2014.

As of fiscal years end 2015 and 2014, the Company has included in revenues and accounts receivable approximately $10,100,000 and $10,000,000, respectively, of claims associated with construction contracts.

7.	PROPERTY AND EQUIPMENT

Property and equipment, which includes assets under capital leases, as of fiscal years ended 2015 and 2014, consisted of the following (in thousands):

	2015	2014
Land	$—	$388
Buildings and leasehold improvements	33,781	30,398
Furniture and equipment	61,708	61,832

Property and equipment—gross	95,489	92,618
Less accumulated depreciation and amortization	(58,574)	(66,725)
Land and buildings held for sale—net	1,667	—

Property and equipment—net	$38,582	$25,893

Depreciation expense was $8,702,000 and $9,704,000 for the fiscal years ended 2015 and 2014, respectively.

8.	GOODWILL

The changes in the carrying value of goodwill for the fiscal years ended 2015 and 2014 were as follows (in thousands):

Goodwill as of January 3, 2014	$82,933
Foreign currency translation	(2,755)

Goodwill as of January 2, 2015	80,178
Acquisitions	4,048
Dispositions	(84)
Foreign currency translation	(2,770)

Goodwill as of January 1, 2016	$81,372

9.	INTANGIBLE AND OTHER ASSETS

Intangible and other assets as of fiscal years ended 2015 and 2014 consisted of the following (in thousands):

	2015	2014
Computer software	$44,957	$42,636
Less accumulated amortization	(33,526)	(32,362)

Computer software—net	11,431	10,274

Other intangible assets	36,043	37,276
Less accumulated amortization	(18,324)	(16,156)

Other intangible assets—net	17,719	21,120

Investments in unconsolidated joint ventures	5,351	6,838

Other assets	12,732	10,395

Total intangible and other assets—net	$47,233	$48,627

Amortization of capitalized costs of computer software is computed using the straight-line method over the assets’ estimated useful lives. Amortization expense for computer software was $4,778,000 and $4,695,000 for the fiscal years ended 2015 and 2014, respectively.

Other intangible assets, which consist primarily of acquired contracts, noncontractual customer relationships, patents, trademarks or trade names, and technology, are being amortized over their expected useful lives. Included in other intangible assets is $460,000 for a trade name and $211,000 for contracts associated with the Slayden acquisition (refer to Note 5, “Acquisitions”). Amortization expense for other intangible assets was $3,277,000 and $3,638,000 for the fiscal years ended 2015 and 2014, respectively.

The estimated future amortization expense for other intangible assets is as follows (in thousands):

2016	$3,352
2017	3,118
2018	3,112
2019	3,042
2020	2,936
Thereafter	1,319

Total future amortization expense	16,879
Indefinite lived intangible asset	840

Total other intangible assets—net	$17,719

10.	JOINT VENTURES

Consolidated and Proportionately Consolidated Joint Ventures—For certain foreign construction joint ventures that are accounted for using the proportionate consolidation method, the Company’s proportionate share of each joint venture’s assets, liabilities, revenue, and expenses are included in the appropriate classifications in the accompanying consolidated financial statements. The assets of consolidated and proportionately consolidated joint ventures are restricted for use only by the respective joint ventures themselves and are not available for the Company’s general operations.

Unconsolidated Joint Ventures—The Company accounts for the majority of its unconsolidated joint ventures using the equity method of accounting. Under this method, the proportionate share of the net earnings of these joint ventures is recognized as equity in earnings of unconsolidated joint ventures in the Company’s consolidated statements of income. For the fiscal years ended 2015 and 2014, the Company reported $360,000 and $2,196,000, respectively, of equity in earnings of unconsolidated joint ventures. The maximum exposure to loss as a result of the Company’s investments in unconsolidated joint ventures is typically limited to the aggregate of the carrying value of the investment. Future funding commitments for unconsolidated joint ventures are immaterial.

The unaudited aggregate revenue and direct costs of the unconsolidated joint ventures were $74,766,000 and $69,991,000 for the fiscal year ended 2015, respectively, and $79,568,000 and $75,564,000 for the fiscal year ended 2014, respectively. The unaudited aggregate carrying values of the assets and liabilities of the unconsolidated joint ventures were $76,697,000 and $16,278,000, respectively, as of fiscal year ended 2015, and $63,283,000 and $41,292,000, respectively, as of fiscal year ended 2014.

In certain circumstances, the Company is jointly and severally liable for the performance of the related contracts to the extent the joint venture partners are unable to execute on the contracts.

Variable-Interest Entities—Of our joint ventures that are consolidated because we are the primary beneficiary, the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. Further, the Company has the power to direct to the activities that most significantly affect the VIE’s economic performance and they have the obligation to absorb losses or the right to receive benefits from that VIE that could potentially be significant to that VIE. The aggregated results of operations from these VIEs is immaterial for separate presentation on the face of the consolidated financial statements or disclosure herein.

Substantially all of the Company’s joint ventures that are VIEs in which the Company is not the primary beneficiary are pass-through entities for client invoicing purposes. As such, these are VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional financial support. However, because these entities are set up for invoicing purposes, they have an immaterial amount of assets, liabilities, revenues, and expenses and their results are not material to the Company’s overall financial position. As such, they are not disclosed herein.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	January 1, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Deferred compensation plan assets(1)	$9,122	$—	$9,122
Forward foreign currency contract assets	364	364	—

Total assets	$9,486	$364	$9,122

Deferred compensation plan liability(1)	$12,993	$—	$12,993
Forward foreign currency contract liabilities	20	20	—

Total liabilities	$13,013	$20	$12,993

	January 2, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash in money market funds	$2,258	$2,258	$—
Deferred compensation plan assets(1)	9,477	—	9,477
Forward foreign currency contract assets	382	382	—

Total assets	$12,117	$2,640	$9,477

Deferred compensation plan liability(1)	$13,374	$—	$13,374
Forward foreign currency contract liabilities	1,433	1,433	—

Total liabilities	$14,807	$1,433	$13,374

(1)	The Company maintains a participant-directed, nonqualified deferred compensation plan for eligible highly compensated employees with investments in Company-owned life insurance and other assets held in a rabbi trust established to provide a source of funds for the plan on a tax-deferred basis. Deferred compensation plan investments in Company-owned life insurance are reflected at cash surrender value, which approximates fair value. Fair values of other deferred compensation plan assets and liabilities are valued using quoted market prices.

There were no significant transfers between levels during the fiscal years ended 2015 and 2014.

12.	OTHER ACCRUED EXPENSES

Other accrued expenses as of fiscal years ended 2015 and 2014 consisted of the following (in thousands):

	2015	2014
Advances from clients	$8,653	$11,795
Deferred rent	8,976	7,472
Claims provisions	2,247	11,480
Sales/use and value-added taxes payable	7,633	7,260
Stock repurchase liability	2,756	1,803
Contingent acquisition consideration (Note 5)	3,000	—
Future loss provisions	708	932
Other	17,551	22,466

Total other accrued expenses	$51,524	$63,208

13.	INCOME TAXES

Domestic and foreign components of income before income taxes and noncontrolling interest in earnings of consolidated subsidiaries for the fiscal years ended 2015 and 2014 are as follows (in thousands):

	2015	2014
Domestic income	$31,893	$15,869
Foreign income	21,649	38,258

Income before income taxes and noncontrolling interest	$53,542	$54,127

The provision for income taxes consists of the following (in thousands):

	2015	2014
Current income tax expense:
Federal	$11,964	$1,661
State	906	1,799
Foreign	6,589	16,750

Total current income tax expense	19,459	20,210

Deferred income tax benefit:
Federal	(563)	(2,480)
State	(523)	(62)
Foreign	(744)	(731)

Total deferred income tax benefit	(1,830)	(3,273)

Total provision for income taxes	$17,629	$16,937

Deferred income taxes are provided for temporary differences between the financial reporting basis and the income tax basis of the Company’s assets and liabilities. Temporary differences that give rise to deferred income tax assets and liabilities are as follows (in thousands):

	2015	2014
Accrual-to-cash adjustments	$6,769	$11,914
Other	502	599
Intangible assets	3,529	4,025

Total deferred tax liabilities	10,800	16,538

Depreciation and intangible assets	3,848	5,934
Net operating loss carryforwards	14,369	10,016
Foreign tax and other credits carryforward	3,257	7,734
Post-retirement benefits	6,856	9,886
Deferred compensation	15,208	13,445
Accrued expenses	4,149	5,059
Reserves	1,457	3,038
Other	5,396	7,030

Total deferred tax assets	54,540	62,142

Net deferred tax asset before valuation allowance	43,740	45,604
Valuation allowance	(7,470)	(8,997)

Net deferred tax asset after valuation allowance	$36,270	$36,607

Balance sheet classification of deferred taxes:
Net current deferred income tax asset	$—	$3,959
Net current deferred income tax liability	—	(12,151)
Net noncurrent deferred income tax asset	38,675	48,144
Net noncurrent deferred income tax liability	(2,405)	(3,345)

Net deferred tax asset after valuation allowance	$36,270	$36,607

As indicated in Note 4, “Recently Issued Accounting Pronouncements,” the Company early adopted ASU No. 2015-17. All DTAs and DTLs, along with any related valuation allowance, have been classified as noncurrent in the consolidated balance sheet for the fiscal year ended January 1, 2016. The guidance has been adopted prospectively and prior periods were not retrospectively adjusted.

As of fiscal year ended 2015, the Company’s federal and foreign net operating loss carryforwards for income tax purposes were $2,937,000 and $50,382,000, respectively. If not utilized, the federal net operating loss will begin to expire in fiscal year ended 2028 and the foreign net operating loss carryforwards will begin to expire in fiscal year ended 2016.

As of fiscal year ended 2015, the Company’s tax credit carryforwards for income tax purposes were approximately $3,257,000. The tax credit carryforwards will begin to expire in fiscal year ended 2020.

ASC 740, Income Taxes, requires that deferred tax assets be reduced by a valuation allowance to the amount that is more likely than not to be realized. The above valuation allowances relate primarily to foreign net operating loss carryforwards and other deferred income tax assets held by certain foreign subsidiaries with tax loss carryforwards. The decrease of $1,527,000 in valuation allowances in the fiscal year ended 2015 was primarily due to foreign currency fluctuations, the write-off of carryforward losses associated with the dissolution of a Belgian entity, and the adjustment of carryforward losses related to certain Hong Kong entities.

Reconciliation between the Company’s effective tax rate and the U.S. statutory federal income tax rate on income for the fiscal years ended 2015 and 2014 is as follows:

	2015	2014
Federal income tax rate	35.0%	35.0%
State taxes—net of federal benefit	3.6	3.1
Differences between domestic rate and foreign tax rates	(4.1)	(5.2)
Credits and other carryforward benefits	(23.7)	(17.3)
Other adjustments	6.0	(2.9)
Permanent items	6.0	8.8
Withholding and foreign taxes	10.1	9.8

Effective tax rate	32.9%	31.3%

The Company’s consolidated financial statements as of fiscal years ended 2015 and 2014 include accumulated undistributed earnings of foreign subsidiaries of $328,883,000 and $312,989,000, respectively. The Company intends to reinvest the remaining undistributed earnings of foreign subsidiaries indefinitely and, therefore, has not provided for U.S. income taxes thereon. It is not practical to estimate the amount of deferred income tax liability related to earnings of these foreign subsidiaries.

The Company had approximately $11,674,000 and $11,286,000 of unrecognized tax benefits as of fiscal years ended 2015 and 2014, respectively. The increase in unrecognized tax benefits is primarily due to incremental U.S. and California research credits unrecognized benefits, partially offset by release of foreign withholding tax reserves, foreign currency exchange rate fluctuations, and lapse of statute of limitation.

The Company accrues interest and penalties associated with unrecognized tax benefits in income tax expense. As of fiscal years ended 2015 and 2014, the Company had approximately $1,497,000 and $1,485,000, respectively, of accrued interest related to uncertain tax positions. As of fiscal years ended 2015 and 2014, the Company had no accrued penalties related to uncertain tax positions.

The Company has taken positions in certain taxing jurisdictions for which it is reasonably possible that the total amounts of unrecognized tax benefits may significantly decrease within the next 12 months. The possible decrease could result from the lapse of the applicable statute of limitations for unrecognized tax benefits and from audit settlements and the estimated impact on the consolidated statements of income is approximately $958,000 and $1,309,000, respectively.

The Company and its subsidiaries are subject to federal taxation in the United States, as well as subject to taxation in various U.S. states and in foreign jurisdictions. The Company’s significant foreign jurisdictions include Australia, the Netherlands, New Zealand, and the United Kingdom (U.K). The Company is currently under examination by various U.S. state taxing authorities, as well as by federal taxing authorities in the U.S., New Zealand, Ethiopia, and India. As of fiscal year ended 2015, the Company is no longer subject to U.S. federal examinations for the fiscal years ended before 2009, but fiscal years 2009 and 2010 are only open with respect to a refund claim. The Company is no longer subject to state, local, or foreign examinations by tax authorities in significant tax jurisdictions for the fiscal years ended before 2010.

14.	LONG-TERM DEBT

Borrowings as of fiscal years ended 2015 and 2014 consisted of the following (in thousands):

	2015	2014
Primary bank loans payable	$53,000	$33,000
Stock redemption notes	17,002	9,919
Other obligations	822	128

Total debt	70,824	43,047
Current portion of long-term debt	(5,479)	(4,171)

Total long-term debt	$65,345	$38,876

Primary Bank Loans Payable—The Company maintains a primary lending agreement with a syndicate of both domestic and foreign banks that was entered into on October 17, 2011, which provides for total maximum borrowings of $200,000,000, including outstanding letters of credit. The Company had $53,000,000 and $33,000,000 in outstanding borrowings under the primary lending agreement as of fiscal years ended 2015 and 2014, respectively. As of fiscal years ended 2015 and 2014, outstanding letters of credit and bank guarantees aggregated $36,046,000 and $39,945,000, respectively.

Under the terms of the primary lending agreement, the Company has the option of borrowing in U.S. dollars or certain other currencies. The Company can borrow funds in U.S. dollars using either a base rate or an offshore rate. The cost of borrowing in other currencies is determined by an offshore rate. Interest on base rate loans is calculated as the highest of 0.5% per annum above the federal funds’ rate, the reference rate announced by Bank of America, which was 3.50% per annum as of fiscal year ended 2015 and 3.25% per annum as of fiscal year ended 2014, plus a spread that varies with the Company’s leverage, and the Eurocurrency Rate, plus 1.25%. As of fiscal year ended 2015, the interest rate on base rate loans was 3.50%. Interest on offshore rate loans is based on the average British Bankers’ Association London InterBank Offered Rate (LIBOR) for deposits in the currency requested, plus a spread that varies with the Company’s leverage. As of fiscal year ended 2015, there was $39,000,000 of offshore rate loans and $14,000,000 of base rate loans outstanding. As of fiscal year ended 2014, there was $24,000,000 of offshore rate loans outstanding and $9,000,000 of base rate loans outstanding.

Interest on base rate loans is payable quarterly, while interest on committed loans that have a set maturity date is payable at the maturity of the committed loan. The primary lending agreement requires the Company to maintain certain financial ratios. The primary lending agreement restricts certain kinds of investments, additional indebtedness, and the payment of cash dividends. The primary lending agreement expires on October 29, 2020. In fiscal year 2015 and 2014, the Company remained in compliance with the financial covenants related to this primary lending agreement.

The primary lending agreement is collateralized by the domestic accounts receivable of the Company and is senior to all other secured and unsecured debt of the Company.

Stock Redemption Notes—Stock redemption notes arise from the repurchase of shares from shareholders. These notes bear interest at prime, with each note’s interest being reset on the anniversary date of the note to the then prime rate. The notes are payable in monthly or annual installments through 2020.

Other Obligations—As of fiscal year ended 2015, other obligations consisted of other notes payable issued as consideration for an acquisition and capitalized leases payable through 2018. The capitalized lease obligations primarily represent payments for computer and communications equipment.

Aggregate maturities of debt, including capitalized lease obligations, for fiscal years 2016 through 2020 are as follows (in thousands):

2016	$5,480
2017	4,121
2018	3,376
2019	2,618
2020	55,233

Total debt, including imputed interest	70,828
Amount representing imputed interest on capitalized leases ($ 1 for 2016)	(4)

Total debt	$70,824

15.	RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans—The Company sponsors certain foreign defined benefit pension plans (the “Plans”) covering foreign full-time employees and past employees. The benefits for the Plans are based on final compensation and years of service as defined within the provisions of the Plans. The assets of the Plans are maintained with custodians and consist principally of certain investment contracts.

The Company has recognized a liability for the underfunded status of the Plans in the consolidated financial statements in compliance with the recognition provisions of ASC 715, Compensation—Retirement Benefits. The Company has historically measured the Plans’ assets and benefit obligations as of the consolidated balance sheet date.

Obligations and Funded Status—The information regarding the Plans as of and for the fiscal years ended 2015 and 2014 is as follows (in thousands, except for weighted-average assumptions):

	2015	2014
Projected benefit obligation—fiscal year end	$(217,077)	$(245,617)
Fair value of plan assets—fiscal year end	191,679	207,076

Funded status	$(25,398)	$(38,541)

Amounts recognized in the consolidated balance sheets—noncurrent liability	(25,398)	(38,541)

Amount recognized—net	$(25,398)	$(38,541)

Accumulated benefit obligation	$(216,614)	$(245,302)

Employer contribution	$9,807	$11,376

Participant contributions	$—	$—

Benefits paid	$(12,709)	$(10,968)
Periodic benefit cost—net	$2,486	$2,189

Amounts recognized in accumulated other comprehensive loss consisting of actuarial losses	$52,258	$59,362

Weighted-average assumptions—end of fiscal year:
Discount rate	3.79%	3.50%
Expected return on plan assets	4.82%	5.21%
Rate of compensation increase	3.53%	3.77%
Measurement date	January 1, 2016	January 2, 2015

The amount in accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit cost in fiscal year 2016 is $2,704,000, which consists primarily of actuarial losses. The amounts in accumulated other comprehensive loss in the consolidated balance sheets, excluding tax effects, that have not yet been recognized as a component of net periodic benefit cost as of fiscal years ended 2015 and 2014, consist substantially of actuarial losses.

Long-Term Expected Return on Assets (EROA) Assumption—The Company develops the long-term EROA assumptions annually with input from the Company’s actuaries. Each EROA amounts are derived from current gilt, bond yields, equities, and property. Stock market returns in well-established global equity markets are expected to outperform the yields on U.K. government debt by a margin of 4% per annum or more in the long run, and such anticipated outperformance has been taken into account in deriving the overall expected return assumption. The EROA is highly subjective and some movement can be expected each year.

Plans Assets—The Company’s investment policy for its pension plans is to balance risk and return. To accomplish this goal, approximately 49% of the Plans’ assets (Level 2 below) are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the Plans’ assets, which is not dependent on stock market fluctuations, to reflect the long-term performance of the investment. Approximately, the other 51% of the Plans’ assets (Level 1 below) are invested in mutual funds.

The Company’s pension plan asset allocation invested in insurance contracts and mutual funds as of fiscal years ended 2015 and 2014 is as follows:

	2015	2014
Cash and cash equivalents	14%	11%
Equity securities	58	45
Debt securities	17	33
Real estate	11	11

	100%	100%

The fair value of the Company’s pension plan assets invested in insurance contracts and mutual funds as of fiscal years ended 2015 and 2014 is as follows (in thousands):

	January 1, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$27,274	$4,459	$22,815
Equity securities	111,742	68,939	42,803
Debt securities	32,005	15,505	16,500
Real estate	20,658	8,495	12,163

Total	$191,679	$97,398	$94,281

	January 2, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$22,401	$4,365	$18,036
Equity securities	92,837	42,141	50,696
Debt securities	67,786	45,372	22,414
Real estate	23,693	8,111	15,582
Others	358	358	—

Total	$207,075	$100,347	$106,728

Plans Contributions—The Company expects to contribute $9,656,000 to the Plans during its 2016 fiscal year.

Estimated Future Benefit Payments—The estimated future benefit payments for the Plans are as follows (in thousands):

2016	$9,830
2017	9,797
2018	7,002
2019	7,688
2020	7,137
2021–2025	41,073

Defined Contribution Plans:

Defined Contribution Plan (Foreign)—The Company maintains certain foreign defined contribution plans covering full-time foreign employees. Contributions to foreign defined contribution plans are based upon each eligible employee’s age and salary. For the fiscal years ended 2015 and 2014, the Company’s contributions to foreign defined contribution plans were $12,320,000 and $15,124,000, respectively.

Profit-Sharing Defined Contribution Plan (Domestic)—The Company maintains a profit-sharing defined contribution plan covering substantially all domestic employees. Contributions for this profit-sharing defined contribution plan are based upon a variable percentage of each eligible employee’s base salary and are limited to annual compensation limit as defined by Internal Revenue Code Section 415. The percentage is based upon each eligible employee’s age and years of participation in the profit-sharing defined contribution plan. Profit-sharing contributions are 100% vested up to the first 3% of base compensation. Profit-sharing contributions above 3% of base compensation are vested in a phased manner, with 25% of the contribution vested at the end of three years of service, 50% vested at the end of four years of service, and full vesting at the end of five years of service. A year of service for the purpose of vesting is one in which an employee is credited with a minimum of 1,000 hours of service. The profit-sharing contribution is made in the form of either cash, Company common stock, or both. For the fiscal years ended 2015 and 2014, the Company contributed $860,000 and $2,823,000, respectively, of its common stock to the profit-sharing defined contribution plan. Total expense related to the profit-sharing defined contribution plan for the fiscal years ended 2015 and 2014 was $11,474,000 and $10,703,000, respectively.

Supplemental Executive Retirement Plan (Domestic)—The Company maintains a supplemental retirement plan for certain officers and highly compensated domestic employees who also participate in the profit-sharing defined contribution plan discussed above. Contributions to the supplemental executive retirement plan are equal to profit-sharing contributions to employees in excess of contribution limits for the domestic profit-sharing defined contribution plan discussed above. Interest is earned at a rate of 9.5% per year. The Company’s unfunded liability in the supplemental executive retirement plan was $5,762,000 and $5,586,000 as of fiscal years ended 2015 and 2014, respectively.

Deferred Compensation Plan—The Company also maintains a deferred compensation plan for officers and certain highly compensated domestic employees. Under the deferred compensation plan, participants may defer compensation on a pretax basis until they leave the Company or otherwise qualify for a distribution. The Company, in its sole discretion, may also contribute to participants’ accounts. The deferred compensation plan is partially funded, although the participants are unsecured general creditors of the Company. The Company’s liability to participants is based on the amount of salary deferred and the performance of various benchmark funds. If the Company were to agree to repurchase all outstanding stock units (see Note 17, “Shareholders Equity” below), the Company’s total liability under the deferred compensation plan would be $44,314,000 and $40,213,000 as of fiscal years ended 2015 and 2014, respectively. Excluding the fair market value of investments in stock units, the liability is $12,993,000 and $13,374,000 as of fiscal years ended 2015 and 2014, respectively. Compensation expense related to the deferred compensation plan was $4,707,000 and $4,769,000 for the fiscal years ended 2015 and 2014, respectively.

Long-Term Incentive Plan (LTIP)—The Company has established a LTIP to reward certain executives. The board of directors approves the employees that are eligible to participate in the LTIP in any program year and a new grant is established each year. Under the 2015 and 2014 grants, eligible participants were awarded stock units and stock appreciation rights that vest over a period of three years. Compensation expense related to awards under the LTIP amounted to $3,347,000 and $1,247,000 for the fiscal years ended 2015 and 2014, respectively.

16.	FOREIGN EXCHANGE LOSSES

Net realized and unrealized foreign exchange losses reflected as a component of direct costs of contracts, a component of interest and other income, or a component of selling, general, and administrative expenses in the consolidated statements of income for the fiscal years ended 2015 and 2014 were $902,000 and $219,000, respectively.

17.	SHAREHOLDERS’ EQUITY

The Company’s articles of incorporation include provisions with respect to the issuance, transferability, and right to hold common stock. In short, these provisions restrict acquisition and continued ownership of the Company’s stock to employees of the Company, as well as restricting the quantity of stock allowed to be owned or acquired by a shareholder. The Company has the option, but not the obligation, to purchase shares of stock owned by a shareholder under conditions set forth in the articles of incorporation. New shareholders are approved annually by the board of directors and employees acquire shares in the Company either by direct purchase or as part of an incentive bonus program. The price per share for issuances or repurchases is determined by the Company’s board of directors in accordance with a formula prescribed by the Company’s articles of incorporation.

The Company provides participants in the deferred compensation plan the opportunity to invest future deferrals in stock units. The Company may also contribute stock units to a participant’s account. Each unit is convertible into one share of common stock when the participant is no longer eligible to participate in the deferred compensation plan or no longer meets the requirements for owning stock set forth in the Company’s articles of incorporation. Stock units are not shares of stock, but are economically equivalent to shares for the purposes of determining the price per share in accordance with the formula.

Changes in stock units outstanding were as follows (dollars in thousands):

	Units	Dollars
Stock units—January 3, 2014	106,124	$14,617
Stock units issued	18,076	3,952
Stock units converted to common stock	(6,192)	(1,309)

Stock units—January 2, 2015	118,008	17,260
Stock units issued	16,552	3,963
Stock units converted to common stock	(8,378)	(1,442)

Stock units—January 1, 2016	126,182	$19,781

18.	NOTES RECEIVABLE FROM SHAREHOLDERS

Notes receivable, either three-year or five-year recourse notes received from employees in exchange for Company stock, totaled $16,628,000 and $16,973,000 as of fiscal years ended 2015 and 2014, respectively. These recourse notes from employees bear interest rates of 3% per annum.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the components of accumulated other comprehensive income (loss) (AOCI), net of tax, for the fiscal years ended 2015 and 2014 were as follows (in thousands):

	Defined Benefit Pension Items	Foreign Currency Items	Accumulated Other Comprehensive Income (Loss)
As of January 3, 2014	$(28,821)	$(4,272)	$(33,093)

Other comprehensive income (loss) before reclassifications	(17,204)	(17,035)	(34,239)
Amounts reclassified out of AOCI	1,309	(129)	1,180

Net current period other comprehensive loss	(15,895)	(17,164)	(33,059)

As of January 2, 2015	(44,716)	(21,436)	(66,152)

Other comprehensive income (loss) before reclassifications	3,326	(19,173)	(15,847)
Amounts reclassified out of AOCI	2,369	54	2,423

Net current period other comprehensive income (loss)	5,695	(19,119)	(13,424)

As of January 1, 2016	$(39,021)	$(40,555)	$(79,576)

Reclassification from AOCI to income for the fiscal years ended 2015 and 2014 was as follows (in thousands):

	2015	2014
Amortization of actuarial loss(1)	$(3,018)	$(1,668)
Taxes(2)	649	359

Actuarial losses—net of tax benefit	$(2,369)	$(1,309)

Foreign currency translation adjustment(3)	$(82)	$184
Taxes(4)	28	(55)

Foreign currency translation adjustment—net of tax provision	$(54)	$129

(1)	This component of AOCI is included in the computation of net periodic pension cost and is reclassified into selling, general, and administrative expenses. See Note 15, “Retirement and Other Employee Benefit Plans,” for additional details.
(2)	The tax rate utilized is U.K.’s statutory tax rate for each respective year, 21.5% for both 2015 and 2014.
(3)	This component of AOCI is reclassified into selling, general, and administrative expenses.
(4)	For 2015, the tax rate utilized is Belgium’s statutory tax rate of 34%. For 2014, the tax rate utilized is Peru’s statutory tax rate of 30%.

20.	COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, and other sources are recorded when it is probable that a liability has been incurred and the amount of the claim, assessment, or damages can be reasonably estimated.

Litigation—In the normal course of business, the Company’s business is such that the Company is involved in a variety of claims and disputes that are associated with the performance of its services. In addition to the usual liabilities of contractors for performance and completion of contracts, including letters of credit supporting performance guarantees, the Company is involved in various lawsuits, claims, and inquiries. The Company maintains insurance coverage of varying amounts for such matters, subject to certain self-insured retentions. As a result, the Company may be subject to a range of liabilities for which it is only partially insured or completely uninsured. Damages assessed in connection with, and the costs of defending, such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, management believes that its current level of insurance coverage is generally adequate to cover the Company’s liabilities, if any, with regard to such actions. Management also believes it has recorded adequate accruals for known lawsuits and claims. Such accruals do not include an estimate of future legal fees to be incurred in connection with the resolution of the claims, lawsuits, and related contingencies. It is the opinion of management, based on advice of legal counsel, that these matters will not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

Operating Leases—The Company’s principal lease agreements, primarily for office facilities, are noncancelable operating leases that provide for future minimum rentals as follows (in thousands):

2016	$28,984
2017	22,669
2018	17,424
2019	11,722
2020	7,574
Thereafter	16,994

Total	$105,367

Rental expense included in the consolidated statements of income was $38,111,000 and $36,782,000 for the fiscal years ended 2015 and 2014, respectively. The Company recognizes rental expense, inclusive of landlord concessions and tenant allowances, over the lease term on a straight-line basis. The Company also recognizes rental expense on a straight-line basis for leases containing fixed escalation clauses and rent-free periods.

Guarantees—In the ordinary course of business, the Company enters into various agreements as part of certain unconsolidated subsidiaries, joint ventures, and other jointly executed contracts where the Company is jointly and severally liable. The Company enters into these agreements primarily to support the project execution commitments of these entities. The potential payment amount of an outstanding performance guarantee is typically the remaining cost of work to be performed by, or on behalf of, third parties under engineering and construction contracts. However, the Company is not able to estimate other amounts that may be required to be paid in excess of estimated costs to complete contracts and, therefore, the total potential payment amount under the Company’s outstanding guarantees cannot be estimated.

The Company has also guaranteed certain liabilities owed by employees and shareholders related to Company’s shares of stock issued in connection with one of the Company’s acquisitions. For the fiscal years ended 2015 and 2014, these guarantees were $407,000 and $460,000, respectively.

Commercial Commitments—The Company maintains a variety of commercial commitments that are generally made available to provide support for various provisions in its engineering and construction contracts. Letters of credit are provided to clients in the ordinary course of the contracting business in lieu of retention for performance and completion guarantees.

Insurance Reserves—The Company maintains professional liability insurance programs with self-insured retention for the initial layer of professional liability claims and a deductible for each claim even after exceeding the self-insured retention. The Company also maintains other business insurance programs, which cover workers’ compensation, business automobile, and commercial general liability claims. The Company records accruals for estimated losses for each potential claim in consultation with legal counsel for specific matters, and such accruals are based on historic trends, taking into account recent events. The Company adjusts its business insurance reserves, if necessary, in the event current or future loss experience differs from historical loss patterns. Insurance reserves are included in other accrued expenses in the consolidated balance sheets.

The Company maintains certain self-insured health benefits plans covering substantially all domestic employees, which provide medical benefits to employees, their spouses, and families electing coverage under the health benefits plans. The Company maintains a self-insured medical benefits reserve for incurred but not reported medical claims and claim development. The self-insured medical benefits reserve is an estimate based on historical experience and other assumptions, some of which are subjective. The Company adjusts its self-insured medical benefits reserve as the Company’s loss experience changes due to medical inflation and changes in the number of participants in its health benefits plans.

21.	SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, subsequent events were evaluated through March 21, 2016, the date on which the consolidated financial statements were available to be issued.

All appropriate disclosures of subsequent events have been made within the notes to consolidated financial statements as of and for the fiscal years ended January 1, 2016, and January 2, 2015.

22.	CASH FLOW INFORMATION

Cash payments of interest totaling $1,565,000 and $1,582,000 were made during the fiscal years ended 2015 and 2014, respectively. Income taxes paid during the fiscal years ended 2015 and 2014 were $14,792,000 and $10,691,000, respectively.

Supplemental information of noncash investing and financing activities for the fiscal years ended 2015 and 2014 is as follows (in thousands):

Capital lease obligations	$54	$18
Capitalization of tenant improvement allowances	5,052	1,683
Notes receivable issued upon sale of common stock	7,673	8,526
Notes payable issued and accruals for the redemption of common stock	13,462	1,918
Notes receivable canceled upon redemption of common stock	1,815	1,728
Issuance of common stock for bonuses	5,319	6,159
Issuance of common stock to settle the defined profit-sharing contribution plan obligation	860	2,823
Issuance of common stock for business acquisition	76	—
Issuance of stock units	3,962	3,952
Unfunded pension obligation—net of deferred income taxes	5,695	(15,895)
Stock units converted to common stock	(1,442)	(1,309)

* * * * * *

STANTEC INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC.

UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2015

					Pro Forma
	Stantec	MWH	Pro Forma		Consolidated
	IFRS	IFRS	Adjustments		IFRS
	$	$	$		$
(in thousands of Canadian dollars)		(note 3)	(note 4)
ASSETS
Current
Cash and cash equivalents	67,342	94,779			162,121
Cash in escrow	8,646	—			8,646
Trade and other receivables	570,577	248,854			819,431
Unbilled revenue	228,970	243,255			472,225
Income taxes recoverable	19,727	—	4,841	(h)	24,568
Prepaid expenses	29,022	27,722			56,744
Other financial assets	27,108	—			27,108

Total current assets	951,392	614,610	4,841		1,570,843

Non-current
Property and equipment	158,085	53,397			211,482
Goodwill	966,480	112,619	607,571	(g)	1,686,670
Intangible assets	138,079	40,344	253,813	(a)	432,236
Investments in joint ventures and associates	4,467	7,406			11,873
Deferred tax assets	11,254	53,526	(485	)(d),(e),(f),(h)	64,295
Other financial assets	112,122	35,735	(1,702	)(b)	146,155

Total assets	2,341,879	917,637	864,038		4,123,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	352,199	328,821			681,020
Billings in excess of costs	109,159	102,794			211,953
Long-term debt	133,055	7,583			140,638
Provisions	22,878	—			22,878
Other financial liabilities	2,601	16,147			18,748
Other liabilities	12,162	12,423	(12,423	)(c)	12,162

Total current liabilities	632,054	467,768	(12,423)		1,087,399
Non-current
Long-term debt	232,301	90,437	600,065	(f)	922,803
Provisions	62,572	—			62,572
Deferred tax liabilities	21,256	3,329	74,541	(d)	99,126
Other financial liabilities	2,748	68,624			71,372
Other liabilities	67,688	26,690	(13,501	)(c)	80,877

Total liabilities	1,018,619	656,848	648,682		2,324,149

Shareholders’ equity
Share capital	289,118	21	508,875	(e)	797,993
			(21	)(g)
Stock units		27,377	(27,377	)(g)	—
Contributed surplus	15,788	146,138	(146,138	)(g)	15,788
Retained earnings	852,725	219,675	(219,675	)(g)	819,271
			(33,454	)(h)
Accumulated other comprehensive income	165,629	(110,133)	110,133	(g)	165,629
Notes receivable from shareholders		(23,013)	23,013	(g)	—

Total shareholders’ equity attributable to the company	1,323,260	260,065	215,356		1,798,681
Noncontrolling interests		724			724

Total equity	1,323,260	260,789	215,356		1,799,405

Total liabilities and equity	2,341,879	917,637	864,038		4,123,554

See accompanying notes to unaudited pro forma consolidated financial statements.

STANTEC INC.

UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2015

					Pro Forma
	Stantec	MWH	Pro Forma		Consolidated
	IFRS	IFRS	Adjustments		IFRS
	$	$	$		$
(in thousands of Canadian dollars)		(note 3)	(note 4)
Gross revenue	2,877,245	1,685,618			4,562,863
Less subconsultant and other direct expenses	503,562	717,389			1,220,951

Net revenue	2,373,683	968,229			3,341,912
Direct payroll costs	1,081,088	451,692			1,532,780

Gross margin	1,292,595	516,537			1,809,132
Administrative and marketing expenses	988,571	432,712			1,421,283
Depreciation of property and equipment	45,880	11,127			57,007
Amortization of intangible assets	37,853	10,300	44,581	(i)	92,734
Net interest expense	10,929	1,174	23,742	(j)	35,845
Other net finance expense (income)	3,308	—			3,308
Share of income from joint ventures and associates	(2,048)	(460)			(2,508)
Foreign exchange gain	(273)	—			(273)
Other income	(3,232)	(6,780)			(10,012)

Income before income taxes	211,607	68,464	(68,323)		211,748

Income taxes
Current	61,527	24,882	(6,196)		80,213
Deferred	(6,298)	(2,340)	(11,350)		(19,988)

Total income taxes	55,229	22,542	(17,546	)(k)	60,225

Net income	156,378	45,922	(50,777)		151,523
Net income attributable to noncontrolling interests	—	1,224			1,224

Net income for the year	156,378	44,698	(50,777)		150,299

Earnings per share
Basic	1.66				1.35
Diluted	1.65				1.34

Weighted average shares—basic	94,143,455		17,360,000	(l)	111,503,455
Weighted average shares—diluted	94,593,935		17,360,000	(l)	111,953,935

See accompanying notes to unaudited pro forma consolidated financial statements.

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

1.	Proposed Acquisition of MWH Global, Inc.

Stantec Inc. (Stantec) entered into a definitive merger agreement (the “Acquisition Agreement”) to acquire all of the outstanding common stock of MWH Global, Inc., and Subsidiaries (MWH) (the “Acquisition”). The Acquisition is to be accounted for as a purchase by Stantec. Pursuant to the Acquisition Agreement, Stantec has agreed to purchase MWH for an aggregate purchase price of US$792.6 million. Each stock unit and stock appreciation right of MWH outstanding immediately prior to the close of the Acquisition will become fully vested in the form of MWH’s common stock. All notes receivable from MWH’s shareholders (US$16.6 million) and the strike price related to all outstanding stock appreciation rights (US$12.0 million) will be offset against and reduce the per share acquisition consideration payable to such shareholders. Headquartered in Broomfield, Colorado, MWH is an engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services particularly in the water, renewable energy, and sustainability sectors.

Stantec will finance the Acquisition through the net proceeds of (i) a public offering of 17,360,000 subscription receipts (the “Subscription Receipts”) contemplated by this prospectus (the “Offering”), and (ii) funds drawn from the new credit facilities to be provided by Canadian Imperial Bank of Commerce, as administrative agent, for a syndicate of financial institutions, consisting of a secured revolving credit facility in the maximum amount of $800 million (the “New Revolving Credit Facility”) and term loans consisting of three tranches, each in the maximum principal amounts of $150 million, for a total of $450 million (the “New Term Credit Facility”, and together with the New Revolving Credit Facility, the “New Credit Facilities”).

2.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, based on the historical financial statements of Stantec and MWH for the years ended December 31, 2015 and January 1, 2016, respectively, adjusted to give effect to the Acquisition, the Offering, and the New Credit Facilities.

The unaudited pro forma consolidated statement of financial position gives effect to the Acquisition as if the Acquisition had occurred as of December 31, 2015. The unaudited pro forma consolidated statement of income for the year ended December 31, 2015, gives effect to the Acquisition as if the Acquisition had occurred as of January 1, 2015. The pro forma adjustments are described in the accompanying notes.

The unaudited pro forma consolidated financial statements were prepared to illustrate the estimated effects of the Acquisition, the Offering, and the New Credit Facilities. The unaudited pro forma adjustments are based upon available information and certain assumptions that management of Stantec believes are reasonable. The unaudited pro forma consolidated financial statements do not purport to represent Stantec’s results of operations or financial condition for any future period or as of any date. In preparing the unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the anticipated financial benefits from such items as costs savings and revenue synergies arising from the Acquisition and nor does it reflect the restructuring and integration costs to be incurred by Stantec.

The Acquisition will be accounted for in accordance with the acquisition method. The fair values of the tangible and intangible assets and liabilities of MWH are based upon their respective fair values as of the closing of the Acquisition based on valuations which are not yet available. A preliminary estimate of fair

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

value has been made for major categories of assets and liabilities in the accompanying unaudited pro forma consolidated financial information. The actual fair values and the resulting effect on income from operations may differ materially from the unaudited pro forma amounts included herein.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are those described in Stantec’s audited consolidated financial statements for the year ended December 31, 2015. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Stantec as at December 31, 2015, including the notes thereto, which are incorporated by reference in this prospectus and should also be read in conjunction with the audited consolidated financial statements of MWH for the fiscal year ended January 1, 2016, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which are included in this prospectus.

3.	MWH’s Financial Statements—Reclassifications, Presentation Currency, and IFRS

The notes to the unaudited pro forma financial statements include all material adjustments from U.S. GAAP to conform to IFRS. MWH’s audited consolidated financial statements have been translated from United States dollars to Canadian dollars using the current rate method. Policy adjustments were required to align MWH’s accounting policies with those of Stantec, including certain reclassification adjustments to MWH’s presentation to be in accordance with Stantec’s presentation. The adjustments are further described below.

The audited consolidated statement of financial position of MWH has been translated into Canadian dollars at the exchange rate on December 31, 2015 (CDN$1.3840 per US$1.00). The audited consolidated statement of income has been translated into Canadian dollars using the average exchange rate in effect during the period (CDN$1.2787 per US$1.00).

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 1, 2016

	U.S. GAAP	Adjustments		IFRS	IFRS
	US$	US$		US$	CDN$
		(note 3)
(in thousands of dollars)
Assets
Current Assets
Cash and cash equivalents	60,077			60,077	83,146
Cash in consolidated joint ventures	8,405			8,405	11,633
Trade and other receivables	368,658	(188,850	)(a)(b)	179,808	248,854
Unbilled revenue	—	175,762	(b)	175,762	243,255
Prepaid expenses	20,030			20,030	27,722

Total current assets	457,170	(13,088)		444,082	614,610

Non-current
Property and equipment	38,582			38,582	53,397
Goodwill	81,372			81,372	112,619
Intangible and other assets	47,233	(18,083	)(c)	29,150	40,344
Investments in joint ventures and associates	—	5,351	(c)	5,351	7,406
Deferred tax assets	38,675			38,675	53,526
Other financial assets	—	13,088	(a)	25,820	35,735
		12,732	(c)

Total assets	663,032	—		663,032	917,637

Liabilities and equity
Current liabilities
Trade and other payables	157,655	52,284	(d)	237,587	328,821
		27,648	(e)
Accrued compensation and benefits	57,704	(52,284	)(d)	5,420	7,501
Other accrued expenses	51,524	(45,277	)(e)	6,247	8,646
Billings in excess of costs	65,620	8,653	(e)	74,273	102,794
Long-term debt	5,479			5,479	7,583
Other liabilities	—	8,976	(e)	8,976	12,423

Total current liabilities	337,982	—		337,982	467,768
Non-current
Long-term debt	65,345			65,345	90,437
Deferred tax liabilities	2,405			2,405	3,329
Long-term employee-related liabilities and other long-term liabilities	68,869	(19,285	)(f)	49,584	68,624
Other liabilities	—	19,285	(f)	19,285	26,690

Total liabilities	474,601	—		474,601	656,848

Equity
Share capital	15			15	21
Stock units	19,781			19,781	27,377
Notes receivable from Shareholders	(16,628)			(16,628)	(23,013)
Contributed surplus	105,591			105,591	146,138
Retained earnings	158,725			158,725	219,675
Accumulated other comprehensive income	(79,576)			(79,576)	(110,133)

Total shareholders’ equity	187,908	—		187,908	260,065
Noncontrolling interests	523			523	724

Total equity	188,431	—		188,431	260,789

Total liabilities and equity	663,032	—		663,032	917,637

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

MWH GLOBAL, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEAR ENDING JANUARY 1, 2016

	U.S. GAAP	Adjustments		IFRS	IFRS
	US$	US$		US$	CDN$
		(note 3)
(in thousands of dollars)
Gross revenue	1,318,228			1,318,228	1,685,618
Direct costs of contracts	825,480	(264,450	)(g)	561,030	717,389

Net revenue	492,748	264,450		757,198	968,229
Direct payroll costs	—	264,450	(g)	353,243	451,692
		88,793	(h)

Gross margin	492,748	(88,793)		403,955	516,537
Administrative and marketing expenses	446,215	(103,316	)(h)	338,400	432,712
		(4,499	)(i)
Depreciation of property and equipment	—	8,702	(h)	8,702	11,127
Amortization of intangible assets	—	8,055	(h)	8,055	10,300
Net interest expense	2,125	(1,207	)(i)	918	1,174
Interest and other income	(8,774)	(2,234	)(h)	(5,302)	(6,780)
		5,706	(i)
Share of income from joint ventures and associates	(360)	—		(360)	(460)

Income before income taxes	53,542	—		53,542	68,464
Provision for income taxes	17,629	—		17,629	22,542

Net income	35,913	—		35,913	45,922
Net income attributable to noncontrolling interests	957	—		957	1,224

Net income attributable to MWH	34,956	—		34,956	44,698

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

IFRS and U.S. GAAP Differences

a)	U.S. GAAP uses the expected return on assets assumption to calculate net benefit expense while IFRS requires the use of the interest rate on the defined benefit obligation. Further, IFRS does not permit recycling of actuarial gains and losses to income while U.S. GAAP requires it. The difference in the net periodic benefit cost calculated under IFRS compared to U.S. GAAP for the pro forma period was immaterial; therefore no adjustment was made in the pro forma consolidated statement of income. Based on available information management expects there is no adjustment for IFRIC 14, which is a difference between U.S. GAAP and IFRS. We have prepared the pro forma financial statements based on the assumption that Stantec will assume the funding deficiency in MWH’s defined benefit plan estimated at US$55.1 million as at December 31, 2015.

U.S. GAAP permits retentions that will be settled after more than twelve months from the reporting period be classified as short-term if the contract cycle is disclosed, while IFRS requires retentions of this nature must be classified as long-term. We therefore reclassified US$13.1 million relating to retentions from trade and other receivables to long-term other financial assets.

Policy Adjustments and Reclassifications

Policy adjustments were required to align MWH’s accounting policies with those of Stantec, including certain reclassification adjustments to MWH’s presentation to be in accordance with Stantec’s presentation. The adjustments include:

b)	A reclassification of US$175.8 million from trade and other receivables to unbilled revenue

c)	Reclassifying US$18.1 million from intangible and other assets to the following:

•	US$5.4 million to investments in joint ventures and associates, and

•	US$12.7 million to other financial assets relating to deferred compensation plan (US$9.1 million) and other various assets (US$3.6 million)

d)	Reclassifying accrued compensation and benefits of US$52.3 million to trade and other payables

e)	A reclassification of US$45.3 million from other accrued expenses to the following:

•	US$8.7 million to billings in excess of cost,

•	US$9.0 million relating to deferred rent to other liabilities, and

•	US$27.6 million to trade and other payables relating to sales and use tax payable (US$7.6 million) and other various payables (US$20.0 million)

f)	Reclassifying from long-term employee-related liabilities and other long-term liabilities to other liabilities US$9.8 million relating to deferred rent and US$9.5 million to uncertain tax positions

g)	A reclassification from direct costs of contracts of US$264.5 million to direct payroll costs

h)	A reclassification of US$103.3 million from of selling, general, and administration to the following:

•	US$88.8 million relating to fringe labor costs to direct payroll costs,

•	US$8.7 million to depreciation of property and equipment,

•	US$8.0 million to amortization of intangible assets, and

•	(US$2.2 million) relating to the bargain purchase gain for Slayden Construction Group Inc. to other income

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

i)	Reclassifying US$5.7 million from interest and other income to the following:

•	US$4.5 million relating to research and development tax credits, to selling, general, and administrative expenses, and

•	US$1.2 million relating to interest to net interest expense

4.	Pro Forma Assumptions and Adjustments

Under the terms of the Acquisition Agreement Stantec is to acquire all the issued and outstanding common stock of MWH for US$792.6 million. The purchase consideration will be disbursed to MWH’s common shareholders. All notes receivable from MWH’s shareholders (US$16.6 million) and the strike price relating to all outstanding stock appreciation rights (US$12.0 million) will be offset against and reduce the per share acquisition consideration payable to such shareholders. For the purpose of these pro forma statements, it is assumed that each stock unit and stock appreciation right outstanding immediately prior to the close of the Acquisition will become fully vested, in accordance with the provisions of the Acquisition Agreement.

The Acquisition will be accounted for using the acquisition method, with Stantec being the acquirer and MWH being the acquiree, where the MWH assets acquired and liabilities assumed will be recorded at their fair values at the acquisition date.

The purchase consideration is estimated at US$792.6 million (CDN $1,097.0 million) translated into Canadian dollars using the exchange rate in effect at December 31, 2015 (CDN$1.3840 per US$1.00).

Fair Value of Assets Acquired and Liabilities Assumed

a)	The estimated fair value of MWH’s identified assets and liabilities assumed in accordance with the acquisition method are as follows:

(in thousands of dollars)	US$	CDN$
Estimated purchase price, before assumed debt	792,600	1,096,958
Less notes receivable from shareholders	(16,628)	(23,013)
Less strike price for stock appreciation rights	(12,010)	(16,622)

Net purchase price	763,962	1,057,323

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

	Total	Total
	US$	CDN $
Assets and liabilities acquired
Cash acquired	68,482	94,779
Non-cash working capital	63,740	88,217
Property and equipment	38,582	53,397
Investment in associates	5,351	7,406
Deferred tax assets	28,698	39,718
Other financial assets	24,590	34,033
Intangible assets	212,541	294,157
Long-term debt	(70,824)	(98,020)
Deferred tax liabilities	(56,263)	(77,868)
Other financial liabilities	(61,251)	(84,771)
Other liabilities	(9,530)	(13,190)
Non controlling interest	(523)	(724)

Total identified net assets at fair value	243,593	337,134
Goodwill arising on acquisition	520,369	720,190

Consideration	763,962	1,057,324

The above is a preliminary estimate of the fair value of the assets acquired and liabilities assumed of MWH as of December 31, 2015. The estimate will remain preliminary until Stantec is able to (i) complete a valuation of significant intangible assets acquired and (ii) evaluate the fair value of other assets and liabilities acquired. The final determination of the fair value of assets acquired and liabilities assumed, which is expected to be no later than one year from the acquisition date, could differ significantly from the amounts presented in the unaudited pro forma consolidated financial statements. The goodwill arising from the Acquisition is not tax deductible.

For purposes of the unaudited pro forma consolidated balance sheet as at December 31, 2015, management assessed the identifiable intangible assets acquired to be $278.3 million (US$201.1 million) as follows:

			Life in
(in thousands of dollars)	US$	CDN $	Years
Client relationships	144,500	199,988	10
Backlog	35,700	49,409	2
Trademarks	16,620	23,002	3
Trademarks – indefinite life	2,440	3,377	n/a
Software	1,500	2,076	7
Lease advantage	350	484	4

Total acquired	201,110	278,336
Acquired MWH software	11,431	15,821

	212,541	294,157

The deferred tax impact on the net change in intangible assets in the above table is an increase in deferred tax liabilities of $67.8 million (US$49.0 million).

b)	Deferred financing costs of $1.7 million (US$1.2 million) relating to MWH’s long-term debt were removed from other financial assets since they were assumed to have zero fair value at acquisition. For

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

the purpose of the pro forma consolidated income statement, the amortization of the deferred financing costs was not removed since they were immaterial. The fair value of long-term debt was assessed and due to immateriality no adjustment was made in the pro forma financial statements.

c)	Deferred rent and tenant improvement allowances of $12.4 million (US$9.0 million) in current other liabilities and $13.5 million (US$ 9.8 million) in other liabilities were removed since they were assumed to have zero fair value at acquisition. The amortization impact with regards to the deferred rent and tenant improvement allowances was immaterial for the pro forma period; therefore no adjustment was made in the pro forma consolidated statement of income.

d)	Deferred tax liabilities increased by $74.5 million (US$53.9 million) due to the adjustments for intangible assets (note 4a) and deferred rent and tenant improvement allowances (note 4c). Deferred tax assets decreased by $13.8 million (US$10.0 million) due to the removal of deferred financing costs (note 4b) and the reversal of deferred tax assets relating to MWH’s deferred compensation plans. The amortization of deferred rent and tenant improvement allowances was immaterial for the pro forma period; therefore no adjustment was made in the pro forma consolidated statement of income.

Other Pro forma Adjustments and Assumptions

The following adjustments have been made in the unaudited pro forma consolidated financial statements to reflect the transaction described above:

e)	Stantec will issue 17,360,000 Subscription Receipts, which entitles the holder to receive one common share of Stantec. The Subscription Receipts will be issued at a price of $30.25 per Subscription Receipt for aggregate gross proceeds of approximately $525.0 million. The net proceeds to Stantec will be approximately $503.2 million after deducting the issuance costs of approximately $21.8 million. The increase to share capital will be $508.9 million after an adjustment for deferred income tax of $5.7 million based on Stantec’s income tax rate of 26.1%.

f)	Under the New Credit Facilities, Stantec expects to use $682.5 million and will repay MWH’s long-term debt of $73.3 million (US$ 53.0 million). Financing fees of $12.3 million will be netted against long-term debt and will be increased by a deferred tax asset of $3.2 million resulting in a net increase in long-term of $600.1 million. Stantec will obtain new term financing of $450.0 million with the remaining $232.5 million accessed through its revolving credit facility.

g)	To reflect the acquisition of MWH net assets (note 4a to d), in exchange for cash and to eliminate the share capital and other equity accounts of MWH. This removes MWH’s historical goodwill of $112.6 million and adds $720.2 million for management’s estimate of goodwill (note 4a) for a net change of $607.6 million.

h)	To record acquisition-related costs of $37.7 million and a $5.0 million breakage fee on Stantec’s senior secured notes which will be replaced by the New Credit Facilities. Stantec is expected to incur $17.0 million in acquisition costs consisting primarily of financial advisory fees, legal, and accounting fees and costs directly related to the Acquisition. There is an agreement in place for Stantec to pay $20.8 million in estimated acquisition-related costs to be incurred by MWH. As a result of recording these acquisition-related costs, there will be a corresponding income tax recovery of $4.8 million and deferred tax asset of $4.4 million for a net impact to retained earnings of $33.5 million. These adjustments are recorded in the unaudited pro forma consolidated statement of financial position as at December 31, 2015 but are not recorded in the unaudited pro forma consolidated statements of operation because they will not have a continuing impact on Stantec.

STANTEC INC.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

i)	To adjust the amortization expense for intangible assets to be acquired from MWH based on their estimated fair market value and estimated useful lives in the amount of $44.6 million. For purposes of these unaudited pro forma consolidated financial statements, the estimated lives of the intangible assets are described in note 4a. These are management’s best estimate of the expected useful life of these intangible assets. The actual expected useful life of these intangible assets could differ when the valuation of the intangible assets acquired is completed. The amortization expense has been reflected in the unaudited pro forma consolidated income statement using an exchange rate of 1.2787.

j)	To reflect the additional interest costs and amortization of financing costs resulting from the New Credit Facilities of $23.7 million. The New Credit Facilities are expected to have an interest rate of approximately 3.6%.

k)	To reflect the decrease in tax expense associated with the pro forma adjustments above including additional interest costs and the amortization of intangible assets. The net decrease in tax is $17.5 million using the effective tax rate of 26.1% for Stantec.

l)	The unaudited pro forma earnings per share, both basic and diluted, is computed by dividing the pro forma income by the pro forma weighted average number of common shares outstanding on a basic or diluted basis. The calculation of earnings per share is based on the weighted average number of Stantec common shares for the year ended December 31, 2015, and gives effect to the issuance of 17,360,000 common shares expected to be issued as a result of the Acquisition as described above.

Weighted Average Number of Common Shares	Year ended December 31, 2015
Basic – as previously disclosed	94,143,455
To be issued as a result of the Acquisition	17,360,000
Dilutive effect of share options – as previously disclosed	450,480
Basic – pro forma	111,503,455
Diluted – pro forma	111,953,935

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Under the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of such corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. The corporation may advance moneys to the director, officer or other individual for the costs, charges and expenses of any such proceeding. The corporation may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The individual shall repay any moneys advanced to him or her if he or she does not fulfill the above conditions. Such indemnification and advances may be made in respect of an action by or on behalf of the corporation or such other entity to procure a judgment in its favour only with court approval. Such individual is entitled to indemnification or advances from the corporation as a matter of right in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which he is subject by reason of being or having been a director or officer of the corporation or another entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfils the conditions set forth above.

The bylaws of Stantec Inc. (the “Registrant”) provide that, subject to the CBCA, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another individual who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative action or proceeding to which the individual is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if: (a) the individual acted honestly and in good faith with a view to the best interests of the Registrant; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. The Registrant has entered into individual agreements with its directors and officers that give contractual effect to the indemnification provisions contained in the bylaws.

The Registrant maintains directors’ and officers’ liability insurance which insures the directors and officers of the Registrant and its subsidiaries against certain losses resulting from any wrongful act committed in their official capacities for which they become obligated to pay to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

The exhibits listed in the exhibits index, appearing elsewhere in this registration statement, have been filed as part of this registration statement.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registration statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, Canada, on March 30, 2016.

STANTEC INC.

By:	/s/ Robert J. Gomes
Name: Title:	Robert J. Gomes President & CEO

III-2

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert J. Gomes Robert J. Gomes	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2016

/s/ Daniel J. Lefaivre Daniel J. Lefaivre	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2016

* Aram H. Keith	Chairman of the Board of Directors	March 30, 2016

* Douglas K. Ammerman	Director	March 30, 2016

* David L. Emerson	Director	March 30, 2016

* Delores M. Etter	Director	March 30, 2016

* Anthony P. Franceschini	Director	March 30, 2016

* Susan E. Hartman	Director	March 30, 2016

* Donald J. Lowry	Director	March 30, 2016

* Ivor M. Ruste	Director	March 30, 2016

* By:	/s/ Robert J. Gomes
Name: Title:	Robert J. Gomes Attomey-in-fact

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Stantec Inc. in the United States on March 30, 2016.

STANTEC CONSULTING SERVICES INC.

By:	/s/ Daniel J. Lefaivre
Name: Title:	Daniel J. Lefaivre Treasurer

III-4

EXHIBIT INDEX

Exhibit	Description

3.1**	Underwriting Agreement.

4.1	The Registrant’s annual information form for the year ended December 31, 2015, dated February 24, 2016 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed on February 25, 2016 (File No. 001-32562)).

4.2	The Registrant’s management information circular dated March 20, 2015 in connection with the annual meeting of shareholders on May 14, 2015 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K furnished on April 7, 2015 (File No. 001-32562)).

4.3	The Registrant’s audited consolidated financial statements and the notes thereto, including statements of financial position as at December 31, 2015 and 2014 and statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2015 and 2014 and including management’s report on internal control over financial reporting, together with the report of the auditors on these consolidated financial statements and on the effectiveness of internal control over financial reporting (incorporated by reference to Exhibit 99.3 of the Registrant’s Annual Report on Form 40-F filed on February 25, 2016 (File No. 001-32562)).

4.4	The Registrant’s management’s discussion and analysis for the annual consolidated financial statements as at December 31, 2015 and 2014 and for each of the years ended December 31, 2015 and 2014 (incorporated by reference to Exhibit 99.2 of the Registrant’s Annual Report on Form 40-F filed on February 25, 2016 (File No. 001-32562)).

4.5	The material change report dated March 29, 2016 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K furnished on March 30, 2016 (File No. 001-32562)).

4.6(*)	The “template version” of the term sheet relating to the offering dated March 29, 2016.

4.7	The “template version” of the investor presentation dated March 29, 2016 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K furnished on March 30, 2016 (File No. 001-32562)).

5.1(*)	Consent of Ernst & Young LLP.

5.2(*)	Consent of Deloitte & Touche LLP.

5.3(**)	Consent of Dentons Canada LLP.

5.4(**)	Consent of Stikeman Elliott LLP.

6.1	Powers of Attorney (included in Part III of the initial Registration Statement).

*	Filed herewith
**	To be filed by amendment.

III-5